
07053244

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY - 1 2007
WASH. D.C.
186
SECTION

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant's name into English)

PROCESSED

MAY 08 2007


THOMSON
FINANCIAL

298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F........................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................................]

Exhibit Index at page: 2
Total pages: 179

EXHIBIT INDEX

Exhibit	Title	Page
A	Annual Report for Year 2007	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 26, 2007

By 

Mr. Zhang Baocai
Company Secretary /
Secretary of the Board

2006
ANNUAL REPORT



兖州煤业股份有限公司
Yanzhou Coal Mining Company Limited
Stock Code: 1171

Page(s)

COMPANY PROFILE 2

FINANCIAL HIGHLIGHTS 5

CHAIRMAN'S STATEMENT 7

REVIEW OF OPERATIONS 10

MANAGEMENT DISCUSSION AND ANALYSIS 15

REPORT OF BOARD OF DIRECTORS 18

REPORT OF SUPERVISORY COMMITTEE 38

CORPORATE GOVERNANCE REPORT 40

INDEPENDENT AUDITOR'S REPORT 47

CONSOLIDATED STATEMENT OF INCOME 48

CONSOLIDATED BALANCE SHEET 49

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 51

CONSOLIDATED STATEMENT OF CASH FLOWS 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 54

SUPPLEMENTAL INFORMATION 107

AUDITORS' REPORT 114

BALANCE SHEET (under PRC GAAP) 115

STATEMENT OF INCOME AND PROFITS APPROPRIATION (under PRC GAAP) 117

CASH FLOW STATEMENT (under PRC GAAP) 118

NOTES TO THE FINANCIAL STATEMENTS (under PRC GAAP) 121

SUPPLEMENT (under PRC GAAP) 166

CORPORATE INFORMATION 169

APPENDIX 172

Yanzhou Coal Mining Company Limited ("Yanzhou Coal" or "the Company") is located in Shandong Province, the People's Republic of China (the "PRC"). The Company is principally engaged in underground coal mining, preparation and processing, sales, and railway transportation of coal.

In 2006, the Company produced 36.05 million tonnes of raw coal, making it the largest coal producer in Eastern China; sold 34.66 million tonnes of saleable coal, of which 6.33 million tonnes are export sales, making it one of the largest coal exporters in the PRC; and realized a net income attributable to equity holders of the Company of RMB2,373.0 million, making it one of the most profitable coal enterprises in the PRC.

As at 31st December 2006, the total share capital of the Company was 4,918.4 million shares.

PRODUCTS

The Company's products are mainly prime quality low sulphur coal, which is suitable for use in large-scale power plants as steam coal, metallurgical production as coal to be used with coking coal and the process of pulverized coal injection (PCI).

CUSTOMERS

The customers of the Company are mainly located in countries or regions in East Asia such as Japan, Korea, Eastern China and Southern China.

STOCK ISSUANCE

- Successfully listed on New York, Hong Kong and Shanghai stock markets and issued 850 million H shares and 80 million A shares in 1998.
- Successfully issued 100 million new A shares and 170 million new H shares in 2001.
- Successfully issued 204 million new H shares in 2004.


Switzerland
Italy
India
Taiwan
The Philippines
Export market for coal
Development of coal mine overseas
Domestic sales market

ASSETS ACQUISITION

- Acquired Jining II coal mine, Jining III coal mine and railway assets specifically used for the transportation of coal (the "Railway Assets") in 1998, 2001 and 2002, respectively.
- Successfully acquired Southland Coal Mine in Australia (now renamed as "Austar Coal Mine") in 2004, which is the first successful purchase of an overseas coal mine by a Chinese enterprise.
- Set up Yanzhou Coal Australia Pty Limited ("Yancoal Australia Pty") in 2004.
- Set up Yanzhou Coal Yulin Nenghua Company Limited ("Yulin Nenghua Company") in 2004 in which the Company holds a controlling stake.
- Purchase of 95.67% shares of Yankuang Heze Nenghua Company Limited ("Heze Nenghua") in 2005.
- Purchase of 98% and the remaining 2% shares in Yankuang Shanxi Nenghua Company Limited in 2006 and January, 2007 respectively. Yankuang Shanxi Nenghua Company Limited has now been renamed as Yanzhou Coal Shanxi Nenghua Company Limited ("Shanxi Nenghua").

MAJOR PRIZES IN 2006

- International Asia Pacific Quality Award presented by Asia Pacific Quality Organization.
- Top 100 Listed Companies in China of 2005 rated by Shanghai Securities News.
- Top 100 Listed Companies in China of 2005 rated by Fortune (Chinese version).
- Nifty Fifty Listed Companies in China of the most protence blue chips of 2005 rated by New Finance and Economics.
- Top 50 A Share Listed Companies with Investors Relationship Management in China of 2005 rated by Capital Week.
- Top 100 Listed Companies in China of 2005 rated by China Enterprise Reform & Development Society and Huadun Economic Institute.



Beijing
Tianjin
Jiaoji Line
Yanshi Line
Jinan
Qingdao
Rizhao
Lanshan
Lianyungang
Xinxiang
Xinyan Line
Zhengzhou
Xuzhou
Mexico
Nanjing
Shanghai
Beijing-Shanghai Line
Brazil

Austar Coal Mine, Australia

The Production and Operation Structure of Yanzhou Coal Mining Company Limited


Yanzhou Coal Mining Company Limited
Coalmines and Branch Offices in the Headquarters
Nantun Coal Mine
Xinglongzhuang Coal Mine
Baodian Coal Mine
Dongtan Coal Mine
Jining II Coal Mine
Jining III Coal Mine
Railway Transportation Department
Branch Company In Zhenjiang
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
wholly-owned subsidiaries
Yancoal Australia Pty Limited
Austar Coal Mine Pty Limited (Austar Coal Mine)
Yanzhou Coal Shanxi Nenghua Co., Ltd.
Shanxi Heshun Tianchi Energy Co., Ltd. (Tianchi Coal Mine)
Shanxi Tianhao Chemicals Co., Ltd. (0.1Mt Methanol Project)
controlled entities
Yanzhou Coal Yulin Nenghua Co., Ltd. (0.6Mt Methanol Project)
Yanmei Heze Nenghua Co., Ltd.
Zhaolou Coal Mine
Wanfu Coal Mine
Shandong Yanmei Shipping Co., Ltd.
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
associated companies
Shaanxi Yulin Yushuwan Coal Mine Co., Ltd.

(Prepared in accordance with International Financial Reporting Standards ("IFRS"))

The financial highlights are prepared based on the financial information set out in the audited consolidated statement of income, consolidated balance sheet, and consolidated statement of cash flows in 2006, 2005, 2004, 2003 and 2002.

OPERATING RESULTS

	Year ended 31st December				
	2006 (RMB'000)	2005 (RMB'000)	2004 (RMB'000)	2003 (RMB'000)	2002 (RMB'000)
Net sales					
Net sales of coal	11,846,948	11,353,485	10,354,337	6,794,335	6,213,901
including: Headquarters	11,710,664	11,353,485	10,354,337	6,794,335	6,213,901
Domestic	9,365,857	8,421,462	7,406,988	4,337,089	3,413,955
Export	2,344,807	2,932,023	2,947,349	2,457,246	2,799,946
Yancoal Australia Pty	114,409	–	–	–	–
Shanxi Nenghua	21,875	–	–	–	–
Net Income of Railway Transportation Services	160,399	163,437	220,771	154,585	142,471
Total Net Sales	12,007,347	11,516,922	10,575,108	6,948,920	6,356,372
Gross Profit	5,817,278	6,228,334	6,023,405	3,193,897	2,993,471
Interest Expenses	(26,349)	(24,611)	(35,942)	(59,966)	(117,929)
Income Before Income Taxes	3,726,624	4,419,973	4,673,332	1,974,918	1,748,212
Net Income attributable to equity holders of the Company	2,372,985	2,881,461	3,154,317	1,386,686	1,221,999
Earnings per Share	RMB0.48	RMB0.59	RMB0.66	RMB0.30	RMB0.43
Dividend per Share[(1)]	RMB0.200	RMB0.220	RMB0.260	RMB0.164	RMB0.104

Notes: (1) Dividend per share of year 2006 represents the dividend proposed.

ASSETS AND LIABILITIES

	31st December				
	2006 (RMB'000)	2005 (RMB'000)	2004 (RMB'000)	2003 (RMB'000)	2002 (RMB'000)
Net Current Assets	6,043,863	7,522,121	5,774,466	2,045,252	2,157,429
Net Book Value of Property, Plant and Equipment	12,139,939	9,318,486	8,537,150	8,616,373	8,276,941
Total Assets	23,458,749	21,254,444	18,336,697	13,909,804	12,924,045
Total Borrowings	403,138	231,827	441,057	650,859	1,261,341
Equity attributable to equity holders of the Company	18,931,779	17,618,577	15,523,751	11,083,239	9,995,033
Net Asset Value per Share	RMB3.85	RMB3.58	RMB5.05	RMB3.86	RMB3.48
Return on Net Assets (%)	12.53	16.35	20.32	12.51	12.23

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December				
	2006 (RMB'000)	2005 (RMB'000)	2004 (RMB'000)	2003 (RMB'000)	2002 (RMB'000)
Net Cash from Operating Activities	**3,767,156**	3,939,274	4,418,381	2,701,236	2,239,712
Increase (Decrease) in Cash and Cash Equivalent	**(1,149,916)**	667,529	3,192,966	479,599	419,367
Net Cash Flow per Share from Operating Activities	**RMB0.77**	RMB0.80	RMB1.44	RMB0.94	RMB0.78

Notes:

As at 31st December, 2002 and 2003, the total share capital of the Company was 2,870 million shares; the total share capital was 3,074.0 million shares as at 31st December, 2004. As at 31st December, 2005 and 31st December, 2006, the total share capital of the Company was 4,918.4 million shares. Earnings per share in the above financial highlights is calculated according to the current net income attributable to the equity holders of the Company and the weighted average of shares over the years. The dividend per share, net asset value per share and net cash flow per share from operating activities in the above financial highlights are calculated based on the total share capital as at the end of each corresponding year of the Company.

The above financial indicators of year 2006 also consolidated the results of the financial statements of Shanxi Nenghua during this reporting period. Since 2005, the financial statements of the Company have consolidated the financial statements of Heze Nenghua. Since 2004, the financial statements of the Company have consolidated the financial statements of Shandong Yanmei Shipping Co. Ltd. ("Yanmei Shipping"), Yulin Nenghua and Yancoal Australia Pty.

The taxes, surcharges and gross profit resulting from the principal businesses of Yanmei Shipping are offset against the transportation cost of coal of the Company, thereby increasing the total coal sales. As the total sales, operating results and assets of Yanmei Shipping do not have any material impact on the Company, they are therefore not itemized in this report.

Yulin Nenghua and Heze Nenghua are currently under project construction and do not have a significant impact on the operational results of the Company, and hence are not itemized in this report.

"Headquarters of the Company" exclude subsidiaries whose operation results have been consolidated into the consolidated financial statements. Those subsidiaries include Yumei Shipping, Zhongyan Trading Company Limited of Qingdao Bonded Area ("Zhongyan Trading"), Yulin Nenghua, Yancoal Australia Pty, Shanxi Nenghua and Heze Nenghua.



Wang Xin *CHAIRMAN*

Thanks to the great support of all the shareholders of the Company (the "Shareholders") and the hard work of our staffs, the income attributable to equity holders of the Company for the year 2006 was RMB2,373.0 million. To reward the Shareholders, the board (the "Board") of the directors of the Company (the "Directors") proposes to declare a special cash dividend to the Shareholders for the year 2006 in addition to a cash dividend payable in accordance with the Company's persistent dividend policy.

The 2006 cash dividend payable in accordance with the Company's persistent dividend policy is RMB590.2 million (tax included) or RMB0.12 per share (tax included); and the 2006 special cash dividend is RMB393.5 million (tax included) or RMB0.08 per share (tax included) to the Shareholders. The aggregate amount of these two types of dividends is RMB983.7 million (tax included) or RMB0.20 per share (tax included). Subject to approval by the Shareholders at the 2006 Annual General Meeting (the "2006 AGM"), the dividends mentioned above will be declared and paid to all Shareholders within two months after the 2006 AGM.

The audit committee of the Company (the "Audit Committee") has reviewed the results of the Company for the year 2006.

ACHIEVEMENTS IN 2006

The Company, by successfully implementing operation strategies such as stabilizing the output and sales volume of coal, improving product quality, optimizing product mix and strengthening cost control and overcoming negative factors such as cost increase, has made comparatively good achievements for the year 2006: the output of raw coal was 36.05 million tonnes, representing an increase of 4.0% over that of 2005; sales of coal was 34.66 million tonnes, representing an increase of 6.7% over that of 2005; net income attributable to equity holders of the Company was RMB2,373.0 million, representing a decrease of 17.6% over that of 2005.

The Company's strength in sustainable development has been enhanced through the development of new projects. Both Austar Coalmine in Australia and Tianchi Coalmine in Shanxi Province have been put into operation and will make contributions to the Company in 2007. The commercial negotiation of Yushuwan Coalmine in Shaanxi Province has been completed, and the procedures regarding incorporation are being handled. The development of Zhaolou Coalmine in Shandong Province, the 0.6 million tonnes methanol project of Shaanxi Province and the 0.1 million tonnes methanol project in Shanxi Province is progressing smoothly.

The Company's brand name and image have been greatly promoted through continuously regulating the Company's operation and improving operation management. Pursuant to requirements of the US Sarbanes-Oxley Act, the Company has basically completed the construction of internal control system. After obtained the National Quality Award, the Company has been endowed with the Asia-Pacific International Quality Award by the Quality Association of Asia Pacific Region in 2006, by which the Company became the third Chinese enterprise which has won this honor. Moreover, the Company has been elected as 2005 Nifty Fifty Blue Chip Listed Companies with Most Growing potential in China by the magazine New Finance and Economics, and rated as 2005 China Top 50 A Share Listed Companies in Investors' Relationship Management by Capital Weekly.

OUTLOOK FOR 2007

The demand and supply of coal in the domestic market is generally in equilibrium, and the coal price maintains stable. Since China's economic growth rate is maintained above 8%, the demand of coal by electricity power, metallurgy, building materials, chemicals and other sectors in primary industry will still strong. The domestic coal resource supply will be increased due to additional production from newly constructed coalmines as well as policy adjustment by the Chinese Government, which abolished the VAT rebate for coal export, levied additional coal export tariff and reduced coal import tariff. The bottleneck of coal transportation capacity will be difficult to breakthrough radically in the short term. The Chinese Government will continue to regulate and close down sub-standard coal mines and strictly request the increase of safety investment. The Eleventh Five-Year Plan of Coal Industry encourages the development of large-scale coal enterprises under a group structure and the raising of admittance requirements for newly constructed coal mine, which is in favor of improving the centralization of China's coal industry and enhancing the competitive advantages of large-scale coal enterprises. The safety production level and operation system of the coal industry will be greatly improved.

The demand for coal will be strong in the international coal market with stable coal prices coupled with steady increase. Due to continuous growth of the world economy, steady development of electric power and metallurgy industries, and the constant growth of oil price at a high level, the coal industry is one of the fastest-growing energy industries in terms of demand. The export volume of coal from Australia will remain stable on the whole, the export volume of coal from Indonesia and Vietnam will increase; while the import volume of coal by Japan and South Korea will remain stable and the import volume of coal by China and India will increase. Therefore, the demand and supply in the East Asian coal markets will be stable on the whole, and the supply of prime coal will be slightly tight. China's adjustment in coal import and export policy in response to the strong domestic demand of coal will be in favor of the price increase in the East Asian coal market. The contract price in international coal market was higher than that of 2006 on the whole. Ever since January 2007, the spot price of the Australian BJ steam coal has been stable with an increase trend. It is expected that the international coal price in 2007 will be stable coupled with steady increase.

The average coal sales price of the Company is expected to increase slightly in 2007. Currently, the Company has signed domestic coal sales contracts of 13.03 million tonnes, with average contract price increase of RMB52.04 per tonne or 19.21% higher than that of 2006. The spot price for coal will also adjust in response to market changes. Though the negotiation for coal export has not been completed, it is expected that the Company's long-term contract price of export coal will be slightly higher than the year of 2006.

The sales target for the year 2007 of the Company is 37.5 million tonnes, including (a) the headquarters' sales target is 34.50 million tonnes among which the export target is 3 million tonnes; (b) Yancoal Australia Pty's sales target is 2 million tonnes; (c) Shanxi Nenghua's sales target is 1 million tonnes.

OPERATING STRATEGIES

The Company will continue to improve its profitability and Shareholders' return through operating strategies of organic development and external expansion in parallel. In 2007, the Company will focus on the following operating strategies:

Improving operation management and enhancing profitability of the existing coal mines. Firstly, the Company will stabilize the output and sales volume of its headquarters, focus on optimizing coal mine production system, and make great efforts in improving the output of Austar Coalmine in Australia and Tianchi Coalmine of Shanxi Nenghua Secondly, the Company will continue to implement the "Three Nil Project" and the "Four Optimizations", arrange the combination of domestic sales and coal export reasonably, adjust products variety mix, and increase the profitable sales of clean coal. Thirdly, giving prominence to management and cost control, the Company will ensure effective cost control through continuously improving the financial control systems, strengthening capital budgeting management, and improving performance assessment systems for reward and punishment.

Expediting the existing projects construction and persisting to seek for new acquisition opportunities. The Company would strengthen project investment management in order to achieve standardization, optimization and high efficiency. Yushuwan Coalmine of Shannxi Province and 0.1 million tonnes of methanol project in Shanxi Province will be put into production in 2007 and the construction of Zhaolou Coal mine of Shandong Province and 0.6 million tonnes of methanol project of Shannxi Province will be expedited this year so that they may be put into operation in the year of 2008. Meanwhile, through expending assets scale of coal mines, developing and expanding the further processing of coal, the Company will continue to seek new investment opportunities of coal reserves and correlative industries both at home and abroad.

Regulating operations and improving the management expertise of the Company. The Company plans to continue promoting the construction of its internal control system. According to the requirements of the US Sarbanes-Oxley Act, the Guidance on Internal Control for the Listed Companies of the Shanghai Stock Exchange, the Listing Rules of the Hong Kong Stock Exchange (the "Hong Kong Listing Rules"), the relevant laws and regulations of the stock-listing places both in China and foreign countries and the requirements stipulated by the supervisory and management institutes of listed companies, the Company will continue to improve its internal control of work flow and system. The Company will also strengthen training for its Directors, Supervisors, senior management and other senior working staffs to strengthen their self-discipline and sense of responsibility, and will optimize its corporate governance for the promotion of the operations of the Company.

I would like to express my sincere gratitude to the management and staff of the Company for their hard work as well as to all our Shareholders for their support. I am confident that the Company will achieve good operation performance and a stronger competitive edge in 2007.

On behalf of the Board

Wang Xin
Chairman

20th April, 2007
Zoucheng, PRC

The following discussion is based on the Company's audited results of 2005 and 2006 prepared in accordance with IFRS.

ACHIEVEMENTS IN 2006

In 2006, the Company produced 36.05 million tonnes of raw coal, sold 34.66 million tonnes of coal and the railway transportation of coal achieved 19.49 million tonnes. In 2006, net sales of the Company was RMB12,007.3 million, among which net sales of coal was RMB11,846.9 million and net income of railway transportation services was RMB160.4 million, and the net income attributable to the equity holders of the Company was RMB2,373.0 million.


Raw Coal Production (ten thousand tonnes)
5,000
4,000
3,000
2,000
1,000
0
4,328
3,915
3,466
3,605
Year 2003
Year 2004
Year 2005
Year 2006
Saleable coal
(ten thousand tonnes)
sales of saleable coal
export
3,941
1,447
3,800
1,363
3,248
725
3,466
633
Net Sales (RMB: million)
12,000
9,000
6,000
3,000
6,949
10,575
11,517
12,007
Net Income Attributable to Equity Holders of the Company
(RMB: million)
4,000
3,200
2,400
1,600
800
1,387
3,154
2,881
2,373

COAL PRODUCTION

In 2006, the raw coal production of the Company was 36.05 million tonnes, representing an increase of 1.39 million tonnes or 4.0% as compared to the same period last year, among which, (1) the raw coal production of the Company's six coal mines in the headquarters area were 35.49 million tonnes, representing an increase of 0.83 million tonnes or 2.4%, as compared to the same period last year. The increase was mainly due to the production capacity of the raw coal mines in the headquarters during the fourth quarter of 2006 having resumed their normal level; (2)the raw coal production of Yancoal Australia Pty was 0.44 million tonnes; and (3) the raw coal production of Shanxi Nenghua was 0.12 million tonnes.

The output of saleable coal of the Company was 34.64 million tonnes in 2006, representing an increase of 2.70 million tonnes, or 8.5%, as compared with that of 2005, among which, (1) the output of coal of the Company's six coal mines in the headquarters area was 34.09 million tonnes, representing an increase of 2.15 million tonnes or 6.7%, as compared with that of 2005; (2) the output of saleable coal of Yancoal Australia Pty was 0.43 million tonnes; and (3) the output of saleable coal of Shanxi Nenghua was 0.12 million tonnes.

PRODUCT PRICES AND SALES

The following table sets out the coal prices of the Company for the years ended 31st December, 2006 and 2005:

		2006 (RMB/tonne)	2005 (RMB/tonne)
1.	**Headquarters**		
	Clean Coal		
	No. 1 Clean Coal	**505.38**	514.20
	No. 2 Clean Coal	**479.40**	491.51
	Domestic	**493.02**	513.67
	Export	**442.53**	460.09
	No. 3 Clean Coal	**377.72**	370.54
	Domestic	**387.10**	361.30
	Export	**362.55**	381.51
	Lump Coal	**427.88**	432.26
	Domestic	**427.88**	434.66
	Exports	**–**	397.53
	Average price for Clean Coal	**414.58**	413.69
	Domestic	**429.92**	420.26
	Export	**382.13**	404.37
	Screened Raw Coal	**289.89**	321.88
	Mixed Coal and Others	**147.17**	150.45
	Average Coal Price of Headquarters	**341.12**	349.50
	Domestic	**332.19**	333.74
2.	**Yancoal Australia Pty**	**594.55**	–
3.	**Shanxi Nenghua**	**155.22**	–

Notes: The coal prices represent the invoice prices less sales tax, transportation cost from the Company to ports, port charges and miscellaneous fees for coal sales.

The average coal price of the Company's headquarters was RMB341.12/tonne in 2006, representing a decrease of RMB8.38/tonne, or 2.4%, as compared with that of 2005, of which, the average domestic coal price was RMB332.19/tonne, representing a decrease of RMB1.55/tonne, or 0.5%, as compared with that of 2005 and the average export coal price was RMB382.13/tonne, representing a decrease of RMB22.24/tonne, or 5.5%, as compared with that of 2005.

Decrease in average coal price of the Company's headquarters was mainly due to the corresponding decrease in export coal price.

The average coal price of Yancoal Australia Pty was RMB594.55/tonne in 2006.

The average coal price of Shanxi Nenghua was RMB155.22/tonne in 2006.

The following table sets out the Company's sales volume and net sales of coal by product category for the years ended 31st December 2006 and 2005:

		Year ended 31st December					
		2006			2005		
		Sales volume ('000 Tonnes)	Net sales of coal (RMB'000)	% of total net sales of coal	Sales volume ('000 Tonnes)	Net sales of coal (RMB'000)	% of total net sales of coal
1.	Headquarters						
	Clean Coal						
	No. 1 Clean Coal	869.3	439,320	3.7	773.9	397,957	3.5
	No. 2 Clean Coal	5,566.3	2,668,468	22.5	5,084.5	2,499,068	22.0
	Domestic	4,064.2	2,003,752	16.9	2,981.3	1,531,433	13.5
	Exports	1,502.1	664,716	5.6	2,103.2	967,635	8.5
	No. 3 Clean Coal	12,129.7	4,581,674	38.7	11,183.0	4,143,820	36.5
	Domestic	7,495.6	2,901,583	24.5	6,066.8	2,191,938	19.3
	Exports	4,634.1	1,680,091	14.2	5,116.2	1,951,882	17.2
	Lump Coal	555.4	237,649	2.0	485.5	209,862	1.8
	Domestic	555.4	237,649	2.0	454.0	197,356	1.7
	Exports	-	-	-	31.5	12,506	0.1
	Subtotal for Clean Coal	19,120.7	7,927,111	66.9	17,527.0	7,250,707	63.9
	Domestic	12,984.5	5,582,304	47.1	10,276.2	4,318,684	38.0
	Exports	6,136.2	2,344,807	19.8	7,250.8	2,932,023	25.8
	Screened Raw Coal	10,826.4	3,138,506	26.5	10,805.4	3,478,075	30.6
	Mixed Coal and Others	4,383.1	645,047	5.4	4,152.1	624,703	5.5
	Subtotal for Headquarter	34,330.2	11,710,664	98.8	32,484.5	11,353,485	100.0
	Domestic	28,194.0	9,365,857	79.0	25,233.7	8,421,462	74.2
2.	Yancoal Australia Pty	192.4	114,409	1.0	-	-	-
3.	Shanxi Nenghua	140.9	21,875	0.2	-	-	-
	Total for the Company	34,663.5	11,846,948	100.0	32,484.5	11,353,485	100.0

The Company sold 34.66 million tonnes of coal in 2006, representing an increase of 2.18 million tonnes, or 6.7%, as compared with that of 2005, among which, (1) sales volume of the Company's six coal mines in the headquarters area was 34.33 million tonnes, representing an increase of 1.85 million tonnes, or 5.7%; of which domestic sales volume was 28.19 million tonnes, representing an increase of 2.96 million tonnes, or 11.7%, as compared with that of 2005; export sales volume was 6.14 million tonnes, representing a decrease of 1.11 million tonnes, or 15.3%, as compared with that of 2005. The sales volume of clean coal represented 55.7% of total coal sales volume of the headquarters in 2006, which was an increase from 54.0% of that in the year 2005. The change in sales structure is principally due to timely adjustment of product variety by the Company in light of market needs; (2) sales volume of Yancoal Australia Pty was 0.19 million tonnes and (3) sales volume of Shanxi Nenghua was 0.14 million tonnes.

The Company's coal products are exported to East Asian countries, such as Japan and South Korea. Net export sales of coal in 2006 accounted for 20.8% of the Company's total net sales of coal.

Domestic sales of the Company's coal products are concentrated in Eastern China, especially in Shandong Province.

The following table sets out the Company's net sales of coal by geographical break-down for the years ended 31st December 2006 and 2005:

		Year ended 31st December			
		2006		2005	
		Net sales of coal (RMB'000)	% of total net sales of coal	Net sales of coal (RMB'000)	% of total net sales of coal
1.	**Headquarters**				
	Eastern China				
	Shandong Province	6,544,702	55.2	5,697,426	50.2
	Jiangsu Province	677,333	5.7	674,671	5.9
	Zhejiang Province	449,143	3.8	536,315	4.7
	Shanghai Province	506,584	4.3	528,841	4.7
	Other provinces in Eastern China	386,876	3.2	560,782	4.9
	Subtotal for Eastern China	8,564,638	72.2	7,998,035	70.4
	Southern China	801,219	6.8	423,427	3.7
	Export	2,344,807	19.8	2,932,023	25.8
	Subtotal for Headquarters	11,710,664	98.8	11,353,485	100.0
2.	**Yancoal Australia Pty**	114,409	1.0	–	–
3.	**Shanxi Nenghua**	21,875	0.2	–	–
	Total for the Company	11,846,948	100.0	11,353,485	100.0

Note: Other provinces in Eastern China include Anhui Province, Fujian Province and Jiangxi Province whereas Southern China includes Guangdong Province, and Hunan Province.

Most of the Company's domestic coal sales were made to power plants, metallurgical mills, chemical plants and fuel companies etc.

The following table sets out the Company's net sales of coal by industries for the year ended 31st December 2006 and 2005:

		Year ended 31st December			
		2006		2005	
		Net sales of coal (RMB'000)	% of total net sales of coal	Net sales of coal (RMB'000)	% of total net sales of coal
1.	**Headquarters**				
	Domestic	9,365,857	79.0	8,421,462	74.2
	Power plants	2,696,769	22.7	2,357,640	20.8
	Metallurgical mills	607,888	5.1	811,426	7.1
	Construction material/coke/ chemical companies	2,037,326	17.2	686,215	6.0
	Fuel trading companies/others	4,023,874	34.0	4,566,181	40.3
	Export	2,344,807	19.8	2,932,023	25.8
	Power plants	1,680,091	14.2	1,951,955	17.2
	Metallurgical mills	664,716	5.6	967,635	8.5
	Others	–	–	12,433	0.1
	Subtotal for headquarter	11,710,664	98.8	11,353,485	100.0
2.	Yancoal Australia Pty	114,409	1.0	–	–
3.	Shanxi Nenghua	21,875	0.2	–	–
	Total for the Compay	11,846,948	100.0	11,353,485	100.0

RAILWAY ASSETS

In 2006, railway transportation volume of the Company was 19.49 million tonnes, representing a decrease of 0.67 million tonnes, or 3.3%, as compared with that of 2005. Net income from railway transportation services of the Company was RMB160.4 million in 2006, representing a decrease of RMB3.038 million or 1.9%, as compared with that of 2005.

OPERATING EXPENSES AND COST CONTROL

In 2006, the total operating expenses of the Company were RMB8,420.2 million, representing an increase by RMB1,212.8 million, or 16.8%, as compared with that of 2005. Costs of sales and railway transportation service and sales, general and administrative expenses increased by 17.0% and 16.2% as compared with that of 2005, respectively. The percentage of total operating expenses of total net sales increased to 70.1% from 62.6% in 2005.

The following table sets out the Company's principal operating expenses, which are also expressed as percentages of total net sales of the years ended 31st December 2006 and 2005:

	Year ended 31st December			
	2006	2005	2006	2005
	(RMB'000)		(% of total net sales of coal)	
Net sales				
Net sales of coal	11,846,948	11,353,485	98.7	98.6
Net income of railway transportation service	160,399	163,437	1.3	1.4
Total net sales	12,007,347	11,516,922	100.0	100.0
Costs of sales and railway transportation service				
Materials	1,320,596	1,147,572	11.0	10.0
Wages and employee welfare	1,646,018	1,258,333	13.7	10.9
Electricity	336,284	282,492	2.8	2.5
Depreciation	962,963	891,640	8.0	7.7
Repairs and maintenance	327,151	350,953	2.7	3.0
Land subsidence, restoration, rehabilitation and environmental costs	742,985	636,590	6.2	5.5
Mining rights fee	25,049	19,604	0.2	0.2
Other transportation expenses	106,572	98,787	0.9	0.9
Other costs	722,451	602,617	6.0	5.2
Total cost of sales and railway transportation service	6,190,069	5,288,588	51.6	45.9
Sales, general and administrative expenses	2,230,142	1,918,788	18.6	16.7
Total operating expenses	8,420,211	7,207,376	70.1	62.6

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for 2005 and 2006 and the notes thereto included elsewhere in this report. Such financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP"), please refer to Note II contained herein or the Company's annual report on Form 20-F filed with the Securities and Exchange Commission of United States of America, which will be provided to any shareholder of the Company upon written request.

YEAR ENDED 31ST DECEMBER, 2006 COMPARED WITH YEAR ENDED 31ST DECEMBER 2005

The Company's realized net sales in 2006 was RMB12,007.3 million, which was an increase of RMB490.4 million, or 4.3%, compared with RMB11,516.9 million in 2005, including: (1) realized net sales of coal was RMB11,846.9 million, among which (a) realized net sales of coal of the headquarters was RMB11,710.7 million, an increase of RMB357.2 million, or 3.1%, compared with RMB11,353.5 million in 2005. The increase was mainly due to an increase of coal sales volume which resulted in an increase of net sales of coal by RMB644.9 million; and a decrease of average coal prices which resulted in the decrease of net sales by RMB287.7 million; (b) consolidated net sales of coal of Yancoal Australia Pty was RMB114.4 million in 2006; (c) consolidated net sales of coal of Shanxi Nenghua was RMB21.875 million in 2006; (2) net income from railway transportation service (calculated on ex-mine basis and on the basis of transportation expenses being borne by the customers on designated railway assets) was RMB160.4 million, representing a decrease of RMB3.038 million, or 1.9%, from RMB163.4 million in 2005. The decrease was principally due to the decrease in the volume of coal deliveries.

Cost of sales and cost of railway transportation service of the Company was increased by RMB901.5 million, or 17.0%, to RMB6,190.1 million in 2006, as compared to RMB5,288.6 million in 2005. Among which: (1) cost of coal sales of the headquarter was RMB5,841.4 million, an increase of RMB656.6 million, or 12.7%, compared with RMB5,184.8 million in 2005; unit cost of coal sales per tonne of the headquarter was RMB170.15, an increase of RMB10.54, or 6.6%, compared with RMB159.61 in 2005. This was principally due to (a) the increase of prices of raw materials resulting in the increase of unit cost of coal sales by RMB3.07; (b) an increase of unit cost of coal sales by RMB4.49 as a result of the increase of employees' wages; (c) the increase in subsidence fees of the Company as a result of the strengthening measures to resettle the villages located above the coal field resulting in the increase of unit cost of coal sales by RMB1.86; (d) frequent changes of workfaces underground causing an increase of the unit coal sales by RMB1.94; (e) the partial set-off of part of the cost-increasing factors which resulting in the increase of unit cost of coal sales by the Company's tightening of cost control measures; (2) Cost of coal sales of Yancoal Australia Pty was RMB235.0 million in 2006; and (3) Cost of coal sales of Shanxi Nenghua was RMB15.909 million in 2006.

Sales, general and administrative expenses of the Company were RMB2,230.1 million in 2006, an increase of RMB311.3 million, or 16.2%, from RMB1,918.8 million of 2005. Among which (1) sales, general and administrative expenses of the headquarters increased by RMB378.0 million, which was mainly due to the increase in employees' insurance, wages and depreciation expenses; (2) Shanxi Nenghua's sales, general and administrative expenses of RMB5.106 million in 2006 were included; and (3) sales, general and administrative expenses of Yancoal Australia Pty in 2006 decreased by RMB42.043 million compared with that in 2005.

Other operating income of the Company increased by RMB30.799 million or 22.8%, to RMB165.8 million in 2006 from RMB135.0 million in 2005. This was mainly due to: (1) profit from material and fittings increased by RMB12.874 million; (2) interest income of bank deposit increased by RMB8.401 million.

Interest expenses of the Company increased by RMB1.738 million, or 7.1%, to RMB26.349 million in 2006 from RMB24.611 million in 2005.

Income before income taxes of the Company decreased by RMB693.4 million, or 15.7%, to RMB3,726.6 million in 2006 from RMB4,420.0 million in 2005.

Income attributable to the equity holders of the Company decreased by RMB508.5 million, or 17.6%, to RMB2,373.0 million in 2006 from RMB2,881.5 million in 2005.

Total assets increased by RMB2,204.3 million, or 10.4%, to RMB23,458.7 million as at 31st December, 2006 from RMB21,254.4 million as at 31st December 2005. This was principally due to the increase of the appreciation of asset value from the Company's production and operation activities.

Total liabilities increased by RMB857.9 million, or 23.8%, to RMB4,465.0 million as at 31st December, 2006 from RMB3,607.1 million as at 31st December, 2005.

Equity attributable to equity holders of the Company increased by RMB1,313.2 million, or 7.5%, to RMB18,931.80 million as at 31st December, 2006 from RMB17,618.6 million as at 31st December, 2005. The increase was mainly due to the increase of profit from operating activities.

LIQUIDITY AND CAPITAL RESOURCES

In 2006, the Company's principal source of capital was the cash flow from operations. The Company's principal uses of the capital include payment for operating expenses, purchase of property, machinery and equipment, and payment of Shareholders' dividends, and purchase of equity interest in Shanxi Nenghua.

As at 31st December 2006, the bills and accounts receivable were RMB2,211.9 million, representing a decrease of RMB12.927 million, or 0.6%, from RMB2,224.8 million as at 31st December, 2005. Bills receivable decreased by RMB88.524 million, or 4.2%, to RMB2,004.4 million as at 31st December, 2006 from RMB2,092.9 million as at 31st December, 2005. Accounts receivable increased by RMB75.597 million, or 57.3%, to RMB207.5 million as at 31st December, 2006 from RMB131.9 million as at 31st December, 2005. The increase was mainly due to (1) accounts receivable of the headquarters increased by RMB43.278 million in 2006, caused by the increasing of settlement balance for strategic consumers; (2) accounts receivable of Yancoal Australia Pty was RMB26.311 million in 2006; (3) accounts receivable of Shanxi Nenghua was RMB6.008 million in 2006;

The provision of doubtful accounts of the Company was RMB78.761 million in 2006. As approved by the sixth meeting (on August 18th, 2006) and the tenth meeting (on April 20th, 2007) of the third session of the board of directors of the Company respectively, the board approved provisions of RMB70.18 million and RMB8.581 million of doubtful accounts respectively.

As at 31st December, 2006, inventories of the Company increased by RMB109.1 million, or 23.2%, to RMB579.6 million as at 31st December, 2006 from RMB470.5 million as at 31st December, 2005. The increase was due to the increase in coal inventories of Yancoal Australia Pty.

Prepayment and other current assets increased by RMB29.088 million, or14.4%, to RMB231.5 million as at 31st December, 2006, from RMB202.4 million as at 31st December, 2005. The increase was mainly due to the increase of prepayment for goods.

As at 31st December, 2006, bills and accounts payable increased by RMB248.0 million, or 49.8%, to RMB745.7 million from RMB497.7 million as at 31st December, 2005. The increase was mainly caused by the increase of accounts payable.

Other accounts payable and provisions increased by RMB323.8 million, or 20.5 %, to RMB1,899.7 million as at 31st December, 2006 from RMB1,575.9 million as at 31st December, 2005 principally due to (1) customers' deposits increased by RMB199.5 million; (2) accounts payable increased by RMB226.3 million for the purchase of property, machinery, equipment and project materials compared to that in 2005; and (3) resources compensation payable decreased by RMB100.9 million compared to that in 2005.

Long-term liabilities increased by RMB458.9 million, or 257.7%, to RMB637.0 million as at 31st December 2006 from RMB178.1 million as at 31st December, 2005. This was principally due to (1) the new long-term loan of RMB330 million for Shanxi Nenghua; (2) deferred tax liabilities increased by RMB137.5 million.

The Company's capital expenditure for the purchase and construction of property, machinery and equipment was RMB1,290.5 million and RMB3,363.4 million in year 2005 and 2006 respectively, representing an increase of RMB2,072.9 million, among which, (1) capital expenditure for the construction of property increased by RMB1881.1 million; (2) capital expenditure for machinery and equipment increased by RMB185.6 million. These increases were mainly due to the increase in expenditure in the construction of properties and purchase of machinery and equipments for the projects being developed by some of the wholly owned subsidiaries and controlled entities of the Company.

According to the Acquisition Agreement of Jining III Coal Mine, the Company has paid the Yankuang Group Corporation Limited (the "Yankuang Group" or the "Controlling Shareholder") RMB13.248 million for acquisition of the mining rights of Jining III Coal Mine during this reporting period.

As at 31st December, 2006, the Company's debt to equity ratio was 2.1%, which was calculated on the basis of the equity attributable to equity holders of the Company and total amount of borrowings amounting to RMB18,931.8 million and RMB403.1 million, respectively.

The Company's estimated capital expenditure for year 2007 is RMB4,147.2 million. This is mainly due to: (1) the capital expenditure for the purchase and construction of property, machinery and equipment for the existing 6 operating coal mines and Railway Assets of approximately RMB1,035.3 million; (2) the capital expenditure for external development projects of approximately RMB3,111.9 million, including: (a) investment in 600,000 tonnes methanol project in Shaanxi Province of approximately RMB1,948.1 million; (b) investment in Zhaolou Coal Mine in Shandong Province of about RMB663.8 million; (c) investment in 100,000 tonnes methanol project in Shanxi Province of approximately RMB278.9 million; (d) investment in the construction of Yanzhou Austar Coal Mine in Australia of approximately RMB221.1million. The capital resource for the above capital expenditure is mainly from the Company's cash in hand and remaining proceeds from the issuance of H shares in 2004.

Considering the cash currently owned by the Company and the abundant capital sources, the Company believes that it will have sufficient capital to satisfy its operational and development requirements.

TAXATION

The Company is still subject to an income tax rate of 33% on its taxable profits in 2006.

US GAAP RECONCILIATION

The Company's audited financial statements are prepared in compliance with IFRS, which differs in certain respects from accounting principles generally accepted in the United States of America (the "US GAAP"). Please refer to Note II contained herein for a description of the differences between IFRS and US GAAP, and the current income attributable to equity holders of the Company for the year ended 31st December, 2006 and the equity attributable to equity holders of the Company as at 31st December, 2006 after reconciliation made in accordance with US GAAP.

The Board is pleased to submit the Report of the Board of Directors of Year 2006 together with the audited financial statements of the Company for the year ended 31st December, 2006.

PRINCIPAL ACTIVITIES

The Company is principally engaged in underground coal mining, preparation and processing, sales, and railway transportation of coal.

FINANCIAL HIGHLIGHTS

A summary of the results of the Company, the assets and liabilities of the Company and the cash flow of the Company for each of the five years ended 31st December, 2006, 2005, 2004, 2003 and 2002, which are prepared in accordance with the International Financial Reporting Standards ("IFRS"), are set out in the section headed "Financial Highlights" of this report.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2006 as proposed by the Board is as follows:

(Prepared in accordance with PRC GAAP)	RMB'000
Net Profit	1,749,341
Unappropriated profits at the beginning of year	5,843,972
Appropriation to statutory surplus reserve	175,821
Distributable profits	7,417,492
Dividends payable – annual cash dividends for previous year as approved at the annual general meeting	1,082,048
Unappropriated profits at the end of year	6,335,444
of which: Proposed cash dividends after the date of the balance sheet	983,680

The proposed profit appropriation will be presented to the Shareholders for approval at the forthcoming 2006 annual general meeting of the Company (the "2006 AGM").

Pursuant to the articles of association of the Company (the "Articles"), the Company's financial statements should be prepared according to the PRC GAAP and laws and regulations as well as the IFRS and the accounting standards of the places in which its shares are listed. For the purpose of determining the dividends payable to the Shareholders in a relevant year, the lower of the profits after taxation in the financial statements prepared according to these two accounting standards will be applied for the relevant year. For this purpose, audited profits after taxation in accordance with the PRC GAAP will be applied to determine the proposed cash dividends after the date of balance sheet for the year 2006.

DIVIDENDS

The Directors have decided to propose at the 2006 AGM a payment of cash dividends for the year 2006 of RMB983.7 million (tax included) or RMB0.200 (tax included) per share, which includes (1) a cash dividend for the year 2006 of RMB590.2 million (tax included) or RMB0.120 (tax included) per share in accordance with the Company's persistent dividend policy, and (2) a special cash dividend for the year 2006 of RMB393.5 million (tax included) or RMB0.080 (tax included) per share. Subject to approval by the Shareholders at the 2006 AGM, the above dividends will be declared and paid to all Shareholders within two months after the 2006 AGM (if so approved).

Pursuant to the Articles, cash dividends payable to the Shareholders shall be calculated and declared in RMB. Cash dividends payable to holders of the Company's domestic shares shall be paid in RMB, while cash dividends payable to holders of the Company's H shares shall be paid in Hong Kong dollars.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of purchases and services attributable to the Company's five largest suppliers was less than 30% of the total purchase of its commodities for 2006.

Net sales to the Company's five largest domestic customers accounted for less than 30% of the Company's net sales in 2006.

As far as the Directors are aware, neither the Directors, their associates, nor Shareholders who own more than 5% of the Company's share capital had any right and interest in the five largest customers of the Company as at 31st December 2006.

INTEREST CAPITALIZATION

No interest has been capitalized by the Company during the year ended 31st December 2006.

RESERVES

Details of changes in the reserves of the Company for the year ended 31st December, 2006 and details of the distributable reserves of the Company as at 31st December, 2006 are set out in Note 34 to the financial statements prepared in accordance with the IFRS contained herein.

BORROWINGS

Details of the borrowings are set out in Note 33 to the financial statements prepared in accordance with the IFRS contained herein.

NET VALUE OF PROPERTY, PLANT AND EQUIPMENT

Details of movements in net value of property, plant and equipment of the Company during the year ended 31st December, 2006 are set out in Note 25 to the financial statements prepared in accordance with the IFRS contained herein.

EMPLOYEES' PENSION SCHEME

Details of the Company's employees' pension scheme are set out in Note 40 to the financial statements prepared in accordance with the IFRS contained herein.

ON-GOING CONNECTED TRANSACTIONS

The on-going connected transactions between the Company and Yankuang Group for the year 2006 included the following three aspects.

1. **On-going Supply of Materials and Services**

   The on-going supply of materials and services between the Company and Yankuang Group are executed in accordance with Provision of Materials and Water Supply Agreement, Provision of Electricity Agreement, Provision of Labor and Services Agreement, Provision of Equipment Maintenance and Repair Works Agreement and Provision of Products and Materials Agreement entered into between the Company and Yankuang Group on 10th January, 2006, with an effective term for each of these agreements mentioned above from 1st January, 2006 to 31 December, 2008. These agreements and the respective annual caps of such transactions for the year 2006 to 2008 have been approved by the independent Shareholders on 24th March, 2006.

   Details of the on-going connected transactions are set out in the Announcement on Continuing Connected Transactions of Yanzhou Coal Mining Company Limited published in the domestic China Securities Journal and Shanghai Securities News; and Wen Wei Po and South China Morning Post of Hong Kong on 11th January, 2006 and the Circular dated 1st February, 2006, which is posted on the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited.

Details of on-going supply of materials and services between the Company and Yankuang Group for the year 2006 are shown in the following table.

No.	Types of Connected Transaction	Agreement	Annual cap for the year 2006 (RMB'000)	transactions for the year 2006 (RMB'000)
Expenditure				
A	Materials and water purchased from Yankuang Group	Provision of Materials and Water Supply Agreement	535,200	458,509
B	Fuel and power purchased from Yankuang Group	Provision of Electricity Agreement	380,000	349,095
C	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	854,700	805,205
D	Maintenance and repair services provided by Yankuang Group	Provision of Equipment Maintenance and Repair Works Agreement	280,000	246,841
E	Products and materials sold to Yankuang Group	Provision of Products and Materials Agreement	2,850,000	1,566,100

2. **Mining Rights Fee**

Upon approval by the relevant state-owned assets management and coal industry management authorities when the Company was incorporated, and pursuant to the Mining Right Agreement in October, 1997 and its supplemental agreement in February, 1998 entered into between the Company and Yankuang Group, the Company shall pay RMB12.98 million per year to Yankuang Group as mining rights fee of Nantun Coalmine, Xinglongzhuang Coalmine, Dongtan Coalmine, Baodian Coalmine and Jining II Coalmine (the "Five Coalmines"), all of which were owned by the Company when incorporated. Yankuang Group was commissioned to collect the mining rights fee for ten years since 1997. If there are any applicable new regulations governing the payment of mining rights fee promulgated by the State after the ten years, such regulations will apply.

During this reporting period, the Company paid the mining right fee for the Five Coalmines of RMB12.98 million to Yankuang Group.

In September, 2006, the State Council approved the Implementation Proposal on Pilot Reform for Promoting System for Paid Use of Coal Resources jointly issued by the Ministry of Finance, the Ministry of Land & Resources and the National Development and Reform Commission, which stipulates that if any enterprise which uses coal mining rights provided by the State without consideration, it shall pay for such mining rights upon completion of evaluation of the remaining resource reserve. Shandong Province is one of the pilots designated for paid use of mining rights. As at this reporting date, detailed implementation rules regarding paid use of coal mining rights of Shandong Province have not been issued.

All other coal mines owned by the headquarters and the subsidiaries of the Company are all in paid use.

3. **Payment of Pension Fund**

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into between the Company and Yankuang Group dated 10th January, 2006, Yankuang Group undertakes to be responsible for the management of the pension insurance fund to employees and payments of pension and other benefits to retirees of the Company (the "Endowment Insurance Fund") on a free of charge basis and such transaction constitutes an exempt continuing connected transaction which has been approved by the Board. The annual amount for the Endowment Insurance Fund for the year 2006 paid by the Company as approved at the Fourth Meeting of the Third Session of the Board on 4th March, 2006 was RMB 605 million. The amount actually paid by the Company was RMB640.62 million, with an excess of RMB 35.62 million approved by the Board on 20th April, 2007.

The Company's independent non-executive Directors have reviewed the on-going connected transactions in the year 2006 and confirmed that: (1) all such connected transactions have been: (a) entered into by the Company in the ordinary and usual course of its business; (b) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Company than terms available to or from any independent third parties; and (c) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the on-going supply of materials and services stated under "1. On-going Supply of Materials and Services" above has not exceeded the annual cap for the year 2006 approved by independent Shareholders on 24th March, 2006.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the on-going connected transactions of the Company. The auditors have reported their factual findings on these procedures to the Directors.

ACQUISITION OF CONNECTED ASSETS

Ming Right Consideration for Jining III Coalmine

Pursuant to the Jining III Coalmine Acquisition Agreement entered into between the Company and Yankuang Group in 2000, the consideration for the mining rights of Jining III Coalmine is approximately RMB132.5 million, which shall be paid to Yankuang Group in ten equal installments, free of interest and has commenced since 2001. As for 2006, the Company paid RMB13.248 million to Yankuang Group.

Acquisition of Equity Interest of Shanxi Nenghua

As reviewed and approved at the second extraordinary general meeting of 2006 dated 10th November, 2006, the Company contributed RMB733.34 million out of its own fund in acquisition of 98% equity interest in Shanxi Nenghua from Yankuang Group. Upon approval in the daily operation meeting by the general managers on 9th January,2007, the Company contributed RMB14.966 million out of its own fund in acquisition of the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary wholly owned by Yankuang Group. Till the disclosure date, the company had already completed all the procedures on equity transferring.

Shanxi Nenghua holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited ("Tianchi Company"), which is mainly responsible for the production and operation of Tianchi Coalmine. Tianchi Coalmine was put into operation in November 2006. Shanxi Nenghua holds 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited ("Tianhao Company"), which mainly undertakes the construction and operation of a 100,000 tonnes methanol project. The methanol project is still under the construction.

For details of the acquisition, please refer to the Announcement on Connected Transaction of Yanzhou Coal Mining Company Limited published in the domestic China Securities Journal and Shanghai Securities News; Wen Wei Po and South China Morning Post in Hong Kong by the Company on 21st August, 2006, and the Circular dated on 7th September 2006 regarding the acquisition of Shanxi Nenghua, which is posted on the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited.

Acquisition of Mining Right of Zhaolou Coalmine

The Company acquired 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. Pursuant to the related acquisition agreements, Heze Nenghua has the right to purchase mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coalmine to Yankuang Group.

Yankuang Group has been granted the mining right certificate of Zhaolou Coalmine by the Ministry of Land and Resources on 28th June, 2006. The Company has started preliminary work for the acquisition of the mining rights of Zhaolou Coalmine pursuant to the terms of the relevant agreements, and the Company will make a public announcement on the acquisition as and when appropriate. Construction of Zhaolou Coalmine is expected to be completed in 2008.

HOUSING SCHEME

According to the Provision of Labour and Services Agreement entered into between the Company and Yankuang Group, which is set out in the paragraph headed "1. On-going Supply of Materials and Services" of the section headed "On-going Connected Transactions", Yankuang Group is responsible for providing accommodation to its employees and the employees of the Company. The Company and Yankuang Group share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on their respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million and RMB86.2 million in 2005 and 2006, respectively.

Commencing from 2002, the Company paid to its employees a housing allowance, which is based on a fixed percentage of employees' wages, for their purchase of residences. As for the year 2006, the employees' housing allowances paid by the Company amounted to RMB165.6 million in total.

Details of the housing scheme are set out in Note 41 to the financial statements prepared in accordance with the IFRS contained herein.

SUBSTANTIAL CONTROLLED COMPANIES OR JOINT-STOCK COMPANIES OF THE COMPANY

(RMB'000)

Name of Company	Nature of Business	Main Products or Services	Capital Registered Capital	Registered capital contributed by the Company	Total asset as at 31st December, 2006	Net profit for the year 2006
Zhong Yan Trading Co., Ltd. of Qingdao Bonded Area	International trade	International trade, product processing, commodity exhibition, and storage	2,100	1,100	13,886	1,825
Shandong Yanmei Shipping Co., Ltd.	Goods transportation	River shipping, sales of coal and other products	5,500	5,060	33,943	9,174
Yanzhou Coal Yulin Neng Hua Co., Ltd.	Energy and chemicals	Mainly undertaking the construction and operation of the 0.6Mt Methanol Project and 0.2Mt Acetic Acid Project	800,000	776,000	1,450,238	-29,024
Yancoal Australia Pty Limited	Investment management	Mainly undertaking management of project invested in Australia by the Company	AU$64 million	AU$64 million	RMB 1,415,452	-255,134
Yanmei Heze Neng Hua Co., Ltd.	Energy	Development of coal resource in Juye coalfield	600,000	574,000	922,702	-17,475
Yanmei Shanxi Neng Hua Co., Ltd.	Investment management	Mainly undertaking management of the project invested in Shanxi province by the Company	600,000	600,000	979,265	-8,755

As at 31st December 2006, the Company's controlled companies, Yulin Nenghua and Heze Nenghua, have not been put into formal operation.

DISCLOSURE OF SIGNIFICANT EVENTS

Implementation of Share Reform Plan

The share reform plan was executed on 31st March, 2006 by the Company (the "Share Reform Plan"). Yankuang Group, as the only non-tradable Shareholder of the Company, has paid a consideration of 2.5 non-tradable shares for every 10 shares held by each holder of A shares whose name appeared on the register of members of A share on 30th March, 2006. The original non-tradable shares held by the Yankuang Group were floated since 3rd April, 2006.

The financial indicators of the Company including assets, liabilities, ownership interest, total share capital and net profit remain unchanged upon implementation of the share reform plan.

Special undertakings made by Yankuang Group and the performance of the undertakings are as follows:

	Special Undertakings	Performance of Undertakings
(1)	The original non-tradable shares of the Company held by Yankuang Group shall not go public for dealings within forty-eight months from the date of execution of the share reform plan.	The original non-tradable shares of the Company held by Yankuang Group have not been traded.
(2)	Yankuang Group will, in accordance with the relevant governmental procedure, assign part of its operations including coal and electricity operations together with new projects which are in line with the Company's development strategies in 2006 and support the Company in such implementation of assignment to enhance the operating results of the Company and minimize connected transactions and competition between Yankuang Group, and the Company. The Company will be invited to invest in a coal liquefaction project which is being developed by Yankuang Group for co-development.	Yankuang Group has assigned part of its coal operations to the Company. Please refer to the section headed "Acquisition of Connected Asset" for details of the assignment of this part. Yankuang Group has also started relevant preliminary works for the assignment of other projects, and the Company will make disclosures as and when appropriate in accordance with the supervisory regulations.
(3)	All related expenses accrued by the non-tradable shares reform will be borne by Yankuang Group.	The undertaking has been fulfilled.

Adding New Operating Activities and Amendments to the Articles

Upon approval at the first extraordinary general meeting in 2006 on 24th March, 2006, the Company amended the Articles. Details of the amendments to the Articles were published in the *Announcement on the Resolutions Passed at the Fourth Meeting of the Third Session of the Board of Directors* in the domestic *China Securities Journal* and *Shanghai Securities News, Wen Wei Po* and *South China Morning Post* of Hong Kong on 11th January, 2006.

Pursuant to approval at the 2005 annual general meeting of the Company on 28th June, 2006, the Company amended the Articles. Details of the amendments to the Articles were published in the Notice of the 2005 Shareholder General Meeting in the domestic *China Securities Journal* and *Shanghai Securities News*; *Wen Wei Po* and *South China Morning Post* of Hong Kong on 9th May, 2006, and the Circular dated 9th May, 2006, which was posted on the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited.

Pursuant to approval at the second extraordinary general meeting on 10 November 2006, the Company expanded its scope of operation to include the "production and sales of building materials made from the coal waste", and amended corresponding terms in the Articles. Details of the amendments were published in the Announcement on the Resolutions Passed at the Sixth Meeting of the Third Session of the Board of Directors in the domestic *China Securities Journal* and *Shanghai Securities News*; *Wen Wei Po* and *South China Morning Post* in Hong Kong by the Company on 21st August, 2006, and the Circular dated 7th September, 2006 regarding the connected transaction and information on proposed amendments to the Articles, which has been posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange of Hong Kong Limited.

Adjustment of Organization

Upon approval at the seventh meeting of the third session of the Board on 20th September, 2006, the Company cancelled the former project department and established the enterprise development department, information management department and risk management department.

By-election of Director and Appointment of Secretary to the Board, Company Secretary, Authorized Representative and Deputy General Manager

The Board received written resignation from Mr. Chen Guangshui on 20th September, 2006, upon which Mr. Chen resigned his posts as a Director, the Secretary to the Board, the Company Secretary and an Authorized Representative of the Company for reasons of personal work reallocation. Details of Mr. Chen Guangshui's resignation were published in the announcement in the domestic China Securities Journal and Shanghai Securities News; Wen Wei Po and South China Morning Post of Hong Kong on 21st September, 2006.

At the Seventh Meeting of the Third Session of the Board held on 20th September, 2006, Mr. Zhang Baocai was appointed as the Secretary to the Board, Company Secretary and an Authorized Representative of the Company, and was nominated as a candidate for a director by the Board. Mr. Zhang Baocai was elected as Director of the Company at the second extraordinary general meeting of year 2006 on 10th November, 2006.

As at the Fifth Meeting of the Third Session of the Board held on 21st April, 2006, Mr. Qu Tianzhi was appointed as a Deputy General Manager of the Company.

Setting up Shaanxi Yulin Yushuwan Coalmine Company Limited

Upon approval at the operation meeting by the general managers, Contract for China-Foreign Joint Venture of Yulin Yushuwan Coalmine Company Limited was entered into by the Company, Chia Tai Energy Chemical Limited ("Chia Tai Company") and Yushen Coal Company Limited ("Yushen Company") of Yulin City on 16th August, 2006, according to which, the three parties shall jointly contribute and establish Shaanxi Yulin Yushuwan Coalmine Company Limited ("Yushuwan Coalmine Company").

The registered capital of Yushuwan Coalmine Company is contemplated to be RMB480 million. The Company holds 41% equity interest by contributing RMB196.8 million and will account for the investment of Yushuwan Coalmine Company by using the equity method; Chia Tai Company holds 40% equity interest by contributing RMB192 million; and Yushen Company holds 19% of equity interest by contributing RMB91.2 million.

Yushuwan Coalmine Company is responsible for the construction and operation of Yushuwan Coalmine. Yushuwan Coalmine is located in the Yushen coal mining area of Yulin City, Shaanxi Province, with recoverable reserve of 1,246 million tonnes and the main coal products are gas coal and thermal coal. Its designed annual capacity is 8 million tonnes.

In view of the preliminary project approval procedures and construction works being undertaken by Yushen Company, the Company and Chia Tai Company jointly will pay RMB150 million to Yushen Company as compensation upon negotiation by the three parties, of which RMB75.93 million will be paid by the Company in accordance with its corresponding equity proportion, and RMB74.07 will be paid by Chia Tai Company.

The proposal on setting up Yushuwan Coalmine Company was reviewed and approved at the Seventh Meeting of the Third Session of the Board. As at this reporting date, procedures relevant to setting up Yushuwan Coalmine Company are being handled.

MATERIAL LITIGATION AND ARBITRATION

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the "Entrusted Loan"). The Higher People's Court of Shandong Province arranged and auctioned the 289 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited ("Huaxia Shares") in accordance with the relevant laws on 6th September, 2005 to repay the Company's principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the "Creditor's Rights and Interests"). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the date hereof, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission ("CBRC").

The Company recently awares that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited ("RunHua Group"), a private enterprise, started legal proceedings in another action for the transfer of 240 million Huaxia Shares held by Lianda Group Limited. It is reported that the Supreme People's Court judged that 240 million of the 360 million Huaxia Shares held by Lianda Group Limited should be transferred to RunHua Group. In accordance with notice of the Supreme People's Court, the Higher People's Court of Shandong Province also informed the Company that the Entrusted Loan case will be enforced continuously.

The State-owned Asset Supervision and Administration Commission of the State Council and the People's Government of Shandong Province have respectively sent a letter to the Supreme People's Court and have formally requested the Supreme People's Court: (1) to support the Company's proposition, clarify the execution of the Entrusted Loan case as a sutter of priority and repay the Company from the auctioned fund through auctioning the Huaxia Shares held by Lianda Group Limited; (2) that Lianda Group Limited shall transfer the Huaxia shares to RunHua Group, such transfer shall be proceeded in accordance with legally approved procedures. The letter also requested that without the asset valuation as well as approvals by the state-owned asset supervision and administration organizations and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of state-owned assets.

In view of the coincidence in the targeted matter in the two actions and that the Company has seized the Huaxia Shares in priority, the Supreme People's Court is mediating between the two law cases, and the People's Government of Shandong Province is also trying to solve the disputes through negotiation by coordinating all related parties, so as to protect the state-owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet.

Considering the comparatively significant rise in equity value of Huaxia Shares, the Company is confident in enforcing its Creditor's Rights and Interests through disposal of the Huaxia Shares. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation or arbitration during this reporting period.

MATERIAL CONTRACTS

Besides the agreements related to the disclosure of significant events in the section headed "Report of the Board of Directors", the Company was not a party to any material contract during this reporting period.

PRE-EMPTIVE RIGHTS

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights, requiring the Company to offer new shares to the existing Shareholders on a pro-rata basis to their shareholdings.

EXTERNAL GUARANTEES

During this reporting period, no guarantee contracts were executed or are to be executed, and no external guarantees were made by the Company.

Upon approval at the Eighth Meeting of the Third Session of the Board dated 25th October, 2006, the Company intends to extend a guarantee of USD30 million to the Company's wholly-owned subsidiary, Yanmei Australia Pty for the purpose of purchasing mining equipment for Austar coalmine. As of this reporting date, no contract concerning the guarantee has been entered into.

The above information concerning external guarantee by the Company is disclosed according to the relevant PRC (excluding Hong Kong) laws and regulations.

ENTRUSTED LOAN

Entrusted loans that occurred in previous years and continued in this reporting period are set out in the following table. Except for the disclosures made below, the Company currently has no other plans to make entrusted loans.

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shandong Xinjia Industrial Co., Ltd	RMB640 million	From 20th December,2004 to 19th January,2005	7%	Reviewed and approved at board meeting on 13th December, 2004	No	No	
2	Yancoal Australia Pty Limited	US$20 million	From 7th November, 2005 to 7th November,2007	6.31%	Reviewed and approved at board meeting dated on 28th June, 2005	No	No	
3		US$20 million	From 13th February 2006 to 7th November, 2007	6.57938%		No	No	
4		US$20 million	From 6th June, 2006 to 7th November,2007	6.89438%		No	No	
5		US$20 million	From 22nd August, 2006 to 7th November, 2007	6.9625%		No	No	
6		US$5 million	From 31st October, 2006 to 7th November, 2007	6.83063%		No	No	
7		US$5 million	From 27th November, 2006 to 7th November, 2007	6.7875%		No	No	
8	Yanmei Heze Nenghua Company Limited	RMB30 million	From 3rd July, 2006 to 26th June,2007	5.85%	Reviewed and approved at the daily operation meeting by the general managers dated 26th June, 2006	No	No	RMB 3,446,787.50
9		RMB100 million	From 10th August, 2006 to 26th June, 2007	5.85%		No	No	
10		RMB35 million	From 17th October, 2006 to 26th June, 2007	5.85%		No	No	
11		RMB23 million	From 29th November, 2006 to 26th June, 2007	5.85%		No	No	
12		RMB25 million	From 26th December, 2006 to 26th June, 2007	5.85%		No	No	
13		RMB37 million	From 16th January, 2007 to 26th June, 2007	5.85%		No	No	
14		RMB30 million	From 7th March, 2007 to 26th June, 2007	5.85%		No	No	
15	Yanzhou Coal Yulin Nenghua Company Limited	RMB500 million	From 20th October, 2006 to 20th October,2009	6.30%	Reviewed and approved at the daily operation meeting by the general managers dated 11th September, 2006	No	No	RMB 5,425,000
16		RMB500 million	-	-	Reviewed and approved at board meeting dated on 25th October, 2006 (not executed yet)	No	No	

As at the daily operation meeting by the general managers held on 22th January, 2007, Shanxi Nenghua, the Company's wholly owned subsidiary, was approved to extend an entrusted loan of RMB200 million to Tianhao Company, Shanxi Nenghua' s controlling subsidiary, with an interest of 6.48% and term of 5 years. As at the date hereof, Shanxi Nenghua has extended an entrusted loan of RMB80 million to Tianhao Company.

The above information concerning entrusted loans is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

SHARE CAPITAL

Details of the share capital of the Company are set out in Note 34 to the financial statement prepared in accordance with the IFRS contained herein.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

Changes in Share Capital

During this reporting period, the total number of shares of the Company remained unchanged. After the Share Reform Plan was executed by the Company on 31st March, 2006, the changes in share capital of the Company were as follows.

Unit: shares (Par value per share: RMB1.00)

	As at 1st January, 2006		Changes during this reporting period (+/-)	As at 31st December 2006	
	(share)	(%)	Share Reform	(share)	(%)
1. Shares not listed for public dealings	2,672,000,000	54.33%	-2,672,000,000	-	-
Initiation shares	2,672,000,000	54.33%	-2,672,000,000	-	-
2. tradable shares with trading moratorium	-	-	2,600,000,000	2,600,000,000	52.86%
Initiation shares	-	-	2,600,000,000	2,600,000,000	52.86%
3. tradable shares without trading moratorium	2,246,400,000	45.67%	72,000,000	2,318,400,000	47.14%
(1) A-shares	288,000,000	5.85%	72,000,000	360,000,000	7.32%
(2) H-shares	1,958,400,000	39.82%	-	1,958,400,000	39.82%
4. Total share capital	4,918,400,000	100.00%	-	4,918,400,000	100.00%

As at 31st December, 2006, the Company had a total of 75,733 Shareholders, of which one was the holder of tradable shares with trading moratorium, 75,579 were holders of A shares without trading moratorium and 153 were holders of H shares.

Shareholdings of the Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares of the Company

According to the register of Shareholders as at 31st December, 2006, which was provided by the Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Registrars Limited, the top ten Shareholders and the top ten Shareholders holding tradable shares of the Company were as follows:

(As at 31st December, 2006)

Name of Shareholder	Class of shares held	Number of shares at the end of this reporting period (shares)	Percentage holding of the total capital of the Company (%)
Yankuang Group Corporation Limited	Tradable shares with trading moratorium	2,600,000,000	52.86
HKSCC Nominees Limited	H Shares	1,953,593,196	39.72
GOLDMAN, SACHS & CO.	A Shares	29,852,945	0.61
CREDIT SUISSE (HONG KONG) LIMITED	A Shares	13,882,129	0.28
Shangzheng 50 Tradable Open Index Securities Investment Fund	A Shares	4,412,288	0.09
Changxin Securities Investment Fund of Value-Adding Dynamic Strategic Stocks	A Shares	3,757,287	0.08
DongFeng Automobile Co., Ltd.	A Shares	3,559,496	0.07
CITIGROUP GLOBAL MARKETS LIMITED	A Shares	2,859,219	0.06
National Social Security Fund 002 Combination	A Shares	2,810,025	0.06
UBS LIMITED	A Shares	2,337,897	0.05
Yifangda 50 Index Securities Investment Fund	A Shares	1,400,189	0.03

Save as disclosed above, no other Shareholder was recorded in the register kept pursuant to the Securities Law of the People's Republic of China as having an interest of 5% or more of the Company's public shares as at 31st December, 2006.

None of the shares held by Yankuang Group was pledged or restricted or under any trust arrangement during the reporting period under review. It is uncertain as to whether the shares held by other Shareholders as disclosed above were pledged or restricted or under any trust arrangement during the reporting period.

Related party relationships and concert actions among the Shareholders as disclosed above are not known.

As the clearing and settlement agent for the Company's H shares, HKSCC Nominees Limited held the Company's H Shares in a nominee capacity.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 31 December 2006, no other person (other than a Director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO").

Name of substantial shareholder	Class of shares	Number of shares held (shares)	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Yankuang Group Corporation Limited	Domestic Shares tradable shares with trading moratorium	2,600,000,000 (L)	Beneficial Owner	Corporate	87.84%	52.86%
UBS AG	H Shares	200,745,742 (L) 6,570,000 (S)	Beneficial owner, Person having a security interest in shares and Interest of controlled corporations	Corporate	10.59%	4.22%
JPMorgan Chase & Co.	H Shares	161,082,875 (L) (including 3,950,100 (P))	Beneficial owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	8.23%	3.28%
Tradewinds NWQ Global Investors, LLC	H Shares	144,134,550 (L)	Investment manager	Corporate	7.36%	2.93%
Credit Suisse Group	H Shares	103,040,677 (L) (including 4,988,400 (P)) 34,023,840 (S)	Interest of controlled corporations	Corporate	7%	2.79%
Gandhara Master Fund Limited	H Shares	132,288,000 (L)	Investment manager	Corporate	6.75%	2.69%
Templeton Asset Management Limited	H Shares	99, 360,000 (L)	Investment manager	Corporate	5.07%	2.02%

Notes: The letter "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.

LEGAL PERSON SHAREHOLDERS WITH SHAREHOLDING OF 10% OR MORE

As at 31st December, 2006, Yankuang Group held 2,600,000,000 shares in the Company, representing 52.86% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is a controlling Shareholder of the Company. Its legal representative is Mr. Geng Jiahuai and its registered capital is RMB3,353.388 million. It is principally engaged in coal production, building and building materials, chemical and machinery processing businesses. Its actual controller is the State-owned Assets Supervision and Administration Commission of the People's Government of Shandong Province.

During the reporting period, the Company's controlling Shareholder or its actual controller remained unchanged.

As at 31st December, 2006, HKSCC Nominees Limited held 1,953,593,196 H shares of the Company, representing 39.72% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the total share capital of the Company consisted of 4,918,400,000 shares, of which 2,318,400,000 shares were held by the public, representing 47.14% of the Company's total share capital. Among the 2,318,400,000 shares held by the public, 1,958,400,000 of them were H shares, representing 39.82% of the Company's total share capital whereas 360,000,000 were A shares of public float (tradable shares without trading moratorium), representing 7.32% of the Company's total share capital.

SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

Save as disclosed below, as at 31st December 2006, none of the Directors, chief executive or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Appendix 10 to the Listing Rules of the Hong Kong Stock Exchange Limited) ("the Model Code") (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Directors).

Name	Capacity	Title	Number of domestic shares held at the beginning of reporting period (shares)	Number of domestic shares held at the end of this repor period (shares)	Reasons for change
Wang Xin	–	Chairman of the Board	0	0	No change
Geng Jiahuai	–	Vice Chairman of the Board	0	0	No change
Yang Deyu	Beneficial Owner	Vice Chairman of the Board and General Manager	16,000	20,000	Share Reform Plan
Shi Xuerang	–	Director	0	0	No change
Chen Changchun	–	Director	0	0	No change
Wu Yuxiang	Beneficial Owner	Director and Chief Financial Officer	16,000	20,000	Share Reform Plan
Wang Xinkun	–	Director and Deputy General Manager	0	0	No change
Zhang Baocai	–	Director and Secretary to the Board	0	0	No change
Dong Yunqing	–	Director	0	0	No change
Pu Hongjiu	–	Independent Non-executive Director	0	0	No change
Cui Jianmin	–	Independent Non-executive Director	0	0	No change
Wang Xiaojun	–	Independent Non-executive Director	0	0	No change
Wang Quanxi	–	Independent Non-executive Director	0	0	No change
Meng Xianchang	Beneficial Owner	Chairman of the Supervisor Committee	16,000	20,000	Share Reform Plan
Song Guo	–	Vice-Chairman of the Supervisor Committee	0	0	No change
Zhang Shengdong	–	Supervisor	0	0	No change
Liu Weixin	–	Supervisor	0	0	No change
Xu Bentai	–	Supervisor	0	0	No change
Jin Tai	–	Deputy General Manager	0	0	No change
Zhang Yingmin	–	Executive Deputy General Manager	0	0	No change
He Ye	–	Deputy General Manager	0	0	No change
Qu Tianzhi	–	Deputy General Manager	0	0	No change
Tian Fengze	–	Deputy General Manager	0	0	No change
Shi Chengzhong	–	Deputy General Manager	0	0	No change
Lai Cunliang	–	Deputy General Manager	0	0	No change
Ni Xinghua	–	Chief Engineer	0	0	No change

All the interests disclosed above represent long position in the shares of the Company.

As at 31st December, 2006, the total number of domestic shares of the Company held by the Directors, supervisors and senior management of the Company is 60,000, representing 0.001% of the total share capital of the Company.

As at 31st December, 2006, none of the Directors, chief executive or supervisors of the Company nor their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

BRIEF BIOGRAPHY OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

WANG Xin, aged 48, an engineering technique application researcher, doctor of engineering technology, is the chairman of the Board and the vice chairman of the Board and the general manager of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as the director of the board of directors and vice general manager of Yankuang Group in 2002, and was promoted to be the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he became a director and the chairman of the Board. He graduated from China University of Mining and Technology.

GENG Jiahuai, aged 56, an engineering technique application researcher, is the vice chairman of the Board and the chairman of the board of directors and the party committee secretary of Yankuang Group. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the head of the Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in 2002 and became the general manager, the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng became the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. Mr. Geng became a director of the Company in 2002 and the vice chairman of the Company in 2004. He graduated from Shandong Mining Institute.

YANG Deyu, aged 58, an engineering technique application researcher, is the vice chairman of the Board and the general manager of the Company, and a director of the board of Yankuang Group. Mr. Yang joined the Company's predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, and the deputy general manager of the Company's predecessor and the head of the Safety and Supervision Bureau in 1996. Mr. Yang became an executive director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang became a director of Yankuang Group in 2004. He graduated from Shandong Mining Institute.

SHI Xuerang, aged 52, a senior engineer, is a director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as the deputy general manager of Yankuang Group in 2003 and became a director of the Company in 2005. He graduated from Shandong Mining Institute.

CHEN Changchun, aged 54, a senior accountant, is a director of the Company and a director, the chief accountant and the chief legal advisor of Yankuang Group. Mr. Chen joined the Company's predecessor in 1984 and became the chief accountant of Yankuang Group in 1998 and became a director of Yankuang Group in 2004. Mr. Chen became a director of the Company in 2005 and the chief legal advisor of Yankuang Group in 2006. He graduated from Beijing Coal Cadre Institute.

WU Yuxiang, aged 45, a senior accountant, is a director and the chief financial officer of the Company. Mr. Wu joined the Company's predecessor in 1981 and became the chief accountant of the finance department of the Company's predecessor in 1996. Mr. Wu became the Manager of the finance department of the Company in 1997, and was promoted to be a director and the chief financial officer of the Company in 2002. He graduated from Shandong TV University.

WANG Xinkun, aged 54, a senior economist, is a director and the deputy general manager of the Company. Mr. Wang joined the Company's predecessor in 1977. Mr. Wang became the manager of the coal transportation and sales department of the Company in 2000, and the deputy general manager of the Company in 2002. He became a director of the Company in 2004. He graduated from Tianjin University.

Zhang Baocai, aged 39, a senior accountant, is a director and the secretary to the Board. Mr. Zhang joined the Company's predecessor in 1989 and acted as the head of the planning and finance department of the Company in 2002. He became a director, the secretary to the Board, the head of the Secretariat of the Board and the head of the information management department of the Company in 2006. Mr. Zhang graduated from Nankai University.

DONG Yunqing, aged 51, a senior administrative officer, is a director and the chairman of the labor union of the Company. Mr. Dong joined the Company's predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 2001 to April 2003. Mr. Dong became a director and the chairman of the labor union of the Company in 2002. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

Pu Hongjiu, aged 70, professor-level senior engineer, is an independent non-executive director of the Company. He is the first vice chairman of the China Coal Industry Association and the chairman of Coal Industry Association of China International Association. Mr. Pu was a party group member and the head of disciplinary inspection group in State Administration of Work Safety and State Administration of Coalmine Safety in 2001. He has been the board chairperson of China Coal Academy since 2001 and the first vice chairman of the China Coal Industry Association since 2003. He became an independent non-executive director of the Company in 2005. He graduated from Hefei Mining Institute. He also acts as an independent non-executive director in Shanghai Datun Energy Company Limited and Shenhua Ningxia Coal Mining Group Corporation Limited.

CUI Jianmin, aged 74, a senior auditor and certified accountant, is the independent non-executive director of the Company, a consultant for China Tax Expert Association, and part-time professor for colleges such as Central Finance and Economics University. Mr. Cui had previously been the deputy chief auditor of National Audit Office of the PRC, the chairman of the Association of China Certified Accountant, and a committee member of the 8th National Committee of the Chinese People's Political Consultative Conference. Mr. Cui became an independent non-executive director of the Company in 2002 and he has been a consultant in China Tax Expert Association since September 2004. Mr. Cui graduated from the People's University of China. Mr. Cui also acts as an independent non-executive director both in China Power Co., Ltd.

WANG Xiaojun, aged 52, admitted as a solicitor in England and Wales and Hong Kong, is an independent non-executive director of the Company and a partner of Wang & Co., X. J. in Hong Kong. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Bulter. He became an independent non-executive Director of the Company in 2002. He graduated from the People's University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a bachelor degree in laws and a master degree in laws. Meanwhile, he also acts as independent non-executive director of the Guangzhou Guangchuan International Company Limited, Hong Kong Concepta Investments Ltd., and Natural Gas Company Limited of Shaanxi Province.

WANG Quanxi, aged 51, professor of Nankai University, is an independent non-executive director of the Company. He is the director of financial management department of Nankai University, the director of Enterprise Research Center of Nankai University and the secretary-general of the Association of Management of Tianjin City. Mr. Wang became the independent non-executive director of the Company in 2004. He graduated from Tianjin Finance and Economics University. Meanwhile, he also acts as independent non-executive director of YinzuoBohai Group Co., Ltd.

SUPERVISORS

MENG Xianchang, aged 59, a senior administrative officer, is the chairman of the supervisory committee of the Company and party committee deputy secretary of Yankuang Group. Mr. Meng joined the Company's predecessor in 1981 and was promoted as party committee deputy secretary and a supervisor of the Company's predecessor in 1996, and became the chairman of the supervisory committee of the Company in 1997. He graduated from Shandong Mining Institute.

SONG Guo, aged 52, a senior administrative officer, is the vice chairman of the supervisory committee of the Company, and the party committee deputy secretary and the secretary of disciplinary inspection committee of Yankuang Group. Mr. Song was the director of the office of Coal Management Bureau of Shandong Province in 2002. He joined Yankuang Group as secretary of the disciplinary inspection committee in 2002, and became the deputy secretary of party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. He graduated from Shandong University.

ZHANG Shengdong, aged 50 is a senior accountant, a supervisor of the Company, the deputy chief accountant and the head of the finance department and the finance company preparation department of Yankuang Group. Mr. Zhang joined the Company's predecessor in 1981 and became the deputy chief accountant in 1997. He became a supervisor of the Company in 2002, and the head of the finance department of Yankuang Group in 2006. He graduated from China University of Mining and Technology.

LIU Weixin, aged 56, a senior accountant, is a supervisor of the Company and the vice director of the audit department of Yankuang Group. Mr. Liu joined the Company's predecessor in 1971, and became the vice director of the audit affair office of Yankuang Group in 2001, the chief of the audit department of Yankuang Group in 2003, and the deputy director of audit department of Yankuang Group in 2005. Mr. Liu became a supervisor of the Company in 2002. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 48, a senior administrative officer, is an employee supervisor of the Company and the chairman of Jining III Coalmine's labor union. Mr. Xu joined the Company's predecessor in 1978 and became the chairman of Jining III Coalmine's labor union in 1999. He became an employee supervisor of the Company in 2002. He graduated from the Central Communist Party School Correspondence Institute.

SENIOR MANAGEMENT

JIN Tai, aged 55, a senior engineer, is the deputy general manger of the Company. Mr. Jin joined the Company's predecessor in 1968. He became the head of Xinglongzhuang coalmine in 1998, and became the deputy general manager of Yankuang Group in 2000. Mr. Jin became the deputy general manager of the Company in 2004. He graduated from China University of Mining and Technology.

ZHANG Yingmin, aged 53, an engineering technology application researcher, is the executive deputy general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company's predecessor in 1971. He became the head of Baodian coalmine in 2000. Mr. Zhang became the executive deputy general manager of the Company in 2002 and the deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and the chief of the safety supervision bureau of the Company. He graduated from Tianjin University.

HE Ye, aged 49, a senior engineer, is a deputy general manager of the Company. Mr. He joined the Company's predecessor in 1993. He became the head of Jining II Coalmine in 1999, and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. Mr. He was promoted to deputy general manager of the Company in 2004. He graduated from Guizhou Institute of Technology.

QU Tianzhi, aged 44, an engineering technique application researcher, is the deputy general manager of the Company. Mr. Qu joined the Company's predecessor in 1985 and became the head of Dongtan coalmine in 2000. He was appointed the deputy general manager of the Company in 2006. He graduated from China University of Mining and Technology.

TIAN Fengze, aged 50, a senior economist, is a deputy general manager of the Company. Mr. Tian joined the Company's predecessor in 1976. He became the head of Beixu coalmine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

SHI Chengzhong, aged 44, a senior engineer, is a deputy general manager of the Company. Mr. Shi joined the Company's predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He graduated from Shandong Mining Institute. Mr. Shi also acts as a director of Guizhou Panjiang Coal Power Company Limited.

Lai Cunliang, aged 46, a senior engineer, master in mining engineer, is a deputy general manager of the Company. Mr. Lai joined the Company's predecessor in 1980 and became the head of Xinglongzhuang coalmine of the Company in 2000. Then he became a director and the general manager of Yanmei Australia in 2004. He became a deputy general manager of the Company in 2005. He graduated from China University of Mining & Technology.

NI Xinghua, aged 50, a senior engineer, is the chief engineer of the Company. Mr. Ni joined the Company's predecessor in 1975 and became the deputy chief engineer of Yankuang Group in 2000. He was promoted to chief engineer of the Company in 2002. He graduated from Tianjin University.

DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Details of the remuneration of the Directors and the supervisors of the Company and the five highest paid individuals of the Company are set out in Note 14 to the financial statements prepared in accordance with the IFRS contained herein.

There were no arrangements under which a Director or supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended 31st December, 2006.

ARRANGEMENT TO PURCHASE EQUITY OR DEBT SECURITIES

At no time during the year ended 31st December, 2006, was the Company, its holding company, or any of its subsidiaries involved or a party to any arrangement to enable the Directors or supervisors of the Company to acquire benefits by means of the acquisition of equity or debt securities of the Company or any other body corporate with the exceptions of the A shares held by the Directors, supervisors and senior management of the Company. Details are set out in the section headed "Shareholding of Directors, Supervisors and Senior Management of the Company".

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and supervisors of the Company has entered into a service contract with the Company. Under such contracts, each Director will receive a salary and a discretionary year-end bonus, the amount of which shall be recommended by the Board and approved by the Shareholders in general meetings, provided that the total amount of discretionary year-end bonuses paid to the Directors and other employees of the Company (including but not limited to other Directors, supervisors and senior management members of the Company) do not exceed 1% of the aggregate of net profit after taxation and extraordinary losses but before net extraordinary gains for that year.

No Director or supervisor of the Company has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, supervisors or senior management of the Company had a material interest directly or indirectly in any material contract entered into or performed by the Company during the year ended 31st December, 2006.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not repurchase, sell or redeem any shares of the Company.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

China adopts a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

Impact of RMB fluctuations on the Company is mainly reflected in (a) income from coal export after conversion into RMB since coal exports of the Company are calculated in US dollar; (b) conversion loss of foreign currency deposit; and (c) the Company's import costs of equipment and fittings.

The Company has no plan to make hedging arrangements for the exchange rates of RMB to foreign currencies.

REMUNERATION POLICY

The remuneration for the Directors, Supervisors and senior management should be proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, the proposal of remuneration for the Directors and supervisors has to be approved in the Shareholders' general meeting; while the remuneration for the senior management should be reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remunerations for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the assessment to be carried out in the following year.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company's overall economic efficiency.

EMPLOYEES

As at 31st December, 2006, the Company had 39,785 employees, of whom 2,484 were administrative personnel, 1,333 were technicians, 26,548 were directly involved in coal production and 9,420 were supporting staff.

On behalf of the Board

WANG Xin
Chairman

Zoucheng, PRC, 20th April, 2007

During this reporting period, in accordance with the PRC Company Law and the Articles, all supervisors of the Company have fulfilled their supervising responsibilities, preserved the rights of the Company and its Shareholders, followed the principles of honesty and trustworthiness, and actively carried out their duties with care and diligence. The supervisory committee held four meetings during this period and the details are as below.

1. The Second Meeting of the Third Session of the supervisory committee was held on 6th February, 2006. All of the five supervisors duly attended the meeting as required to meet the quorum set out in the PRC Company Law and the Articles. This meeting was presided by Mr. Meng Xianchang, chairman of the supervisory committee, at which the Proposal on Amendment to the Agenda Regulation of the Supervisory Committee of Yanzhou Coal Mining Company Limited was considered, approved and passed.

2. The Third Meeting of the Third Session of the supervisory committee was held on 21st April, 2006. All of the five supervisors duly attended the meeting as required to meet the quorum set out in the PRC Company Law and the Articles. This meeting was presided by Mr. Meng Xianchang, chairman of the supervisory committee, at which the Supervisory Committee's Report for the Year 2005 of Yanzhou Coal Mining Company Limited, the 2005 Annual Report of Yanzhou Coal Mining Company Limited, the Audited Financial Report for the Year 2005 of Yanzhou Coal Mining Company Limited, the Proposed Allocation of the Profits for the Year 2005 of Yanzhou Coal Mining Company Limited, the Financial Report for the First Quarter of Year 2006 of Yanzhou Coal Mining Company Limited and the Proposal on Amendment to the Agenda Regulation of the Supervisory Committee of Yanzhou Coal Mining Company Limited were considered, approved and passed.

3. The Forth Meeting of the Third Session of the supervisory committee was held on 18th August, 2006. All of the five supervisors duly attended the meeting as required to meet the quorum set out in the PRC Company Law and the Articles. This meeting was presided by Mr. Meng Xianchang, chairman of the supervisory committee, at which the Interim Results Report for the Year 2006 of Yanzhou Coal Mining Company Limited and the Supervisory Committee's Opinions on the Board's Resolution on Provision of Verified Sale Assets Devaluation for the Interim of 2006 were considered, approved and passed.

4. The Fifth Meeting of the Third Session of the supervisory committee was held on 25th October, 2006. All of the five supervisors duly attended the meeting as required to meet the quorum set out in the PRC Company Law and the Articles. This meeting was presided by Mr. Meng Xianchang, chairman of the supervisory committee, at which the Results Report for the Third Quarter of 2006 of Yanzhou Coal Mining Company Limited was considered, approved and passed.

The Supervisory Committee gave independent opinion on the following:

1. **Operations of the Company in 2006 were in compliance with laws**

   Pursuant to the relevant laws and regulations, through sitting in the Board's meeting and attending Shareholders' meeting, the supervisory committee carried out investigation and supervision functions on maters such as the resolutions of and the procedures on convening the Shareholders' and Directors' meetings, the implementation of the resolutions of the Shareholders' general meetings by the Board, the carrying out of duties by the senior management of the Company and the management system of the Company. No acts against the law, regulations and the Articles have been found. No breach of laws and regulations by the Directors and managers of the Company in the course of performing their duties has been found. The supervisory committee considers that the performance of the Board in 2006 was in compliance with relevant PRC laws and regulations and the Articles, and was serious and responsible and its decision-making procedures were systematic. The Company had also further upgraded the internal control system and reached all the operating targets successfully.

2. **Examination of the financial situation of the Company**

The supervisory committee examined in detail the financial system and financial conditions of the Company, and considered that the Company, in accordance with accounting standards and principles issued by the Ministry of Finance of PRC, has established financial management systems and accounting principles which are suitable to the Company. In the reporting period, the auditors of the Company issued an unqualified opinion on the relevant information such as the financial statements. The supervisory committee holds the view that the contents and format of the Company's financial statements were in conformity with all the rules set by the China Securities Regulatory Committee and the stock exchange of PRC, and the information provided can accurately and objectively reflect the Company's financial situation and operating results of the current year. All costs, expenses and provisions were incurred and made in accordance with the relevant laws, regulations and the Articles.

3. **Usage of Raised Funds**

The supervisory committee takes the view that the projects actually invested in by the funds raised during this reporting period are consistent with the projects undertaken to be invested in by the Company.

4. **Fairness of Assets Acquisition**

In the reporting period, as reviewed and approved at the second extraordinary general meeting of year 2006 on 10th November, 2006, the Company acquired 98% equity interest in Shanxi Nenghua from Yankuang Group for the consideration of RMB733.34 million. Upon review and approval of the daily operation meeting by the general managers held on 9th January, 2007, the Company contributed RMB14.966 million in the acquisition of 2% equity interest in Shanxi Nenghua held by Lunan Fertilizer Plant, a subsidiary wholly owned by Yankuang Group.

The pricing of the above transaction was objective and fair. The agreement was fair and reasonable. No insider dealing was discovered. The interests of the Shareholders and the Company's assets were not impaired.

5. **Connected Transactions**

During the reporting period, the connected transactions between the Company and its controlling Shareholder, Yankuang Group and its subsidiaries were just, fair and lawful, and did not impair the interests of the Company.

Chairman of the Supervisory Committee
Meng Xianchang

Zoucheng, China, 20th April, 2007

The Company has set up a relatively standard and sound corporate governance system, and abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all the Shareholders.

The Board believes that good corporate governance is very important to the operation and development of the Company. The Board regularly reviews the corporate governance practices to ensure that the Company's operation is in compliance with the laws, regulations and supervisory rules of the jurisdiction of the stock exchange, and constantly endeavors to implement high quality corporate governance.

The Company has adopted the following documentation on corporate governance practices, including, but not limited to: the Articles, the Rules of Procedure for Shareholders' Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of the Connected Transactions of the Company, the Rules for the Management of the Investors' Relationships, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics of the Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. As at 31st December, 2006, and as of the date of this Annual Report, the documentation on corporate governance practices and the operations of corporation governance adopted by the Company are in compliance with the principles and the code provisions set out in the Code on Corporate Governance Practices (the "Model Code") contained in Appendix 14 of Hong Kong Listing Rules.

The following are the major aspects of corporate government practices adopted by the Company which are more stringent than the Model Code:

- The provisions set out in the Code for Securities Transactions of the Management and the Standard of Conduct and Professional Ethics of the Senior Employees are stricter than those of the Model Code;

- The Board held 6 meetings during the year 2006;

- The Company is improving the infrastructure of its internal control system according to the requirements of the US Sarbanes-Oxley Act and Guidance on Internal Control for Listed Companies of the Shanghai Stock Exchange, in which the standards of the internal control contained therein are more specific than those of the Model Code.

During this reporting period, the company has strictly complied with the above documentation on corporate governance practices and has not deviated from any requirements under such documentation.

SECURITIES TRANSACTIONS OF DIRECTORS

Having made specific enquiry of all Directors, during this reporting period, the Directors have strictly complied with the Model Code.

On 21st April, 2006, the Code for Securities Transactions of the Management was approved at the Fifth Meeting of the Third Session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and requirements on supervision are included in the Code for Securities Transactions of the Management which is drafted based on the Model Code, but stricter than the Model Code.

BOARD OF DIRECTORS

The Board comprises thirteen Directors including four independent non-executive Directors. The names and positions of the Directors are described in the paragraph headed "Shareholding of Directors, Supervisors and Senior Management of the Company" of the section headed "Report of the Board of Directors" in this Annual Report.

The Board is mainly responsible for the strategic decision-making of the Company and the supervision of operations of the Company and the management. The Board primarily has the powers to decide on the operation plans and investment policy, to formulate the policy for financial clearing and the policy for the allocation of profits, to implement and review the internal control system, and to confirm the management organization and the basic management system of the Company etc. The duties and powers of the Board and the management have been set out in the Articles in detail.

According to the Articles and the Rules of Procedure for the Board Meeting, all the Directors are entitled to raise matters to be included in the agenda for Board meetings. The Company shall deliver a notice of the ordinary Board meeting or extraordinary Board meeting to the Directors 14 days before the ordinary Board meeting or 3 days before the extraordinary Board meeting; and the agenda and information for discussion have to be circulated to the Directors for their review 5 days before the ordinary Board meeting or 3 days before the extraordinary Board meeting. Draft and final versions of minutes of Board meetings should be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. Any of the Directors are entitled to inspect the recorded minutes of Board meetings at any reasonable time.

The Company has set up a Special Secretary Department of the Board, through which all Directors are able to access the services of the Board secretary. The Board is entitled to resolve to seek independent professional advice for its Directors in appropriate circumstances, at the Company's expense. When the Board considers any connected transaction, the interested Director shall abstain from the voting on such a transaction.

During the year 2006, six Board meetings were held, and the Directors attended the meetings in person or by means of electronic communication. As at the Sixth Meeting of the Third Session of the Board dated on 18th August, 2006, one Director, Mr. Chen Guangshui, did not attend the meeting due to work reasons. As for the other five Board meetings during this reporting period, all Directors attended the meetings, representing 100% attendance of the Board.

The Company has received an annual confirmation provided by each of the independent non-executive Directors concerning his independence pursuant to Rule 3.13 of the Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements as independent non-executive Directors of the Hong Kong Listing Rules.

Except for relationship established at work, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management.

The Directors are responsible for preparing the financial accounts of the Company for the relevant accounting period of the Company, to truly and fairly reflect the Company's financial situation, operating results and cash flows.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Wang Xin serves as the Chairman of the Company, and Mr. Yang Deyu is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided between them. Details of such authorities and responsibilities of the Chairman and the General Manager are set out in the Articles.

TERM OF APPOINTMENT OF NON-EXECUTIVE DIRECTORS

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of appointment of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

REMUNERATION OF DIRECTORS

As approved at the First Board Meeting of the Third Session of the Board held on 28th June, 2005, the Company set up the Remuneration Committee of the Third Session of the Board (the "Remuneration Committee") which comprises two independent non-executive Directors Mr. Wang Quanxi and Mr. Wang Xiaojun, and one non-executive Director Mr. Dong Yunqing. Mr. Wang Quangxi serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating the remuneration policy for the Directors, supervisors and the senior management, and recommending to the Board the remuneration plans for the Directors, Supervisors and the senior management. The details of the responsibilities of the Remuneration Committee are disclosed on the Company's website.

As at the Tenth Meeting of the Third Session of the Board held on 20th April, 2007, the Remuneration Committee made a report on the remuneration standard of the Directors, supervisors and senior management for year 2006 and the operation assessment targets for the year 2007 to the Board, and submitted the relevant proposals regarding remuneration of the Directors, supervisors and senior management for year 2007 to the Board. Such proposals were considered and approved by the Board.

The remuneration policy, remuneration calculation and payment methods of the Directors, Supervisors and senior management have been included in the paragraph headed "Remuneration Policy" under the section headed "Report of the Board of Directors" in this Annual Report. Details of the remunerations of the Directors, supervisors and senior management have been included in Note 14 to the financial statement of this Annual Report which was prepared in accordance with the IFRS contained herein

NOMINATION OF DIRECTORS

The Company has not set up a Nomination Committee of the Board.

The Company has set up and has been strictly implementing the transparent and fair nomination and election procedures for the Directors. Pursuant to the Articles, the candidates for directorship are generally proposed to the Shareholders' meeting by the Board by way of a resolution. The Shareholders and the Supervisory Committee may nominate the candidate/s for directorship in accordance with the requirements under the Articles.

During this reporting period, at the Seventh Meeting of the Third Session of the Board, Mr. Zhang Baocai was nominated and by-elected as a Director. All Directors of the quorum duly attended the meeting. Details relating to the by-election of Director are set out in the paragraph headed "By-Election of Director & Appointment of Secretary to the Board, Company Secretary, Authorized Representative and Deputy general manager" under the section headed "Disclosure of Significant Events" in this Annual Report.

AUDITORS' REMUNERATION

For the year 2006, the Company has retained Deloitte Touche Tohmatsu (Certified Public Accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) as its international and domestic auditors, respectively. In 2006, the Company has paid an annual financial audit, review and other related services fee of HKD12 million, which covering the services of auditing the consolidated financial statements of the year 2006, reviewing the Company's adjusted statement differences of consolidated shareholder's equity in accordance with the new PRC accounting standards and the old standards and audit of internal controls over financial reporting required by US Sarbanes-Oxley Act, and paid RMB0.3 million as audit fee for acquisition of Shanxi Nenghua. Save as disclosed above, the auditors did not provide any other non-auditing services to the Company in 2006.

The auditors of the Company have not been changed in the last three years. Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. have been the Company's international and domestic auditors for ten years consecutively. There was no registered accountant of Deloitte Touche Tohmatsu Certified Public Accountants Ltd. providing audit services to the Company for more than five years.

A resolution to reappoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the Company's international and domestic auditors for the year 2007 will be proposed at the forthcoming 2006 AGM.

AUDIT COMMITTEE

As approved at the first Board Meeting of the Third Session of the Board held on 28th June 2005, the Company set up the Audit Committee of the third Board (the "Audit Committee"). The Audit Committee comprises four independent non-executive Directors, namely Mr. Cui Jianmin, Mr. Pu Hongjiu, Mr. Wang Xiaojun and Mr. Wang Quanxi, and two non-executive Directors, namely Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Cui Jianmin serves as the Chairman of the Audit Committee.

The Audit Committee is mainly responsible for proposing the appointment or replacement of the external audit agencies; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the internal control system and risk management system of the Company. The details of the responsibilities of the Audit Committee have been disclosed on the Company's website.

Five meetings were held by the Audit Committee in the year 2006, details of the meeting are as follows:

Date	Main Topics	Member	Attendance
20th April	Review the results of the Company for the year 2005; discuss the reappointment of the auditors and their remunerations for the year 2006; debrief the auditors' report on financial report.	Cui Jianmin,	√
		Pu Hongjiu,	√
		Wang Xiaojun,	√
		Wang Quanxi,	√
		Chen Changchun	√
		Dong Yunqing	√
17th August	Review the interim financial report of the Company for the year 2006.	Cui Jianmin,	√
		Pu Hongjiu,	√
		Wang Xiaojun,	√
		Wang Quanxi,	√
		Chen Changchun	√
		Dong Yunqing	√
7th December (morning)	Debrief the report on internal control system infrastructure of the Company by the accountants of PricewaterhouseCoopers	Cui Jianmin,	√
		Pu Hongjiu,	√
		Wang Xiaojun,	√
		Wang Quanxi,	√
		Chen Changchun,	√
		Dong Yunqing	√
7th December (afternoon)	Report on the auditing of internal controlled projects and the financial auditing works by the auditors to the Audit Committee	Cui Jianmin,	√
		Pu Hongjiu,	√
		Wang Xiaojun,	√
		Wang Quanxi,	√
		Chen Changchun,	√
		Dong Yunqing	√
29th December	Debrief the report on the second round of testing on the Company's internal control by the accountants of PricewaterhouseCoopers, review and discuss relevant systems and methods of the Company	Cui Jianmin,	√
		Pu Hongjiu,	√
		Wang Xiaojun,	√
		Wang Quanxi,	√
		Chen Changchun,	√
		Dong Yunqing	√

The Audit Committee of the Board has reviewed the results of the Company for the first half of 2006, the results of the Company for the year 2006 and the performance of the internal control system of the Company for the year 2006.

INTERNAL CONTROLS

The Board and the management has paid much attention to the setting up and improvement of the internal control system, and confirm that they have made evaluations on the internal supervisory and control system of the Company and its subsidiaries. The Company has preliminarily set up an internal supervisory and control system on the basis of normalizing the system structure and exploiting the professional advantages of the internal organization.

Since 2005, the Company started setting up a uniform internal supervisory and evaluation system and a business flow control system in respect of the finance control, business operation, corporate compliance, and risk management, etc. pursuant to the listing requirements of the United States, Hong Kong and the PRC (Mainland).

The Company has made arrangements on internal control procedure and internal control system for the headquarters, the subordinated departments and companies, and the business of the Company. The auditing department, the planning and finance department, the information management center, risk management department and other departments of the Board serve as the internal control organizations and the inspecting and supervisory divisions. As at the tenth meeting of the third session of the Board dated on 20th April, 2007, the Audit Committee of the Board submitted Report of Self-Assessment on Internal Control, and the Board made assessment on the effectiveness of the performance of the Company's internal control system.

As at this reporting date, Deloitte Touche Tohmatsu Certified Public Accountants is still making assessment on the Company's internal control system to determine whether it is in conformity with the requirements of the US Sarbanes-Oxley Act.

INFORMATION DISCLOSURE

The Company emphasizes the truthfulness, timeliness, fairness, impartiality and publicity of information disclosure, and has observed the disclosure requirements set forth in the Hong Kong Listing Rules. For the financial report and related information to be disclosed, the Chief Financial Officer shall ensure the truthful and fair reflection of the Company's business operation and financial status according to the applicable Accounting Rules and relevant rules and regulations.

INVESTOR RELATIONS

Pursuant to the laws and supervisory regulations of both the domestic and other stock listing places, and based on the day-to-day business practices, the Company has issued the Rules for the Management of Investors' Relationship and the Rules for Disclosure of Information to regulate the investor relationship management.

The Company has set up normative and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that the disclosure of information is in compliance with the governance requirements of the stock listing places and meet the needs of investors to have a reasonable access to the Company's information. The Company takes an active initiative to consider the needs of investors and strives to enable investors to draw conclusions by themselves based on the disclosed information.

The Company insists on making at least two international road-shows each year. Through face-to-face meetings the Company reports to investors its business operation while collecting opinions and suggestions in relation to the Company from the investors and the capital market.

The Company pays much attention to the communication with Shareholders through Shareholders' meetings, and encourages the medium and minority shareholders to participate in Shareholders' meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, the relevant Directors and Supervisors generally attend the Shareholders' meetings. At the Shareholders' meetings, each individual resolution is proposed separately, all the resolutions are voted by poll.

COMPLIANCE OF AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

As at the date of this Annual Report, 52.86% of the Company's shareholding is owned by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the 「NYSE」): (i) the Company is not required to comply with the requirements under Section 303A.01 to form a Board with a majority of the Independent Directors, (ii) the Company is not required to comply with the requirements under Section 303A.04 to form a nomination and corporate governance committee of the Board with all the members being Independent Directors, and (iii) the Company is not required to comply with the requirements under Section 303A.05 to form a remuneration committee of the Board with all the members being Independent Directors.

As a foreign issuer, the Company sets out below the material differences between its corporate governance practices and the NYSE's corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Differences from the corporate governance practices currently adopted by the Company
Meetings held by non-executive Directors	Section 303A.03 of the NYSE Listed Company Manual requires non-executive directors of each listed company to meet regularly without the participation of executive directors at such meetings.	There is no identical corporate governance requirement in the PRC. The Company has established a reporting system to the Board to ensure that the Directors are kept informed of the Company's business and operations. The Company believes that the convention of Board meetings on a regular basis offers the non-executive Directors a well-established communication forum to put their concerns and engage in full and open discussions regarding the Company's affairs.
Corporate Governance Guidelines	Section 303A.09 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose corporate governance guidelines. In addition, Section 303A.09 lists out the matters that must be addressed in the guidelines which mainly include: • qualifications of the directors; • responsibilities and obligations of the director; • communications between the director and the management and independent advisors; • remuneration of the director; • orientation and continuing education of the director; • reappointment of the management, and • annual review of the performance of the board.	Although the Company has not adopted a separate set of corporate governance guidelines encompassing all corporate governance requirements required by the NYSE, the Company has however, formulated the Rules of Procedures for the Shareholders' Meetings, the Rules of Procedures for the Board, the Rules of Procedures for the Supervisory Committee, the Rules for the Work of the Independent Non-Executive Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of the Connected Transactions of the Company and other corporate governance documentation in accordance with the regulations and requirement of listing in China. The above corporate governance documentation has adequately addressed the corporate governance requirements required by the NYSE and provides more extensive and specific corporate governance requirements that can further facilitate the operation of the Company effectively.
Code of Business Conduct and Ethics	Section 303A.10 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Although the Company has not adopted a Code of Business Conduct and Ethics which completely conforms to the NYSE requirements, the Company has adopted a suitable Code of Ethics in compliance with the PRC laws and regulations as well as the rules of the relevant listing stock exchanges. The Code of Business Conduct and Ethics is disclosed on the Company's website. The Company believes that the existing Code of Ethics can appropriately protect the interests of both the Company and its Shareholders.



TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED
兗州煤業股份有限公司
(A joint stock company with limited liability established in the People's Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the "Company") and its subsidiaries (collectively referred as the "Group") set out on pages 48 to 106, which comprise the consolidated balance sheet as at December 31, 2006, and the consolidated statement of income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

April 20, 2007

	NOTES	Year ended December 31, 2006 RMB'000	2005 RMB'000	2004 RMB'000
GROSS SALES OF COAL	7	12,783,567	12,283,588	11,757,052
RAILWAY TRANSPORTATION SERVICE INCOME		160,399	163,437	220,771
TOTAL REVENUE		12,943,966	12,447,025	11,977,823
TRANSPORTATION COSTS OF COAL	7	(936,619)	(930,103)	(1,402,715)
COST OF SALES AND SERVICE PROVIDED	8	(6,190,069)	(5,288,588)	(4,551,703)
GROSS PROFIT		5,817,278	6,228,334	6,023,405
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(2,230,142)	(1,918,788)	(1,479,863)
OTHER INCOME	10	165,837	135,038	165,732
INTEREST EXPENSE	11	(26,349)	(24,611)	(35,942)
PROFIT BEFORE INCOME TAXES		3,726,624	4,419,973	4,673,332
INCOME TAXES	12	(1,354,656)	(1,538,036)	(1,518,762)
PROFIT FOR THE YEAR	13	2,371,968	2,881,937	3,154,570
Attributable to:				
Equity holders of the Company		2,372,985	2,881,461	3,154,317
Minority interests		(1,017)	476	253
		2,371,968	2,881,937	3,154,570
APPROPRIATIONS TO RESERVES		566,728	755,530	737,782
DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR	15	1,082,048	799,240	470,680
EARNINGS PER SHARE, BASIC	16	RMB0.48	RMB0.59	RMB0.66
EARNINGS PER ADS, BASIC	16	RMB24.12	RMB29.29	RMB33.25

	NOTES	At December 31, 2006 RMB'000	2005 RMB'000
ASSETS			
CURRENT ASSETS			
Bank balances and cash	17	4,715,945	5,885,581
Term deposits	17	1,194,531	1,326,335
Restricted cash	17	68,562	30,505
Bills and accounts receivable	18	2,211,909	2,224,836
Inventories	19	579,561	470,501
Other loans receivable	20	640,000	640,000
Prepayments and other current assets	21	231,505	202,417
Prepaid lease payments	22	13,746	13,465
Prepayment for resources compensation fees	23	3,240	-
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	32	212,912	157,511
TOTAL CURRENT ASSETS		9,871,911	10,951,151
MINING RIGHTS	24	307,909	153,265
PREPAID LEASE PAYMENTS	22	578,988	579,773
PREPAYMENT FOR RESOURCES COMPENSATION FEES	23	21,827	-
PROPERTY, PLANT AND EQUIPMENT	25	12,139,939	9,318,486
GOODWILL	26	295,584	153,037
INVESTMENTS IN SECURITIES	27	96,142	62,181
RESTRICTED CASH	17	49,023	36,551
DEPOSIT MADE ON INVESTMENT	28	97,426	-
TOTAL ASSETS		23,458,749	21,254,444

	NOTES	At December 31, 2006 RMB'000	2005 RMB'000
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bills and accounts payable	30	745,685	497,660
Other payables and accrued expenses	31	1,899,684	1,575,869
Amounts due to Parent Company and its subsidiary companies	38	982,347	508,254
Unsecured bank borrowings-due within one year	33	50,000	200,000
Taxes payable		150,332	647,247
TOTAL CURRENT LIABILITIES		3,828,048	3,429,030
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES-DUE AFTER ONE YEAR	38	23,138	31,827
UNSECURED BANK BORROWINGS-DUE AFTER ONE YEAR	33	330,000	-
DEFERRED TAX LIABILITY	29	283,823	146,279
TOTAL LIABILITIES		4,465,009	3,607,136
COMMITMENTS	39		
CAPITAL AND RESERVES			
SHARE CAPITAL	34	4,918,400	4,918,400
RESERVES		14,013,379	12,700,177
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		18,931,779	17,618,577
MINORITY INTEREST		61,961	28,731
TOTAL EQUITY		18,993,740	17,647,308
TOTAL LIABILITIES AND EQUITY		23,458,749	21,254,444

The consolidated financial statements on pages 48 to 106 were approved and authorized for issue by the Board of Directors on April 20, 2007 and are signed on its behalf by:

Wang Xin	Wu Yuxiang
Director	Director

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000 (note 34)	Statutory common reserve fund RMB'000 (note 34)	Statutory common welfare fund RMB'000 (note 34)	Translation reserve RMB'000	Investment revaluation reserve RMB'000	Retained earnings RMB'000	Attributable to equity holders of the Company RMB'000	Minority interest RMB'000	Total RMB'000
Balance at January 1, 2004	2,870,000	3,272,527	1,114,911	498,781	249,453	-	-	3,077,567	11,083,239	3,740	11,086,979
Profit and total recognized income and expenses for the year	-	-	-	-	-	-	-	3,154,317	3,154,317	253	3,154,570
Appropriations to reserves	-	-	331,548	270,812	135,422	-	-	(737,782)	-	-	-
Dividends	-	-	-	-	-	-	-	(470,680)	(470,680)	(319)	(470,999)
Share issued at premium	204,000	1,591,977	-	-	-	-	-	-	1,795,977	-	1,795,977
Share issue expenses	-	(39,102)	-	-	-	-	-	-	(39,102)	-	(39,102)
Balance at December 31, 2004	3,074,000	4,825,402	1,446,459	769,593	384,875	-	-	5,023,422	15,523,751	3,674	15,527,425
Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,593	384,875	-	-	5,023,422	15,523,751	3,674	15,527,425
Effect of change in accounting policy	-	-	-	-	-	-	-	27,621	27,621	-	27,621
As restated	3,074,000	4,825,402	1,446,459	769,593	384,875	-	-	5,051,043	15,551,372	3,674	15,555,046
Exchange difference arising on translation of foreign operations recognized directly in equity	-	-	-	-	-	(15,016)	-	-	(15,016)	-	(15,016)
Profit for the year	-	-	-	-	-	-	-	2,881,461	2,881,461	476	2,881,937
Total recognized income and expenses for the year	-	-	-	-	-	(15,016)	-	2,881,461	2,866,445	476	2,866,921
Appropriations to reserves	-	-	381,208	249,548	124,774	-	-	(755,530)	-	-	-
Bonus issue of shares	1,844,400	(1,844,400)	-	-	-	-	-	-	-	-	
Dividends	-	-	-	-	-	-	-	(799,240)	(799,240)	(237)	(799,477)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	24,818	24,818
Balance at December 31, 2005	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	-	6,377,734	17,618,577	28,731	17,647,308
Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	-	6,377,734	17,618,577	28,731	17,647,308
Gain on fair value change of available-for-sale investments	-	-	-	-	-	-	33,961	-	33,961	-	33,961
Deferred taxes on fair value change of available-for-sale investments	-	-	-	-	-	-	(11,207)	-	(11,207)	-	(11,207)
Exchange difference arising on translation of foreign operations	-	-	-	-	-	(489)	-	-	(489)	-	(489)
Net income recognized directly in equity	-	-	-	-	-	(489)	22,754	-	22,265	-	22,265
Profit for the year	-	-	-	-	-	-	-	2,372,985	2,372,985	(1,017)	2,371,968
Total recognized income and expenses for the year	-	-	-	-	-	(489)	22,754	2,372,985	2,395,250	(1,017)	2,394,233
Appropriations to reserves	-	-	390,907	175,821	-	-	-	(566,728)	-	-	-
Transfer	-	-	-	509,649	(509,649)	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	34,518	34,518
Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	-	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740

	NOTES	Year ended December 31, 2006 RMB'000	2005 RMB'000	2004 RMB'000
OPERATING ACTIVITIES				
Profit before income taxes		3,726,624	4,419,973	4,673,332
Adjustments for:				
Finance costs		26,349	24,611	35,942
Interest income		(94,372)	(91,715)	(92,711)
Dividend income		(6,311)	(4,465)	(4,465)
Depreciation of property, plant and equipment		1,061,976	952,096	958,667
Amortization of prepaid lease payments		13,826	13,171	13,194
Amortization of prepayment for resources compensation fees		320	-	-
Amortization of goodwill		-	-	15,773
Release of negative goodwill to income		-	-	(27,620)
Amortization of mining rights		12,069	6,624	6,624
(Reversal of) impairment loss on accounts receivable and other receivables		(19,717)	-	49,104
Loss on disposal of property, plant and equipment		73,531	527	104,597
Operating cash flows before movements in working capital		4,794,295	5,320,822	5,732,437
Decrease (increase) in bills and accounts receivable		40,527	(1,001,048)	(10,437)
Decrease (increase) in inventories		(66,199)	59,989	27,129
Increase in prepayment for land subsidence, restoration, rehabilitation and environmental cost		(55,401)	(53,377)	-
Decrease (increase) in prepayments and other current assets		(10,805)	(17,261)	324,273
Decrease (increase) in amounts due from Parent Company and its subsidiary companies		-	213,871	(213,871)
Increase in prepaid lease payments		(1,944)	(14,691)	-
Increase in bills and accounts payable		235,899	19,379	50,673
Increase (decrease) in other payables and accrued expenses		64,281	157,421	(15,118)
Decrease in provision for land subsidence, restoration, rehabilitation and environmental costs		-	-	(178,361)
Increase (decrease) in amounts due to Parent Company and its subsidiary companies		471,464	479,067	(368,939)
Cash generated from operations		5,472,117	5,164,172	5,347,786
Income taxes paid		(1,782,465)	(1,296,879)	(992,424)
Interest paid		(23,179)	(24,199)	(34,157)
Interest income received		94,372	91,715	92,711
Dividend income received		6,311	4,465	4,465
NET CASH FROM OPERATING ACTIVITIES		3,767,156	3,939,274	4,418,381

	NOTES	Year ended December 31, 2006 RMB'000	2005 RMB'000	2004 RMB'000
INVESTING ACTIVITIES				
Decrease (increase) in term deposits		131,804	(1,326,335)	–
Purchase of property, plant and equipment		(3,137,145)	(1,315,431)	(743,022)
Decrease (increase) in other loans receivable		–	210,000	(750,000)
Increase in restricted cash		(50,529)	(5,325)	(44,210)
Proceeds on disposal of property, plant and equipment		14,165	4,378	17,009
Acquisition of Shanxi Group	35	(444,204)	–	–
Acquisition of Heze	36	–	170,247	(574,000)
Acquisition of Southland	37	(18,544)	–	(136,302)
Deposit made on investment		(97,426)	–	–
Acquisition of mining rights in Southland		(23,644)	–	–
Acquisition of Railway Assets		–	–	(40,000)
Acquisition of investment in securities		–	–	(30,283)
NET CASH FLOW USED IN INVESTING ACTIVITIES		(3,625,523)	(2,262,466)	(2,300,808)
FINANCING ACTIVITIES				
Dividend paid		(1,082,048)	(799,240)	(470,680)
Repayments of bank borrowings		(200,000)	(200,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(9,230)	(9,802)	(10,483)
Dividend paid to a minority shareholder of a subsidiary		(271)	(237)	(319)
Issues of shares, net of share issue expenses		–	–	1,756,875
NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES		(1,291,549)	(1,009,279)	1,075,393
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,149,916)	667,529	3,192,966
CASH AND CASH EQUIVALENTS, AT JANUARY 1		5,885,581	5,216,738	2,023,772
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(19,720)	1,314	–
CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		4,715,945	5,885,581	5,216,738

1. GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the "Company") is established as a joint stock company with limited liability in the People's Republic of China (the "PRC"). The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine ("Jining II") and Jining III coal mine ("Jining III") as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company's ultimate holding company, Yankuang Group Corporation Limited (the "Parent Company"), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business ("Railway Assets") in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company's A shares are listed on the Shanghai Securities Exchange ("SSE"), its H shares are listed on The Stock Exchange of Hong Kong (the "SEHK"), and its American Depositary Shares ("ADS", one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

Acquisitions and establishment of subsidiaries

At December 31, 2003, the Company acquired a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) ("Yanmei Shipping") for a cash consideration of RMB11,692,000. Yanmei Shipping is a limited liability company established and operated in the PRC and is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Power Chemical Co., Ltd. ("Yulin"), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC.

1. GENERAL (Continued)

Acquisitions and establishment of subsidiaries (Continued)

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales of Australia ("Southland") from independent third parties at an aggregate cash consideration of AUD28,000,000 (equivalent to RMB187,312,000). See note 37 for further details. The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited ("Yancoal") and Austar Coal Mine Pty Limited ("Austar"), in 2004 for the Group's future operations in Southland.

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited ("Heze") from the Parent Company at cash consideration of RMB584,008,000. See note 36 for further details. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At December 31, 2005, Heze has commenced construction works for the Zhaolou coal mine and it has no significant impact on the Group's results for the year 2005.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited ("Shanxi Neng Hua") and its subsidiaries (collectively referred as the "Shanxi Group") from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited ("Shanxi Tianchi") and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited ("Shanxi Tianhao"). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has not yet commenced production as at December 31, 2006. Shanxi Group has no significant impact to the Group's results for the year. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000.

2. BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises ("PRC GAAP").

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("New IFRS") issued by the International Accounting Standards Board (the "IASB") and the International Financial Reporting Interpretations Committee (the IFRIC) of the IASB which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the new IFRS had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

In 2005, the Group had adopted all of the new and revised standards and interpretations issued by the IASB and IFRIC of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised standards and interpretations had resulted in changes to the Group's accounting policies in the following areas that had affected the amounts reported for the prior periods:

- goodwill (IFRS 3); and
- excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3).

The impacts of these changes in accounting policies are as follow:

IFRS 3, "Business Combinations"

Goodwill

In accordance with the transitional rules of IFRS 3 "Business Combinations", the Group has applied the revised accounting policy for goodwill prospectively from the beginning of its first annual period beginning on or after March 31, 2004, i.e. January 1, 2005, to goodwill acquired in business combinations for which the agreement date was before March 31, 2004. Therefore, from January 1, 2005, the Group has discontinued amortizing such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2005, the carrying amount of amortization accumulated before that date of RMB29.3 million has been eliminated, with a corresponding decrease in the cost of goodwill.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods. No amortization has been charged in the year 2005. Under the previous accounting policy, RMB15.8 million would have been charged to income statement during the year ended December 31, 2005, leaving a balance of goodwill of RMB137.2 million at December 31, 2005.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)

IFRS 3 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognized immediately in profit or loss. IFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Previously, under IAS 22 (superseded by IFRS 3), the Group released negative goodwill to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy prospectively from January 1, 2005. Therefore, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods.

The carrying amount of negative goodwill at January 1, 2005 has been derecognized at the transition date. Therefore, an adjustment of RMB27.6 million is made to opening retained earnings and negative goodwill at January 1, 2005.

Under the previous accounting policy, RMB27.6 million of negative goodwill would have been released to income during the year ended December 31, 2005, leaving zero balance of negative goodwill at December 31, 2005. Therefore, the impact of the change in accounting policy in 2005 is a reduction in other operating income of RMB27.6 million and no financial impact on net assets at December 31, 2005.

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures [1]
IFRS 7	Financial Instruments: Disclosures [1]
IFRS 8	Operating Segments [2]
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies [3]
IFRIC 8	Scope of IFRS 2 [4]
IFRIC 9	Reassessment of Embedded Derivatives [5]
IFRIC 10	Interim Financial Reporting and Impairment [6]
IFRIC 11	IFRS 2-Group and Treasury Share Transactions [7]
IFRIC 12	Service Concession Arrangements [8]

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after January 1, 2009.
[3] Effective for annual periods beginning on or after March 1, 2006.
[4] Effective for annual periods beginning on or after May 1, 2006.
[5] Effective for annual periods beginning on or after June 1, 2006.
[6] Effective for annual periods beginning on or after November 1, 2006.
[7] Effective for annual periods beginning on or after March 1, 2007.
[8] Effective for annual periods beginning on or after January 1, 2008.

The directors anticipate that adoption of these Standards and Interpretations will have no material impact on the results and the financial position of the Group.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combination

The acquisitions of subsidiaries and businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal courses of business, net of discounts and sales related taxes.

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income from a financial asset accrued on a time basis by reference to the principal outstanding and at the interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset's net carrying amount.

Dividend income from investments is recognized when the shareholders' rights to receive payments have been established.

Mining rights

Mining rights are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of commencement of commercial production which approximates the date from which they are available for use.

Prepaid lease payments

Prepaid lease payments represent land use rights which are stated at cost less accumulated amortization and identified impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or units of production method.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment (Continued)

Assets under construction are not depreciated until they are completed and are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after January 1, 2005, is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Previously capitalized goodwill arising on acquisitions after January 1, 2001 is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

Goodwill arising on the acquisition of a subsidiary is presented separately in the consolidated balance sheet.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories of coal are physically measured and are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

No development expenditure has been deferred.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowings costs are recognized as in profit or loss in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditures incurred by the Group, they are reported separately as other operating income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Loan and receivables

Loan and receivables (including bills and accounts receivable, other loan receivable) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method. An impairment loss for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The impairment loss recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Investments

Investments are recognized and derecognized on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs.

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the profit or loss for the period. Available-for-sale equity investments that do not have quoted market prices in an active market and those fair value can not be reliably measured are measured at cost less impairment after initial recognition. Impairment losses recognized in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings.

Bills and accounts payable, other payables and accrued expenses and amounts due to Parent Company and its subsidiary companies

Bills and accounts payable, other payables and accrued expenses and amounts due to Parent Company and its subsidiary companies are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, which are described in note 4, management has made the following judgments that have the most significant effect on the amounts recognized in the financial statements.

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises their judgment in estimating the total proven and probable reserves of coal mine.

Estimated impairment on trade receivables

The management regularly reviews the recoverability and age of the trade receivables. Impairment on trade receivables is made based on the estimation of the future cash flow discounted at an effective interest rate to calculate the present value.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The cost of relocation of inhabitants from the land in preparation for mining activities is charged to statement of income when incurred. The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future cost and past experiences.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2006, the carrying amount of goodwill is RMB295,584,000.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units.

6. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation ("National Coal Corporation"), Minmetals Trading Co., Ltd. ("Minmetals Trading") or Shanxi Coal Imp. & Exp. Group Corp. ("Shanxi Coal Corporation"). The final customer destination of the Company's export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company's subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organized into two operating divisions-coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal
Coal railway transportation	–	Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2006			
	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE				
External	12,783,567	160,399	–	12,943,966
Inter-segment	–	206,770	(206,770)	–
Total	12,783,567	367,169	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

6. SEGMENT INFORMATION (Continued)

	For the year ended December 31, 2006-continued			
	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULT				
Segment results	4,093,855	8,664	-	4,102,519
Unallocated corporate expenses				(461,760)
Unallocated corporate income				112,214
Interest expenses				(26,349)
Profit before income taxes				3,726,624
Income taxes				(1,354,656)
Profit for the year				2,371,968

BALANCE SHEET

	At December 31, 2006		
	Coal mining RMB'000	Coal railway transportation RMB'000	Consolidated RMB'000
ASSETS			
Segment assets	15,272,657	933,987	16,206,644
Unallocated corporate assets			7,252,105
			23,458,749
LIABILITIES			
Segment liabilities	3,048,669	20,368	3,069,037
Unallocated corporate liabilities			1,395,972
			4,465,009

6. SEGMENT INFORMATION (Continued)

OTHER INFORMATION

	For the year ended December 31, 2006			
	Coal mining RMB'000	Coal railway transportation RMB'000	Corporate and others RMB'000	Consolidated RMB'000
Capital additions	4,175,125	19,827	104,454	4,299,406
Amortization of mining rights	12,069	-	-	12,069
Amortization of prepaid lease payments	8,638	5,188	-	13,826
Depreciation of property, plant and equipment	976,306	77,704	7,966	1,061,976
Loss on disposal of property, plant and equipment	72,929	115	487	73,531
Impairment losses reversed on accounts receivable and other receivable	(19,717)	-	-	(19,717)

INCOME STATEMENT

	For the year ended December 31, 2005			
	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE				
External	12,283,588	163,437	-	12,447,025
Inter-segment	-	226,852	(226,852)	-
Total	12,283,588	390,289	(226,852)	12,447,025

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULT				
Segment results	4,601,715	67,381	-	4,669,096
Unallocated corporate expenses				(320,692)
Unallocated corporate income				96,180
Interest expenses				(24,611)
Profit before income taxes				4,419,973
Income taxes				(1,538,036)
Profit for the year				2,881,937

6. SEGMENT INFORMATION (Continued)

BALANCE SHEET

	At December 31, 2005		
	Coal mining RMB'000	Coal railway transportation RMB'000	Consolidated RMB'000
ASSETS			
Segment assets	12,139,834	1,031,347	13,171,181
Unallocated corporate assets			8,083,263
			21,254,444
LIABILITIES			
Segment liabilities	2,584,110	29,500	2,613,610
Unallocated corporate liabilities			993,526
			3,607,136

OTHER INFORMATION

	For the year ended December 31, 2005			
	Coal mining RMB'000	Coal railway transportation RMB'000	Corporate and others RMB'000	Consolidated RMB'000
Capital additions	1,828,130	23,710	5,531	1,857,371
Amortization of prepaid lease payments	7,983	5,188	–	13,171
Depreciation of property, plant and equipment	867,210	77,412	7,474	952,096
Amortization of mining rights	6,624	–	–	6,624
(Gain) loss on disposal of M property, plant and equipment	–	(13)	540	527

6. SEGMENT INFORMATION (Continued)

INCOME STATEMENT

	For the year ended December 31, 2004			
	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
GROSS REVENUE				
External	11,757,052	220,771	–	11,977,823
Inter-segment	–	380,535	(380,535)	–
Total	11,757,052	601,306	(380,535)	11,977,823

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining RMB'000	Coal railway transportation RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULT				
Segment results	4,642,234	284,147	–	4,926,381
Unallocated corporate expenses				(314,283)
Unallocated corporate income				97,176
Interest expenses				(35,942)
Profit before income taxes				4,673,332
Income taxes				(1,518,762)
Profit for the year				3,154,570

BALANCE SHEET

	At December 31, 2004		
	Coal mining RMB'000	Coal railway transportation RMB'000	Consolidated RMB'000
ASSETS			
Segment assets	10,923,609	1,083,502	12,007,111
Unallocated corporate assets			6,329,586
			18,336,697
LIABILITIES			
Segment liabilities	1,669,373	23,747	1,693,120
Unallocated corporate liabilities			1,116,152
			2,809,272

6. SEGMENT INFORMATION (Continued)

OTHER INFORMATION

	For the year ended December 31, 2004			
	Coal mining RMB'000	Coal railway transportation RMB'000	Corporate and others RMB'000	Consolidated RMB'000
Capital additions	1,009,788	66,036	18,458	1,094,282
Amortization of goodwill	777	13,880	1,116	15,773
Release of negative goodwill to income	(27,620)	–	–	(27,620)
Depreciation of property, plant and equipment	879,260	74,635	4,772	958,667
Amortization of prepaid lease payments	8,006	5,188	–	13,194
Amortization of mining rights	6,624	–	–	6,624
Loss (gain) on disposal of property, plant and equipment	104,759	272	(434)	104,597
Impairment losses on accounts receivable	49,104	–	–	49,104

The number of employees in each of the Group's principal divisions are as follows:

	At December 31, 2006	2005	2004
Coal mining	39,132	26,662	25,892
Coal railway transportation	3,760	3,401	3,374
	42,892	30,063	29,266

6. SEGMENT INFORMATION (Continued)

Geographical segment

The Group's operations are primarily located in the PRC. In December 2004, the Group acquired Southland which is located in Australia. Analysis of the Group's gross sales and carrying amount of assets by geographical area is not presented in the financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located:

	Additions to property, plant and equipment and intangible assets Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
The PRC	**3,582,427**	1,599,372	869,957
Australia	**716,979**	257,999	224,325
	4,299,406	1,857,371	1,094,282

7. NET SALES OF COAL

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Domestic sales of coal, gross	**9,746,146**	8,689,496	7,841,328
Less: Transportation costs	**358,414**	268,034	434,340
Domestic sales of coal, net	**9,387,732**	8,421,462	7,406,988
Export sales of coal, gross	**3,037,421**	3,594,092	3,915,724
Less: Transportation costs	**578,205**	662,069	968,375
Export sales of coal, net	**2,459,216**	2,932,023	2,947,349
Net sales of coal	**11,846,948**	11,353,485	10,354,337

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

8. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Materials	1,320,596	1,147,572	1,088,683
Wages and employee benefits	1,646,018	1,258,333	1,022,614
Electricity	336,284	282,492	298,274
Depreciation	962,963	891,640	918,360
Land subsidence, restoration, rehabilitation and environmental costs	742,985	636,590	323,240
Repairs and maintenance	327,151	350,953	455,782
Annual fee and amortization of mining rights (note 24)	25,049	19,604	19,604
Transportation costs	106,572	98,787	119,737
Others	722,451	602,617	305,409
	6,190,069	5,288,588	4,551,703

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Wages and employee benefits	1,001,783	794,537	563,962
Additional medical insurance	57,364	46,458	35,912
Staff training costs	44,037	32,553	28,762
Depreciation	112,839	73,627	53,501
Amortization of goodwill	–	–	15,773
Distribution charges	57,100	35,626	43,639
Impairment loss on accounts receivables	–	–	49,104
Resource compensation fees (note)	107,502	117,228	110,959
Repairs and maintenance	18,440	17,012	18,753
Research and development	45,979	45,009	24,934
Freight charges	20,741	19,256	9,801
Loss on disposal of property, plant and equipment	73,531	527	104,597
Others	690,826	736,955	420,166
	2,230,142	1,918,788	1,479,863

Note: In accordance with the relevant regulations, the Company pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

10. OTHER INCOME

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Dividend income	6,311	4,465	4,465
Gain on sales of auxiliary materials	49,623	36,749	33,878
Government grants	4,000	–	–
Interest income from bank deposits	94,372	85,971	70,885
Interest income on loan receivable	–	5,744	21,826
Release of negative goodwill to income	–	–	27,620
Others	11,531	2,109	7,058
	165,837	135,038	165,732

11. INTEREST EXPENSE

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Interest expenses on:			
– bank borrowings wholly repayable within 5 years	10,058	20,753	31,392
– bank borrowings not wholly repayable within 5 years	2,281	–	–
– bills receivable discounted without recourse	10,840	–	–
– deemed interest expenses in respect of acquisition of Jining III	3,170	3,858	4,550
	26,349	24,611	35,942

No interest was capitalized during each of the years presented.

12. INCOME TAXES

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Income taxes:			
Current taxes	1,309,783	1,372,398	1,390,767
(Over) underprovision in prior years	(24,233)	42,463	16,019
	1,285,550	1,414,861	1,406,786
Deferred tax charge (note 29)	69,106	123,175	111,976
	1,354,656	1,538,036	1,518,762

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 33% on its taxable income.

12. INCOME TAXES (Continued)

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	Year ended December 31,		
	2006 RMB'000	2005 RMB'000	2004 RMB'000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	1,229,786	1,458,591	1,542,200
Reconciling items:			
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(70,496)	(68,618)	(109,411)
Release of negative goodwill not subject to tax	–	–	(9,115)
Deemed interest not deductible for tax purposes	1,046	1,273	1,502
Expenses not deductible for tax purposes	117,447	–	–
(Reversal) provision of impairment loss on doubtful debts not subject to tax	(6,507)	–	16,187
Loss on disposal of property, plant and equipment not deductible for tax purposes	–	836	8,273
Deemed interest income from subsidiaries subject to tax	9,456	–	–
Tax effect of tax losses not recognized	94,807	42,151	–
(Over) underprovision in prior years	(24,233)	42,463	16,019
Write off deferred tax asset	–	44,436	44,436
Others	3,350	16,904	8,671
Income taxes	1,354,656	1,538,036	1,518,762
Effective income tax rate	36%	35%	32%

13. PROFIT FOR THE YEAR

	Year ended December 31, 2006 RMB'000	2005 RMB'000	2004 RMB'000
Profit for the year has been arrived at after charging:			
Amortization of mining rights	12,069	6,624	6,624
Amortization of goodwill	-	-	15,773
Amortization of prepaid lease payments	13,826	13,171	13,194
Depreciation of property, plant and equipment	1,061,976	952,096	958,667
Total depreciation and amortization	1,087,871	971,891	994,258
Auditors' remuneration	10,406	9,229	5,000
Staff costs, including directors' and supervisors' emoluments	2,783,298	2,164,616	1,682,240
Retirement benefit scheme contributions (included in staff costs above)	641,633	523,324	408,462
Cost of inventories	6,089,185	5,144,888	4,460,844
Exchange loss	12,346	98,681	-
and crediting:			
Reversal of impairment loss on accounts receivable and other receivables	(19,717)	-	-
Exchange gain	-	-	5,507

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors' and supervisors' emoluments

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2006				
	Fees RMB'000	Salaries, allowance and other benefits in kind RMB'000	Retirement benefit scheme contribution RMB'000	Discretionary bonus RMB'000	Total RMB'000
Independent non-executive directors					
Pu Hongjiu	89	-	-	-	89
Cui Jianmin	89	-	-	-	89
Wang Xiaojun	106	-	-	-	106
Wang Quanxi	89	-	-	-	89
	373	-	-	-	373

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (Continued)

(a) Directors' and supervisors' emoluments (Continued)

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2006				
	Fees RMB'000	Salaries, allowance and other benefits in kind RMB'000	Retirement benefit scheme contribution RMB'000	Discretionary bonus RMB'000	Total RMB'000
Executive directors					
Wang Xin	–	–	–	–	–
Geng Jiahuai	–	–	–	–	–
Yang Deyu	–	–	–	–	–
Shi Xuerang	–	–	–	–	–
Chen Changchun	–	–	–	–	–
Wu Yuxiang	–	182	82	–	264
Wang Xinkun	–	238	107	–	345
Chen Guangshui	–	187	84	–	271
Zhang Baocai	–	170	77	–	247
Dong Yunqing	–	205	92	–	297
	–	982	442	–	1,424
Supervisors					
Meng Xianchang	–	–	–	–	–
Song Guo	–	–	–	–	–
Zhang Shengdong	–	–	–	–	–
Liu Weixin	–	–	–	–	–
Xu Bentai	–	218	98	–	316
	–	218	98	–	316
Other management team					
Jin Tai	–	–	–	–	–
Zhang Yingmin	–	–	–	–	–
He Ye	–	208	94	–	302
Tian fengze	–	202	91	–	293
Shi Chenzhong	–	229	103	–	332
Qu Tianzhi	–	232	104	–	336
Ni Xinghua	–	218	98	–	316
Lai Cunliang	–	421	–	–	421
	–	1,510	490	–	2,000

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (Continued)

(a) Directors' and supervisors' emoluments (Continued)

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2005				
	Fees RMB'000	Salaries, allowance and other benefits in kind RMB'000	Retirement benefit scheme contribution RMB'000	Discretionary bonus RMB'000	Total RMB'000
Independent non-executive directors					
Pu Hongjiu	43	–	–	–	43
Cui Jianmin	81	–	–	–	81
Wang Xiaojun	98	–	–	–	98
Wang Quanxi	81	–	–	–	81
Fan Weitang	39	–	–	–	39
	342	–	–	–	342
Executive directors					
Wang Xin	–	–	–	–	–
Geng Jiahuai	–	–	–	–	–
Yang Deyu	–	–	–	–	–
Shi Xuerang	–	–	–	–	–
Chen Changchun	–	–	–	–	–
Wu Yuxiang	–	144	65	–	209
Wang Xinkun	–	144	65	–	209
Chen Guangshui	–	144	65	–	209
Dong Yunqing	–	144	65	–	209
	–	576	260	–	836
Supervisors					
Meng Xianchang	–	–	–	–	–
Song Guo	–	–	–	–	–
Zhang Sheng Dong	–	–	–	–	–
Liu Wei Xin	–	–	–	–	–
Xu Bentai	–	160	72	–	232
	–	160	72	–	232
Other management team					
Jin Tai	–	–	–	–	–
Zhang Yingmin	–	–	–	–	–
He Ye	–	144	65	–	209
Tian fengze	–	144	65	–	209
Shi Chenzhong	–	145	65	–	210
Lai Cunliang	–	190	86	–	276
Ni Xinghua	–	144	65	–	209
	–	767	346	–	1,113

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (Continued)

(a) Directors' and supervisors' emoluments (Continued)

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2004				
	Fees RMB'000	Salaries, allowance and other benefits in kind RMB'000	Retirement benefit scheme contribution RMB'000	Discretionary bonus RMB'000	Total RMB'000
Independent non-executive directors					
Fan Weitang	77	–	–	–	77
Cui Jianmin	77	–	–	–	77
Wang Xiaojun	93	–	–	–	93
Wang Quanxi	77	–	–	–	77
	324	–	–	–	324
Executive directors					
Mo Liqi	–	–	–	–	–
Yang Deyu	–	–	–	–	–
Geng Jiahuai	–	–	–	–	–
Wang Bangjun	–	–	–	–	–
Yang Jiachun	–	–	–	–	–
Wu Yuxiang	–	98	44	–	142
Dong Yunqing	–	124	56	–	180
Wang Xin	–	–	–	–	–
Wang Xinkun	–	118	53	–	171
	–	340	153	–	493
Supervisors					
Meng Xianchang	–	–	–	–	–
Xiao Shuzhang	–	–	–	–	–
Zhang Sheng Dong	–	–	–	–	–
Liu Wei Xin	–	–	–	–	–
Xu Bentai	–	126	57	–	183
	–	126	57	–	183
Other management team					
Jin Tai	–	–	–	–	–
Zhang Yingmin	–	–	–	–	–
He Ye	–	121	54	–	175
Tian Fengze	–	119	54	–	173
Shi Chenzhong	–	97	44	–	141
Ni Xinghua	–	103	46	–	149
Chen Guangshui	–	123	55	–	178
	–	563	253	–	816

14. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (Continued)

(a) Directors' and supervisors' emoluments (Continued)

Details of the directors' and supervisors' emoluments are as follows:

No directors waived any emoluments in each of the year ended 31 December 2006, 2005 and 2004.

(b) Employees' emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2006 (2005: one; 2004: four), details of whose emoluments are included in the disclosures in note 14(a) above. The emoluments of the five individuals for the year ended December 31, 2006 (2005: four; 2004: one) were as follows:

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Salaries, allowance and other benefits in kind	**7,053**	3,690	224
Retirement benefit scheme contributions	**–**	365	101
Discretionary bonuses	**656**	–	–
	7,709	4,055	325

For the year ended December 31, 2006, the emoluments of four of these employees were within the band of HK$1,000,000 to HK$2,000,000 and one of these employees were within the band of HK$2,000,000 to HK$3,000,000. For the years ended December 31, 2005 and 2004, emoluments of each of these employees were all within the band of nil to HK$1,000,000.

15. DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
2005 Final dividend, RMB0.220 per share (2005: 2004 final dividend RMB0.260; 2004: 2003 final dividend RMB0.114)	**1,082,048**	799,240	327,180
2004 Special dividend RMB0.050 per share	**–**	–	143,500
	1,082,048	799,240	470,680

15. DIVIDENDS RECOGNIZED AS DISTRIBUTION DURING THE YEAR–CONTINUED (Continued)

In the annual general meeting held on June 25, 2004, a final dividend and a special dividend in respect of the year ended December 31, 2003 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 28, 2005, a final dividend and a bonus issue to the shareholder through the capitalization of share premium of the Company on the basis of six shares for every ten existing shares in respect of the year ended December 31, 2004 were approved by the shareholders and paid and issued to the shareholders of the Company.

In the annual general meeting held on June 29, 2006, a final dividend in respect of the year ended December 31, 2005 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend and a special dividend of approximately RMB590,208,000 and RMB393,472,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.12 per share and RMB0.08 per share respectively, in respect of the year ended December 31, 2006. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company's Articles of Association. A shareholders' general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2006, 2005 and 2004 is based on the profit attributable to the equity holders of the Company for the year of RMB2,372,985,000, RMB2,881,461,000 and RMB3,154,317,000 and on the weighted average number of 4,918,400,000 shares, 4,918,400,000 shares and 4,743,606,557 shares in issue, respectively, during the years.

The weighted average number of ordinary shares for the purpose of calculating basic earnings per share for all the period presented has been adjusted for the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares, which has been adjusted for the bonus issue of the Company on July 27, 2005.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2006, 2005 and 2004.

17. BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.72% to 1.44%.

At the balance sheet dates, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest rate of 5.31% (2005: 5.16%) per annum.

The term deposits carry fixed interest rate of 0.72% to 2.25% (2005: 0.72% to 2.70%) per annum. The fair value of term deposits and restricted cash at December 31, 2006 approximates to its carrying amount.

18. BILLS AND ACCOUNTS RECEIVABLE

	At December 31,	
	2006	2005
	RMB'000	RMB'000
Total bills receivable	2,004,425	2,092,949
Total accounts receivable	238,931	258,587
	2,243,356	2,351,536
Less: Impairment loss	(31,447)	(126,700)
Total bills and accounts receivable, net	2,211,909	2,224,836

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The fair value of bills and accounts receivable at December 31, 2006 approximates to their carrying amount.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2006	2005
	RMB'000	RMB'000
Balance at January 1	126,700	126,700
Written off	(78,603)	-
Reversal	(16,650)	-
Balance at December 31	31,447	126,700

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

18. BILLS AND ACCOUNTS RECEIVABLE (Continued)

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,	
	2006	2005
	RMB'000	RMB'000
1-180 days	2,216,935	2,245,170
181-365 days	1,018	6,014
1-3 years	869	19
Over 3 years	24,534	100,333
	2,243,356	2,351,536

19. INVENTORIES

	At December 31,	
	2006	2005
	RMB'000	RMB'000
COST		
Auxiliary materials, spare parts and small tools	265,122	256,755
Coal products	314,439	213,746
	579,561	470,501

20. OTHER LOANS RECEIVABLE

At the balance sheet dates, the amount represents loan granted to the an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties. The loan (the "Default Loan") is secured by certain state legal person shares of a company listed on the SSE ("the Secured Shares") and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the People's Supreme Court of the Shangdong province (the "Court") to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. Up to the date of the report, the legal procedure for the transfer of ownership of the Secured Shares has not yet been completed.

In Decemeber 2006, Shandong Runhua Group Company Limited has also claimed for a portion of the Secured Shares. To protect the Company's priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the "SASAC"). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request the Supreme Court to protect the Company's priority right on the Secured Shares.

After considering the advice from their legal counsel, the directors are in the opinion that, based on the result of the auction, the support from the government authorities in Shandong province and the SASAC and the fair value of the underlying Secured Shares, the amount to be recovered by the Company from the Secured Shares would be sufficient to cover the principal and interest of the Default Loan.

21. PREPAYMENTS AND OTHER CURRENT ASSETS

	At December 31,	
	2006	2005
	RMB'000	RMB'000
Advances to suppliers	109,714	69,605
Prepaid freight charges and related handling charges	27,287	62,445
Others	94,504	70,367
	231,505	202,417

The directors consider that the carrying amount of other current assets approximates their fair value.

Included in the above balances as of December 31, 2006 is an impairment loss of RMB32,650,000 (2005: RMB35,717,000). During the year ended December 31, 2006, the Group reversed impairment loss of RMB3,067,000. During the year ended December 31, 2005 the Group did not make any additional impairment for doubtful debts (2004: RMB23,031,000).

22. PREPAID LEASE PAYMENTS

	At December 31,	
	2006	2005
	RMB'000	RMB'000
Current portion	13,746	13,465
Non-current portion	578,988	579,773
	592,734	593,238

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets, with the carrying amount of RMB233,441,000, has not yet been completed at December 31, 2006.

23. PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

24. MINING RIGHTS

	RMB'000
COST	
At January 1, 2005	165,113
Exchange re-alignment	(2,372)
Addition	23,644
At January 1, 2006	186,385
Exchange re-alignment	2,261
Acquisition of Shanxi Neng Hua	164,452
At December 31, 2006	353,098
AMORTIZATION	
At January 1, 2005	26,496
Provided for the year	6,624
At January 1, 2006	33,120
Provided for the year	12,069
At December 31, 2006	45,189
NET BOOK VALUES	
At December 31, 2006	307,909
At December 31, 2005	153,265

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period, and the renegotiation has not yet started up to the date of this report.

The mining rights are amortized, on a straight-line basis, over the useful life of twenty years from the date of commencement of commercial production.

The mining rights of the Shanxi Group are amortized, on a straight-line basis, over the remaining useful life of twenty-seven years from the date of acquisition. The mining right permit expires in January 2009 and can be renewed at a cost which is not significant to the Group as the Parent Company has undertaken to compensate the Group for 79.68% of the cost.

25. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB'000	Buildings RMB'000	Harbor works and crafts RMB'000	Railway structures RMB'000	Mining structures RMB'000	Plant, machinery and equipment RMB'000	Transportation equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST									
At January 1, 2005	57,195	2,134,845	250,231	727,674	3,904,460	7,290,213	285,633	86,505	14,736,756
Exchange re-alignment	(4,164)	(392)				(9,381)	(21)	-	(13,958)
Acquisition of Heze	-	-	-	-	-	35,103	201	472,292	507,596
Additions	-	1,689	-	-	-	71,578	25,258	1,191,961	1,290,486
Transfers	-	34,447	-	2,115	-	823,315	-	(859,877)	-
Disposals	-	(597)	-	-	-	(20,175)	(8,115)	-	(28,887)
At December 31, 2005 and January 1, 2006	53,031	2,169,992	250,231	729,789	3,904,460	8,190,653	302,956	890,881	16,491,993
Exchange re-alignment	2,224	280	-	-	-	7,803	22	6,958	17,287
Acquisition of Shanxi Group	-	95,347	-	-	129,366	186,107	25,723	192,433	628,976
Additions	-	15,725	-	-	15,378	257,147	2,139	3,073,042	3,363,431
Transfers	-	196,575	118	5,012	-	1,238,710	10,102	(1,450,517)	-
Disposals	-	(47,600)	-	-	(31,762)	(878,537)	(17,247)	-	(975,146)
At December 31, 2006	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
ACCUMULATED DEPRECIATION									
At January 1, 2005	-	895,723	6,068	161,401	1,506,284	3,491,102	139,028	-	6,199,606
Provided for the year	-	124,340	6,068	54,568	86,638	684,913	41,356	-	997,883
Eliminated on disposals	-	(511)	-	-	-	(17,046)	(6,425)	-	(23,982)
At December 31, 2005 and January 1, 2006	-	1,019,552	12,136	215,969	1,592,922	4,158,969	173,959	-	7,173,507
Exchange re-alignment	-	18	-	-	-	293	6	-	317
Provided for the year	-	132,648	6,070	53,710	90,921	781,231	35,648	-	1,100,228
Eliminated on disposals	-	(41,411)	-	-	(476)	(828,954)	(16,609)	-	(887,450)
At December 31, 2006	-	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	-	7,386,602
NET BOOK VALUES									
At December 31, 2006	55,255	1,319,512	232,143	465,122	2,334,075	4,890,344	130,691	2,712,797	12,139,939
At December 31, 2005	53,031	1,150,440	238,095	513,820	2,311,538	4,031,684	128,997	890,881	9,318,486

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress:

Buildings	15 to 35 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

26. GOODWILL

	2006 RMB'000	2005 RMB'000
COST		
At January 1	153,037	117,392
Acquisition of Heze (note 36)	–	35,645
Acquisition of Shanxi Group (note 35)	142,547	–
At December 31	295,584	153,037

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2006 RMB'000	2005 RMB'000
Coal Mining		
– Jining II	10,106	10,106
– Yanmei Shipping	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	142,547	–
Coal Railway Transportation		
– Railway Assets	97,240	97,240
	295,584	153,037

The recoverable amounts of goodwill from each of the above cash generating units has been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, and with a discount rate of 8%.

The cashflows beyond the 5-year period are extrapolated using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the year ended December 31, 2006, management of the Group determined that there are no impairments of any of its CGU containing goodwill.

27. INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,	
	2006	2005
	RMB'000	RMB'000
Equity securities listed on the SSE		
–Restricted portion stated at cost less impairment	40,281	–
– Unrestricted portion stated at fair value	54,101	–
Unlisted equity security in form of state legal person shares	–	60,421
Unlisted equity security	1,760	1,760
	96,142	62,181

The amount at December 31, 2005 principally includes an unlisted investment of RMB60,421,000 in the form of state legal person shares of Shenergy Company Limited, a company listed on the SSE. These shares were not tradable on the SSE as at December 31, 2005 and therefore, they were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors of the Company were of the opinion that their fair value cannot be measured reliably.

Pursuant to the share reform plan of Shenergy Company Limited, the non-tradable legal person shares held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities as at December 31, 2006. The unrestricted portion is carried at fair value determined by reference to bid prices quoted in active markets.

The unlisted equity securities and the restricted portion of the shares of Shenergy Company Limited are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

28. DEPOSIT MADE ON INVESTMENT

During 2006, the Company entered into a co-operative agreement with two independent third parties, to establish a company for the operation of a coal mine to be acquired in Shaanxi province. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2006, the Company made a deposit of RMB97 million in relation to this acquisition. As at December 31, 2006, the relevant procedures to establish the new company are still in progress, and the acquisition has not yet been completed.

29. DEFERRED TAX LIABILITY

	Available-for-sale investment RMB'000	Provision for land subsidence, restoration, rehabilitation and environmental costs RMB'000	Accelerated tax depreciation RMB'000	Mining rights RMB'000	Total RMB'000
Balance at January 1, 2005	-	44,436	(67,540)	-	(23,104)
Charge the year (note 12)	-	(44,436)	(78,739)	-	(123,175)
Balance at January 1, 2006	-	-	(146,279)	-	(146,279)
Acquisition of Shanxi Group	-	-	(2,962)	(54,269)	(57,231)
Charge to reserve	(11,207)	-	-	-	(11,207)
(Charge) credit to income for the year (note 12)	-	-	(69,272)	166	(69,106)
Balance at December 31, 2006	(11,207)	-	(218,513)	(54,103)	(283,823)

At the balance sheet date, the Group has unused tax losses of RMB450 million (2005: RMB140 million) contributed by the subsidiaries available for offset against future profits. No deferred tax asset has been recognized in respect of such losses due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011. Other losses may be carried forward indefinitely.

30. BILLS AND ACCOUNTS PAYABLE

	At December 31, 2006 RMB'000	2005 RMB'000
Bills payable	**159,632**	136,779
Accounts payable	**586,053**	360,881
	745,685	497,660

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31, 2006 RMB'000	2005 RMB'000
1-180 days	**564,995**	361,680
181-365 days	**139,974**	96,397
1-2 years	**40,716**	39,583
	745,685	497,660

The fair value of the Group's bills and accounts payable at December 31, 2006 approximates to their carrying amount.

31. OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31, 2006 RMB'000	2005 RMB'000
Customers' deposits	674,789	475,333
Accrued wages	210,751	135,375
Other taxes payable	205,720	249,955
Payables in respect of purchases of property, plant and equipment and construction materials	442,536	216,250
Accrued freight charges	15,963	39,342
Accrued repairs and maintenance	20,162	22,829
Accrued utility expenses	5,430	4,120
Staff welfare payable	72,748	69,372
Resource compensation fees payable	–	100,886
Withholding tax payable	8,645	6,916
Deposits received from employees	33,775	20,908
Consideration payable on acquisition of Southland	28,755	47,299
Payable in respect of purchase of mining rights in Southland (note 37)	–	23,644
Others	180,410	163,640
	1,899,684	1,575,869

The fair value of the Group's other payables and accrued expenses at balance sheet date approximates to their carrying amount.

32. PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2006 RMB'000	2005 RMB'000
Balance at January 1	(157,511)	(103,407)
Additional provision in the year	731,796	635,863
Utilization of provision	(787,197)	(689,967)
Balance at December 31	(212,912)	(157,511)

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during both years included mainly rehabilitation costs paid on mining areas in relation to mining activities in the future periods and therefore the balances are presented as prepayment at the balances sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

33. UNSECURED BANK BORROWINGS

The amounts are repayable as follows:

	At December 31,	
	2006	2005
	RMB'000	RMB'000
Within one year	50,000	200,000
More than one year, but not exceeding two years	72,000	-
More than two years, but not more than five years	126,000	-
More than five years	132,000	-
	380,000	200,000
Less: Amounts due within one year and included in current liabilities	(50,000)	(200,000)
Amounts due after one year	330,000	-

The bank loan of RMB200,000,000 as at December 31, 2005 carried interest at 5.76% per annum. During the year ended December 31, 2006, this bank loan has been fully repaid.

The balances at of December 31, 2006 represent two borrowings obtained by Shanxi Tianchi before the Company acquired it. Included in the loans of RMB380,000,000 is an amount of RMB160,000,000 that initially carries interest at 5.85% per annum and is subject to adjustment based on the interest rate stipulated by the People Bank of China (the "PBOC"). The loan is repayable by 3 instalments over a period of 4 years, with the first instalment due in December 2007. the repayment is guaranteed by the Parent Company.

The remaining balance of RMB220,000,000 carries interest at 6.21% per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. the amount is also guaranteed by the parent Company.

34. SHAREHOLDERS' EQUITY

Share capital

The Company's share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares	
	State legal person shares (held by the Parent Company)	A shares (Note 1)	H shares (including H shares represented by ADS (Note 1))	Total
Number of shares				
At January 1, 2005	1,670,000,000	180,000,000	1,224,000,000	3,074,000,000
Bonus issue of shares	1,002,000,000	108,000,000	734,400,000	1,844,400,000
At January 1, 2006	2,672,000,000	288,000,000	1,958,400,000	4,918,400,000
Share Reform Plan	(72,000,000)	72,000,000	-	-
December 31,2006	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares	
	State legal person shares (held by the Parent Company) RMB'000	A shares (Note 1) RMB'000	H shares (including H shares represented by ADS (Note 1)) RMB'000	Total RMB'000
Registered, issued and fully paid				
At January 1, 2005	1,670,000	180,000	1,224,000	3,074,000
Bonus issue of shares	1,002,000	108,000	734,400	1,844,400
At January 1, 2006	2,672,000	288,000	1,958,400	4,918,400
Share Reform Plan	(72,000)	72,000	-	-
December 31, 2006	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

At July 27, 2005, a bonus issue of six bonus shares for every ten shares in issue resulted in an increase in issued share capital of RMB1,844,400,000, and an equivalent reduction in the share premium account.

Pursuant to a meeting for the holders of A shares of the company held on March 6, 2006, a share reform plan ("Share Reform Plan") was approved by the relevant shareholders. Under the Share Reform Plan, 2.5 A shares for every existing 10 A shares would be offered by the Parent Company and the non-tradable legal person shares held by the Parent Company would then be converted to tradable shares in 4 years' time according to a formula. The Share Reform Plan has been further approved by the Ministry of Commerce of the PRC on March 21, 2006. An aggregate of 72,000,000 state legal person shares of RMB 1 each held by the Parent Company is transferred as A shares pursuant to the Share Reform Plan.

34. SHAREHOLDERS' EQUITY (Continued)

Reserves

Pursuant to regulation in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the future development fund for the future improvement of the mining facilities and is not distributable to shareholders.

Pursuant to the relevant regulations from the Ministry of Finance, the Company is no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

The Company has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of the Company's registered capital). The statutory common reserve fund can be used for the following purposes:

- to make good losses in previous years; or
- to convert into capital, provided such conversion is approved by a resolution at a shareholders' general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

In accordance with the Company's Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company's distributable reserve as at December 31, 2006 is the retained earnings computed under PRC GAAP which amounted to approximately RMB6,344,632,000 (At December 31, 2005: RMB5,844,289,000).

35. ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES

On August 18, 2006, the Company entered into an equity transfer agreement with the Parent Company and conditionally agreed to purchase the 98% equity interest in Shanxi Neng Hua from the Parent Company.

In November 2006, the acquisition was completed and the consideration of RMB733,346,000 was fully paid to the Parent Company. The net assets acquired were included in the coal mining segment.

This acquisition has been accounted for using the purchase method.

The net assets of Shanxi Group acquired, and the goodwill arising, are as follows:

	Acquiree's carrying amount before combination RMB'000	Fair value adjustments RMB'000	Fair value RMB'000
Bank balances and cash	289,142		289,142
Bills and accounts receivable	10,950		10,950
Inventories	4,609		4,609
Prepayment for resources compensation fees	25,387		25,387
Prepayments and other currents assets	15,216		15,216
Property, plant and equipment	628,976		628,976
Mining rights	-	164,452	164,452
Deferred tax liability	(2,962)	(54,269)	(57,231)
Prepaid lease payments	11,378	11,378	
Accounts payable	(12,126)		(12,126)
Other payables and accrued expenses	(75,436)		(75,436)
Bank borrowings	(380,000)		(380,000)
Total net assets acquired	515,134		625,317
Minority interests			(34,518)
Goodwill arising on acquisition			142,547
			733,346
Total consideration satisfied by:			
Cash consideration paid on acquisition			733,346
Net cash outflow arising on acquisition:			
Cash paid on acquisition			(733,346)
Bank balances and cash acquired			289,142
			(444,204)

35. ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES (Continued)

Shanxi Group contributed RMB21,875,000 and RMB8,755,000 to the Group's turnover and loss respectively, for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on January 1, 2006, the Group's revenue for the period would have been RMB12,961,204,000, and the Group's profit for the period would have been RMB2,274,162,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the anticipated profitability and the anticipated future operating synergies from the combination.

36. ACQUISITION OF HEZE

The net assets of Heze acquired in 2005, and the goodwill arising, are as follows:

	Carrying value and fair value RMB'000
Bank balances and cash	180,255
Prepayments and other current assets	1,150
Property, plant and equipment	507,596
Other payables and accrued expenses	(86,061)
Amounts due to Parent Company and its subsidiary companies	(29,759)
Minority interest	(24,818)
Total net assets acquired	548,363
Goodwill arising on acquisition	35,645
	584,008
Total consideration satisfied by:	
Deposit made on investment in 2004	574,000
Cash consideration paid on acquisition	10,008
	584,008
Net cash outflow arising on acquisition:	
Cash paid on acquisition	(10,008)
Bank balances and cash acquired	180,255
	170,247

36. ACQUISITION OF HEZE (Continued)

Heze did not contribute significantly to the Group's turnover and profit for the year ended December 31, 2005.

If the acquisition had been completed on January 1, 2005, the Group's revenue and the Group's profit for the year ended December 31, 2005 would have been RMB12,447,025,000 and RMB2,864,866,000, respectively.

On November 16, 2004, the Company entered into an equity transfer agreement ("Acquisition Agreement") with the Parent Company and conditionally agreed to purchase the 95.67% equity interest in Heze held by the Parent Company. As at December 31, 2004, a deposit of RMB574,000,000 was paid to the Parent Company.

On June 28, 2005, a supplemental agreement (the "Supplemental Agreement") was entered into between the Company and the Parent Company. Under the Supplemental Agreement, the Parent Company provided an irrevocable undertaking that the Group shall have the right to purchase the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company. In June 2006, the Parent Company has obtained the mining rights of Zhaolou coal mine. At December 31, 2006, the Company has not yet purchased the mining rights from the Parent Company.

37. ACQUISITION OF SOUTHLAND

In December 2004, the Group acquired a 100% interest in Southland for a cash consideration of RMB187,312,000, of which RMB136,302,000 was paid upon acquisition and RMB51,010,000 (equivalent to AUD8,000,000) was payable upon the production of the initial 4 million tonnes of saleable coal by the Group in Southland. Pursuant to the agreements in relation to the acquisition, the Company has an obligation to acquire further coal mines and land adjacent to Southland at AUD4,000,000 when the sellers obtain the exploration license under the Mining Act of Australia for such coal mines. During 2005, the Group successfully obtained the exploration licences for the adjacent mines. Accordingly, consideration amounted to RMB23,644,000 (equivalent to AUD4,000,000) was paid upon the completion of registration process in 2006.

	Carrying value and fair value RMB'000
The net assets of Southland acquired in the transaction were as follows:	
Mining rights	32,634
Property, plant and equipment	191,405
Other payables and accrued expenses	(36,727)
Total net assets acquired	187,312
Satisfied by:	
Cash consideration paid on acquisition	187,312

Southland did not contribute significantly to the Group's turnover and profit before income taxes for the year ended December 31, 2004.

If the acquisition had been completed on January 1, 2004, the Group's revenue and the Group's profit for the year ended December 31, 2004 would have been RMB 11,977,823,000 and RMB3,154,570,000, respectively.

38. RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related Party Balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2006 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal instalments before December of each year, commencing from 2001.

	At December 31,	
	2006	2005
	RMB'000	RMB'000
Amounts due to Parent Company and its subsidiary companies		
Within one year	**982,347**	508,254
More than one year, but not exceeding two years	**8,181**	8,689
More than two years, but not exceeding three years	**7,704**	8,181
More than three years, but no exceeding four years	**7,253**	7,704
More than four years, but not exceeding five years	**–**	7,253
Total	**1,005,485**	540,081
Less: amount due within one year	**(982,347)**	(508,254)
Amount due after one year	**23,138**	31,827

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

38. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Related Party Transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,		
	2006 RMB'000	2005 RMB'000	2004 RMB'000
Income			
Sales of coal	**1,069,879**	856,580	523,015
Sales of auxiliary materials	**496,221**	369,855	350,873
Utilities and facilities	**-**	29,000	29,000
Expenditure			
Utilities and facilities	**358,370**	355,953	354,424
Annual fee for mining rights	**12,980**	12,980	12,980
Purchases of supply materials and equipment	**458,329**	341,935	303,549
Repair and maintenance services	**246,841**	197,624	222,949
Social welfare and support services	**406,004**	242,952	207,062
Technical support and training	**20,000**	15,130	15,130
Road transportation services	**63,448**	53,346	63,478
Construction services	**306,658**	-	160,342

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB63,361,000 and RMB63,275,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and for technical support and training of RMB20,000,000, RMB15,130,000 and RMB15,130,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the year, the Company acquired Shanxi Neng Hua from the Parent Company. Details of this acquisition are set out in note 35.

During the year ended December 31, 2005, the Company acquired Heze from the Parent Company. Details of this acquisition are set out in note 36.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 40).

38. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and fellow subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,		
	2006 RMB'000	2005 RMB'000	2004 RMB'000
Trade sales	4,600,606	3,855,545	4,466,519
Trade purchases	1,568,658	1,607,729	1,541,147

Material balances with other state-controlled entities are as follows:

	At December 31,	
	2006 RMB'000	2005 RMB'000
Amounts due from other state-controlled entities	345,914	350,688
Amounts due to other state-controlled entities	301,117	270,559

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

38. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Directors' fee	373	342	324
Salaries, allowance and other benefit in kind	2,710	1,503	1,029
Retirement benefit scheme contribution	1,030	678	463
	4,113	2,523	1,816

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

39. COMMITMENTS

	At December 31,	
	2006	2005
	RMB'000	RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	1,221,884	920,907
Capital expenditure authorized but not contracted for in respect of development of new coal mines	600,000	1,900,000
	1,821,884	2,820,907

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to set aside RMB8 for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities ("Work Safety Cost"). The unutilized Work Safety Cost at December 31, 2006 was RMB 30,208,000 (2005: RMB91,462,000).

During 2006, the Company entered into a co-operative agreement with two independent third parties, to establish a company for the operation of a coal mine to be acquired in Shaanxi province. In addition to the deposit referred to in note 28, the Company is committed to invest a further RMB99.8 million.

40. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate was set initially at 45% of the aggregate monthly basic salaries and wages of the Company's employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

The amount of contributions paid to the Parent Company were RMB640,620,000, RMB522,650,000 and RMB408,462,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company's subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff's wages as a contribution to the scheme. The subsidiaries' financial obligations under this scheme are limited to the payment of the employer's contribution. During the year, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

41. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2006, 2005 and 2004. Such expenses, amounting to RMB86,200,000, RMB37,200,000 and RMB37,200,000 for each of the three years ended December 31, 2006, 2005 and 2004 respectively, have been included as part of the social welfare and support services expenses summarized in note 38.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation. Starting from 2002, the Parent Company intends to sell the new accommodation by reference to market prices instead of cost. Accordingly, the Company paid an additional housing allowance to the employees at a percentage of their wages.

42 FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bank balances and cash, term deposits, restricted cash, other loans receivable, other payables, amounts due to Parent Company and its subsidiary companies and bank borrowings approximate their fair value because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of bank borrowing approximates its fair value as the interest rate approximates the market rate.

43. CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with reputable banks in the PRC, therefore the directors consider that the credit risk for such is minimal.

The Group generally grants the long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group's domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Group's export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2006, 2005 and 2004, net sales to the Group's five largest domestic customers accounted for approximately 22.1%, 20.0% and 15.3%, respectively, of the Group's total net sales. Net sales to the Group's largest domestic customer accounted for 10.2%, 13.4% and 9.2% of the Group's net sales for the years ended December 31, 2006, 2005 and 2004, respectively. The Group's largest domestic customer was the Huadian Power International Corporation Limited ("Huadian") for the years ended December 31, 2006, 2005 and 2004.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2006 and 2005 are as follows:

	Percentage of accounts receivable At December 31,	
	2006	2005
Five largest receivable balances	72%	66%

As at 31 December 2006, the Group has exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (note 20). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

44. INFORMATION OF THE COMPANY

Pursuant to the Hong Kong Companies Ordinance, the Company's balance sheet is required to be disclosed as follows:

	At December 31,	
	2006	2005
	RMB'000	RMB'000
ASSETS		
CURRENT ASSETS		
Bank balances and cash	4,405,364	4,940,802
Term deposits	1,194,531	1,326,335
Restricted cash	15,504	30,505
Amounts due from subsidiaries	259,178	304,219
Bills and accounts receivable	2,176,622	2,224,636
Inventories	417,816	428,484
Other loans receivable	640,000	640,000
Loans to subsidiaries	314,735	-
Prepayments and other current assets	178,751	198,617
Prepaid lease payments	13,199	13,171
Prepayment for land subsidence, restoration, rehabilitation andenvironmental costs	212,912	157,511
TOTAL CURRENT ASSETS	9,828,612	10,264,280
MINING RIGHTS	92,735	99,359
Prepaid lease payments	553,570	565,376
PROPERTY, PLANT AND EQUIPMENT	8,285,043	8,271,361
GOODWILL	107,346	107,346
INVESTMENT IN SUBSIDIARIES (note a)	2,511,038	1,565,695
INVESTMENTS IN SECURITIES	96,142	62,181
LOAN TO SUBSIDIARIES	1,132,505	162,200
DEPOSIT MADE ON INVESTMENT	97,426	-
TOTAL ASSETS	22,704,417	21,097,798
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bills and accounts payable	613,835	497,719
Other payables and accrued expenses	1,390,959	1,325,664
Amounts due to Parent Company and its subsidiary companies	893,368	463,942
Unsecured bank borrowing-due within one year	-	200,000
Taxes payable	150,594	647,247
TOTAL CURRENT LIABILITIES	3,048,756	3,134,572
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES-DUE AFTER ONE YEAR	23,138	31,827
DEFERRED TAX LIABILITY	226,171	146,279
TOTAL LIABILITIES	3,298,065	3,312,678
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	19,406,352	17,785,120
TOTAL LIABILITIES AND EQUITY	22,704,417	21,097,798

44. INFORMATION OF THE COMPANY (Continued)

Notes:

(a) Details of the Company's subsidiaries at December 31, 2006 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company		Proportion of voting power held	Principal activities
			Directly	Indirectly		
Austar	Australia	AUD64,000,000	-	100%	100%	Coal mining business
Heze (note)	PRC	RMB600,000,000	95.67%	-	95.67%	Coal mining business
Yancoal	Australia	AUD64,000,000	100%	-	100%	Investment holding
Yanmei Shipping (note)	PRC	RMB5,500,000	92%	-	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note)	PRC	RMB800,000,000	97%	-	97%	Development of methanol project
Zhongyan Trade Co., Ltd. ("Zhongyan") (note)	PRC	RMB2,100,000	52.38%	-	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua	PRC	RMB600,000,000	98%	-	98%	Investment holding
Shanxi Tianchi	PRC	RMB90,000,000	-	79.68%	78.09%	Coal mining business
Shanxi Tianhao	PRC	RMB150,000,000	-	97.85%	95.89%	Development of methanol project

Note: Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao are established in the PRC as limited liability companies.

44. INFORMATION OF THE COMPANY (Continued)

(b) The Company's equity is as follows:

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000	Statutory common reserve fund RMB'000	Statutory common welfare fund RMB'000	Investment revaluation reserve RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,435	384,717	-	5,051,093	15,551,106
Profit and total income and expense recognized for the year	-	-	-	-	-	-	3,033,254	3,033,254
Appropriations to reserves	-	-	381,208	249,548	124,774	-	(755,530)	-
Dividends	-	-	-	-	-	-	(799,240)	(799,240)
Bonus issue of shares	1,844,400	(1,844,400)	-	-	-	-	-	-
Balance at December 31, 2005 and January 1, 2006	4,918,400	2,981,002	1,827,667	1,018,983	509,491	-	6,529,577	17,785,120
Gain on fair value change of available-for-sale investment	-	-	-	-	-	33,961	-	33,961
Deferred taxes on fair value change of available-for-sales investment	-	-	-	-	-	(11,207)	-	(11,207)
Net income recognized directly in equity	-	-	-	-	-	22,754	-	22,754
Profit for the year	-	-	-	-	-	-	2,680,526	2,680,526
Total recognized income and expenses for the year	-	-	-	-	-	22,754	2,680,526	2,703,280
Appropriations to reserves	-	-	390,340	175,821	-	-	(566,161)	-
Transfer	-	-	-	509,491	(509,491)	-	-	-
Dividends	-	-	-	-	-	-	(1,082,048)	(1,082,048)
Balance at December 31, 2006	4,918,400	2,981,002	2,218,007	1,704,295	-	22,754	7,561,894	19,406,352

45. SUBSEQUENT EVENTS

On January 11, 2007, the Company acquired the remaining 2% of the equity interest in Shanxi Neng Hua at a cash consideration of RMB14,966,000. The acquisition was completed on January 23, 2007.

On March 16, 2007, the People's Republic of China promulgated Law of the People's Republic of China on Enterprise Income Tax ("New Law") by Order No. 63 of the President of the People's Republic of China, which will be effective from January 1, 2008. The Company and its subsidiaries will then measure and pay Enterprise Income Tax pursuant to the New Law. This may result in a decrease of the December 31, 2006 deferred tax liability of approximately RMB69 million.

I. SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders' equity;

(ii) reversal of the Work Safety Cost provided but not yet utilizing for the enhancement of safety production environment and facilities (see note 39), which is charged as expenses when provided under PRC GAAP;

(iii) depreciation provided for plant and equipment acquired by utilizing Work Safety Cost, which is charged as expenses in all once provided as Work Safety Cost under PRC GAAP;

(iv) negative goodwill arising under IFRS for the acquisition of Jining III was recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill is recognized under PRC GAAP;

(v) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(vi) write off pre-operating expenses capitalized in a subsidiary of the Company as a long-term asset under PRC GAAP;

(vii) reversal of amortization of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards;

(viii) recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities; and

(ix) reversal of fair value change in available-for-sales investment, which is not taken up under PRC GAAP.

I. SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP (Continued)

The following table summarizes the differences between consolidated financial statement prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,	
	2006 RMB'000	2005 RMB'000	2004 RMB'000	2006 RMB'000	2005 RMB'000
As per consolidated financial statements prepared under IFRS	2,372,985	2,881,461	3,154,317	18,931,779	17,618,577
Impact of IFRS adjustments in respect of:					
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(390,907)	(381,208)	(331,548)	(447,372)	(269,945)
- reversal of Work Safety Cost	(209,555)	(238,600)	(204,668)	(652,823)	(443,268)
- release of negative goodwill to income	-	-	(27,620)	(138,101)	(138,101)
- deemed interest expenses	3,171	3,858	4,550	116,391	113,220
- (Reversal) write-off of pre-operating expenses of subsidiaries	(80,051)	121,801	-	46,860	121,801
- reversal of goodwill amortization	(16,007)	(15,006)	-	(31,013)	(15,006)
- deferred tax effect on temporary differences not recognized under PRC GAAP	69,021	123,175	111,976	226,507	146,279
- fair value change of available-for-sales investment	-	-	-	(33,961)	-
- others	684	-	778	8,754	8,070
As per consolidated financial statements prepared under PRC GAAP	1,749,341	2,495,481	2,707,785	18,027,021	17,141,627

Note: There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

II SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from consolidated financial statement prepared under US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the consolidated balance sheet. Such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill has been de-recognized and adjusted to the opening retained earnings at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, the Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders' equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Shanxi Group using the pooling of interest method on the net income under US GAAP for the year ended December 31, 2005 and 2004 is as follows:

	Year ended December 31,	
	2005	2004
	RMB'000	RMB'000
Net income		
As previously reported	2,994,711	3,263,892
Pooling of interest adjustment		
Net loss from Shanxi	(3,592)	–
As restated	2,991,119	3,263,892

II SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER AND US GAAP (Continued)

Under IFRS, the mining rights of Jining III and Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years and twenty-seven years, respectively, being the useful lives estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and prepaid lease payments have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost bases of the assets of the Company formed from the reorganization and depreciation is based on such new bases. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and prepaid lease payments are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as goodwill and was, prior to January 1, 2007, amortized over a period of ten years prior to January 1, 2005. No further difference in this treatment of goodwill are identified from January 1, 2005 onwards. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Company.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The cost of mining structure is depreciated using the unit of production method based on the estimated production volume for proven and probable reserves, of which the structure was designed.

II SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER AND US GAAP (Continued)

The adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,		
	2006	2005	2004
	RMB'000	RMB'000	RMB'000
Income attributable to the equity holders of the Company as reported under IFRS	2,372,985	2,881,461	3,154,317
US GAAP adjustments:			
Additional depreciation charged on fair value of property, plant and equipment and prepaid lease payments	187,859	187,885	187,418
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid leasepayments and capitalization of mining rights, net of minority interest	(64,311)	(64,188)	(64,034)
Amortization of negative goodwill on acquisition of Jining III	-	-	(27,620)
Amortization of mining rights of Jining III	6,624	6,624	6,624
Amortization of mining rights of Shanxi Group, net of minortity interest	402	-	-
Amortization of goodwill arising on acquisition of Jining II	-	-	777
Amortization of goodwill arising on acquisition of the Railway Assets	-	-	13,880
Amortization of goodwill arising on acquisition of Yanmei Shipping	-	-	1,116
Loss of Heze included in the Group using the pooling of interest method	-	(17,071)	(8,586)
Loss of Shanxi Group included in the Group using the pooling of interest method	(97,806)	(3,592)	-
Income under US GAAP	2,405,753	2,991,119	3,263,892
Earnings per share under US GAAP, Basic and diluted	RMB0.49	RMB0.61	RMB0.69
Earnings per ADS under US GAAP Basic and diluted	RMB24.46	RMB30.41	RMB34.40

II SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER AND US GAAP (Continued)

	At December 31, 2006 RMB'000	2005 RMB'000
Equity attributable to the equity holders of the Company as reported under IFRS	18,931,779	17,618,577
US GAAP adjustments:		
Difference in cost bases of property, plant and equipment and prepaid lease payments	(2,561,032)	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	1,688,682	1,500,823
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	287,876	349,869
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Mining rights of Jining III	(92,735)	(99,359)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	30,602	32,788
Difference in cost bases of mining rights of Shanxi Group, net of minortity interest	(130,640)	-
Additional deferred tax due to a higher tax base resulting from capitalization of mining rights of Shanxi Group, net of minortity interest	43,112	-
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Goodwill arising on acquisition of Heze	(35,645)	(35,645)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	1,116
Net assets of Shanxi Neng Hua incorporated under pooling of interest		
– current assets	-	252,476
– property, plant and equipment, net	-	426,798
– prepaid lease payments	-	1,366
– current liabilities	-	(60,895)
– non current liabilities	-	(3,456)
– minority interests	-	(17,423)
	-	598,866
Consideration payable on acquisition of Shanxi	-	(733,346)
Goodwill arising on acquisition of Shanxi Group	(142,547)	-
Shareholders' equity under US GAAP	17,913,222	16,565,311

Under US GAAP, the Group's total assets would have been RMB22,134,052,000 and RMB20,189,379,000 at December 31, 2006 and 2005, respectively.

II SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER AND US GAAP (Continued)

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement in 2006 did not have a material effect on the Company's financial position, results of operations and cash flows.

In February 2006, the FASB issued FASB No. 155, ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140". This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company will adopt SFAS 155 in the first quarter of 2007. The Company has not determined the impact, if any, of SFAS 155 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions in FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 in the first quarter of 2007. The Company has not determined the impact, if any, of FIN 48 on its financial position, results of operations and cash flows.

In September 2006 the FASB issued FASB Statement No. 157, ("SFAS 157"), "Fair Value Measurement". SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date". SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No.108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value option for Financial Assets and Financial Liabilities." SFAS No. 159 Permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.

德勤华永会计师事务所有限公司

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.
30/F, Bund Center
222 Yan'an Road East
Shanghai 200002, PRC

中国上海市延安东路 222 号
外滩中心 30 楼
邮政编码: 200002

Deloitte.
德勤

DTT(A) (07) No. P0528 [Translation]

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

We have audited the accompanying financial statements of Yanzhou Coal Mining Company Limited ("the Company"), which comprise the balance sheet of the Company and Group as at 31 December 2006, and the statement of income and profits appropriation and cash flow statement of the Company and Group for the year then ended, and notes to the financial statements.

1. MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation of these financial statements in accordance with Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2. AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Chinese Certified Public Accountants Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal control relevant to the preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. OPINION

In our opinion, the financial statements of the Company and Group have been prepared in accordance with Accounting Standards for Business Enterprise and the Accounting System of Business Enterprise, and present fairly, in all material respect, the financial position of the Company and Group as of December 31, 2006, and the results of its operations and cash flows for the year then ended.

Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China

Chinese Certified Public Accountants
Zhang Ying
Chen Song

April 20, 2007

The auditors' report and the accompanying financial statements are English translations of the Chinese auditors' report and statutory financial statements prepared under accounting principles and practices generally accepted in the People's Republic of China. These financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in other countries and jurisdictions. In case the English version does not conform to the Chinese version, the Chinese version prevails.

	NOTES	The Group December 31, 2006 RMB	The Group December 31, 2005 RMB	The Company December 31, 2006 RMB	The Company December 31, 2005 RMB
ASSETS					
CURRENT ASSETS:					
Bank balances and cash	5	6,028,060,759	7,278,972,385	5,615,399,136	6,297,641,649
Current investments	6	640,000,000	640,000,000	954,735,346	640,000,000
Notes receivable	7	2,061,620,338	2,100,443,880	2,061,620,338	2,100,243,880
Dividends receivable		-	-	298,582	-
Accounts receivable	8,10	214,170,457	134,802,711	181,851,451	134,802,711
Other receivables	9,10	192,373,095	143,528,596	563,655,156	398,177,622
Prepayments	11	115,894,464	73,704,963	105,414,667	78,776,194
Inventories	12	579,560,747	470,501,129	417,815,789	428,483,999
Deferred expenses	13	27,286,945	62,444,803	27,036,951	62,346,044
Other current assets	14	212,912,430	157,511,340	212,912,430	157,511,340
TOTAL CURRENT ASSETS		10,071,879,235	11,061,909,807	10,140,739,846	10,297,983,439
LONG-TERM INVESTMENTS					
Long-term equity investments	15	293,654,532	81,117,603	2,171,027,928	1,597,035,257
Including: Discrepancy on consolidation	15	231,473,839	18,936,910	-	-
Long-term debt investments	16	-	-	1,132,504,700	162,200,000
		293,654,532	81,117,603	3,303,532,628	1,759,235,257
FIXED ASSETS:					
Fixed assets-cost	17	17,192,725,855	15,978,522,004	15,853,380,321	15,669,699,268
Less: Accumulated depreciation	17	8,397,535,375	7,902,722,461	8,330,849,937	7,883,750,808
Fixed assets – net book value	17	8,795,190,480	8,075,799,543	7,522,530,384	7,785,948,460
Materials held for construction of fixed assets	18	525,897,325	194,334,918	21,829,853	8,926,618
Fixed assets under construction	19	2,197,521,485	711,236,841	111,624,099	124,679,186
TOTAL FIXED ASSETS		11,518,609,290	8,981,371,302	7,655,984,336	7,919,554,264
INTANGIBLE ASSETS AND OTHER ASSETS					
Intangible assets	20	791,219,540	815,161,408	728,963,957	761,255,776
Long-term deferred expenses	21	121,344,906	148,620,077	-	-
Other long-term assets	22	97,425,900	-	97,425,900	-
TOTAL INTANGIBLE ASSETS AND OTHER ASSETS		1,009,990,346	963,781,485	826,389,857	761,255,776
TOTAL ASSETS		22,894,133,403	21,088,180,197	21,926,646,667	20,738,028,736

The accompanying notes are part of the financial statements.

	NOTES	The Group December 31, 2006 RMB	The Group December 31, 2005 RMB	The Company December 31, 2006 RMB	The Company December 31, 2005 RMB
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Notes payable	23	168,945,054	136,779,128	137,843,036	136,779,128
Accounts payable	24	662,673,015	381,517,651	537,682,591	381,517,651
Advances from customers	25	732,812,102	527,865,895	722,618,722	527,793,426
Salaries and wages payable	26	210,216,780	127,539,246	174,764,641	126,888,680
Taxes payable	27	356,052,352	897,202,321	353,593,958	895,394,930
Other payables	28	1,760,353,295	1,194,089,906	1,431,145,704	885,365,147
Long-term payable due within one year	29/30	93,455,596	304,709,446	35,593,610	304,709,446
TOTAL CURRENT LIABILITIES		3,984,508,194	3,569,703,593	3,393,242,262	3,258,448,408
LONG-TERM LIABILITIES:					
Long-term loan	29	330,000,000	-	-	-
Long-term payable	30	487,116,135	322,936,910	487,116,135	322,936,910
TOTAL LONG-TERM LIABILITIES		817,116,135	322,936,910	487,116,135	322,936,910
TOTAL LIABILITIES		4,801,624,329	3,892,640,503	3,880,358,397	3,581,385,318
MINORITY INTERESTS		65,488,512	53,912,439	-	-
SHAREHOLDERS' EQUITY:					
Share capital	31	4,918,400,000	4,918,400,000	4,918,400,000	4,918,400,000
Capital reserves	32	5,078,960,786	4,865,480,791	5,078,960,786	4,865,480,791
Surplus reserves	33	1,704,611,989	1,528,790,703	1,704,295,405	1,528,474,119
Including: Statutory common welfare fund	33	-	509,649,665	-	509,491,373
Unappropriated profits	34	6,335,443,710	5,843,971,924	6,344,632,079	5,844,288,508
Including: Cash dividend proposed after the balance sheet date	34	983,680,000	1,082,048,000	983,680,000	1,082,048,000
Translation reserve		(10,395,923)	(15,016,163)	-	-
TOTAL SHAREHOLDERS' EQUITY		18,027,020,562	17,141,627,255	18,046,288,270	17,156,643,418
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		22,894,133,403	21,088,180,197	21,926,646,667	20,738,028,736

The accompanying notes are part of the financial statements.

The financial statements on pages 115 to 165 were signed by the following:

Wang Xin	Wu Yuxiang	Zhao Qingchun
Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

	NOTES	The Group 2006 RMB	The Group 2005 RMB	The Company 2006 RMB	The Company 2005 RMB
Revenue from principal operations	35	13,224,295,672	12,705,529,905	13,087,433,337	12,705,529,905
Less: Cost of principal operations	36	6,790,533,878	5,907,119,918	6,541,355,885	5,908,395,835
Sales taxes and surcharges	37	280,330,911	258,504,729	279,752,993	258,504,729
Profit from principal operations		6,153,430,883	6,539,905,258	6,266,324,459	6,538,629,341
Add: Profits from other operations	38	72,300,910	43,674,129	69,197,749	41,770,016
Less: Operating expenses	39	1,037,997,906	997,377,040	1,012,459,591	1,001,895,961
General and administrative expenses		2,118,379,216	1,627,752,362	1,859,115,762	1,603,012,619
Financial expenses	40	(36,136,609)	45,193,046	27,125,423	34,758,133
Operating profit		3,105,491,280	3,913,256,939	3,436,821,432	3,940,732,644
Add: Investment income	41	4,194,304	9,092,385	(324,978,456)	(20,638,842)
Subsidy income	42	4,000,000	-	4,000,000	-
Non-operating income	43	11,109,124	2,397,034	10,013,451	2,185,909
Less: Non-operating expenses	44	89,562,125	13,927,078	82,809,974	12,618,939
Total profits		3,035,232,583	3,910,819,280	3,043,046,453	3,909,660,772
Less: Income taxes	45	1,285,550,000	1,414,861,832	1,284,833,596	1,414,179,321
Minority interest		341,511	475,997	-	-
Net profit		1,749,341,072	2,495,481,451	1,758,212,857	2,495,481,451
Add: Unappropriated profits at the beginning of the year	34	5,843,971,924	4,522,052,692	5,844,288,508	4,522,369,276
Profits available for appropriation		7,593,312,996	7,017,534,143	7,602,501,365	7,017,850,727
Less: Appropriations to statutory common reserve fund	34	175,821,286	249,548,146	175,821,286	249,548,146
Appropriations to statutory common welfare fund	34	-	124,774,073	-	124,774,073
Profits available for appropriation to shareholders		7,417,491,710	6,643,211,924	7,426,680,079	6,643,528,508
Less: Dividend paid – cash dividend approved by the shareholders' meeting of last year	34	1,082,048,000	799,240,000	1,082,048,000	799,240,000
Unappropriated profits at the end of the year		6,335,443,710	5,843,971,924	6,344,632,079	5,844,288,508
Including: Cash dividend proposed after the balance sheet date	34	983,680,000	1,082,048,000	983,680,000	1,082,048,000

The accompanying notes are part of the financial statements.

	NOTES	The Group 2006 RMB	The Group 2005 RMB	The Company 2006 RMB	The Company 2005 RMB
CASH FLOW FROM OPERATING ACTIVITIES:					
Cash received from sales of goods or rendering of services		15,745,513,926	13,476,932,655	15,617,782,151	13,475,817,162
Other cash received relating to operating activities	47	936,268,220	588,838,380	751,454,328	186,985,815
Sub-total of cash inflows		16,681,782,146	14,065,771,035	16,369,236,479	13,662,802,977
Cash paid for goods and services		4,952,717,269	3,903,830,672	4,583,470,961	3,921,446,617
Cash paid to and on behalf of employees		1,812,730,717	1,785,519,649	1,775,208,475	1,765,543,379
Taxes payment		3,318,349,229	2,537,018,590	3,315,398,012	2,536,222,962
Other cash paid relating to operating activities	48	2,221,163,657	1,846,492,022	2,727,728,896	2,205,656,139
Sub-total of cash outflows		12,304,960,872	10,072,860,933	12,401,806,344	10,428,869,097
NET CASH FLOW FROM OPERATING ACTIVITIES		4,376,821,274	3,992,910,102	3,967,430,135	3,233,933,880
CASH FLOW FROM INVESTING ACTIVITIES:					
Cash received from disposal of investments		-	210,000,000	-	210,000,000
Cash received from return on investment		6,311,225	10,208,536	15,183,013	10,819,392
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		14,173,454	4,378,342	13,394,064	4,214,255
Cash received from the acquisition of Heze		-	170,247,828	-	-
Other cash received relating to investing activities		-	303,647	-	-
Sub-total of cash inflows		20,484,679	395,138,353	28,577,077	225,033,647
Cash paid to acquire fixed assets, intangible assets and other long-term assets		3,770,532,448	1,353,764,616	1,067,365,264	959,394,956
Cash paid for investments		541,629,776	-	2,296,351,100	172,207,700
Including: Cash paid for the acquisition of Heze		-	-	-	10,007,700
Cash paid for the acquisition of Shanxi	49	444,203,876	-	733,346,200	-

	NOTES	The Group 2006 RMB	The Group 2005 RMB	The Company 2006 RMB	The Company 2005 RMB
Cash paid for additional investment in Australia		–	–	211,996,000	–
Investment prepaid to Yushuwan Coal Mine	22	97,425,900	–	97,425,900	–
Other cash paid relating to investing activities		81,034,538	–	15,503,032	–
Sub-total of cash outflows		4,393,196,762	1,353,764,616	3,379,219,396	1,131,602,656
NET CASH FLOW USED IN INVESTING ACTIVITIES		(4,372,712,083)	(958,626,263)	(3,350,642,319)	(906,569,009)
CASH FLOW FROM FINANCING ACTIVITIES:					
Repayments of borrowings		200,000,000	200,000,000	200,000,000	200,000,000
Cash paid for acquisition of Jining III		13,247,800	13,247,800	13,247,800	13,247,800
Dividends paid, profit distributed or interest paid		1,103,087,868	820,228,727	1,101,285,561	819,992,000
Including: dividends paid to minority shareholder of a subsidiary		271,449	236,727	–	–
Sub-total of cash outflows		1,316,335,668	1,033,476,527	1,314,533,361	1,033,239,800
NET CASH FLOW USED IN FINANCING ACTIVITIES		(1,316,335,668)	(1,033,476,527)	(1,314,533,361)	(1,033,239,800)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH		(19,719,687)	–	–	–
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,331,946,164)	2,000,807,312	(697,745,545)	1,294,125,071

The accompanying notes are part of the financial statements.

	NOTES	The Group 2006 RMB	The Group 2005 RMB	The Company 2006 RMB	The Company 2005 RMB
SUPPLEMENTAL INFORMATION:					
RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:					
Net profit		1,749,341,072	2,495,481,451	1,758,212,857	2,495,481,451
Add: Minority interest		341,511	475,997	-	-
Impairment losses on assets		(19,716,674)	-	(9,860,444)	-
Depreciation of fixed assets		1,027,692,415	959,241,081	981,548,810	950,274,520
Provision for Wei Jian Fei		213,479,995	207,931,404	213,479,995	207,931,404
Provision for Work Safety Expense		283,883,240	277,241,872	283,883,240	277,241,872
Provision for Reform and Specific Development Fund		177,427,025	173,276,170	177,427,025	173,276,170
Amortization of intangible assets		38,986,163	33,684,933	33,696,680	33,684,933
Decrease (Increase) in long-term deferred expenses		73,594,040	(121,801,480)	-	-
Decrease (Increase) in deferred expenses		35,157,858	(5,800,132)	35,309,093	(6,482,898)
Losses (Gains) on disposal of fixed assets and other long-term assets		73,523,649	526,605	73,523,649	526,605
Financial expenses		23,202,250	20,752,000	19,237,561	20,752,000
Gain arising from investments		(4,194,304)	(9,092,385)	324,978,455	20,638,842
Decrease (Increase) in inventories		(104,450,309)	14,927,243	10,668,210	45,893,995
Decrease (Increase) in receivables under operating activities		(126,414,416)	(776,801,811)	(255,968,270)	(1,064,184,260)
Increase (Decrease) in payables under operating activities		934,967,759	722,867,154	321,293,274	78,899,246
Net cash flow from operating activities		4,376,821,274	3,992,910,102	3,967,430,135	3,233,933,880
Net increase in cash and cash equivalents:					
Cash at the end of the year	50	5,910,475,432	7,242,421,596	5,599,896,104	6,297,641,649
Less: Cash at the beginning of the year		7,242,421,596	5,241,614,284	6,297,641,649	5,003,516,578
Net increase in cash and cash equivalents		(1,331,946,164)	2,000,807,312	(697,745,545)	1,294,125,071

The accompanying notes are part of the financial statements.

1. GENERAL

Yanzhou Coal Mining Company Limited (the "Company") is a Sino-foreign joint stock company with limited liability established in the People's Republic of China (the "PRC"). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the "Yankuang Group") and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

On August 4, 2006, approved by the shareholders' meeting, six bonus Shares for every ten shares issued by conversion from capital reserve is proposed based on the total issued shares of 3,074,000,000(each share with a per value of RMB1). After the new issue of shares, the company has 4,918,400,000 shares in issue, including RMB2,672,000,000 state legal person shares (representing 54.33% of the total share capital); RMB1,958,400,000 H Shares and American Depository Shares listed on overseas stock exchanges (representing 39.82% of the total share capital); and RMB288,000,000 A Shares (representing 5.85% of the total share capital) listed on domestic stock exchange.

The Company is one of the nineteenth batch of share reform companies designated by China Securities Regulatory Commission. As approved by the Lu State-owned Assets Ownership Letter [2006] No.32 issued by the State-owned Assets Supervision & Administration Commission (SASAC) of People's Government of Shandong Province, as well as approved by the Company's shareholder's meeting regarding the share reform plan, the Company's share reform plan is as follows: 2.5A shares for every existing 10 A shares would be offered by the non-tradable legal person shares on the share registration date (March 30, 2006) of share reform plan implemented. After the implementation of the plan, the Company's total share capital as well as the Company's financial indicators such as assets, liabilities, shareholder's equity, earnings per share, etc. will remain unchanged, and the shares owned by Yankuang Group would then be converted to tradable shares in 4 years time according to formula. The Share Reform Plan was further approved by the Ministry of Commerce of the PRC on March 21, 2006 and was implemented by April 3, 2006. See note 31 for share capital after share reform.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Accounting system and accounting standards adopted

The Company has adopted the Accounting Standards for Business Enterprises, the "Accounting System for Business Enterprises" and the supplementary regulations thereto.

Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and uses the historical cost convention as the principle of measurement.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

Reporting currency

The recording currency of the Company is Renminbi.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange ("market exchange rate") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the market exchange rate prevailing at the balance sheet date. A fixed asset before the fixed assets are ready for use are capitalized as part of the cost of fixed asset; exchange gains or losses arising in the pre-operating period are recorded as long term deferred expenses; other exchange gains or losses are dealt with as finance expenses.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Accounting for bad debts

1) *Criteria for recognition of bad debts*

The irrecoverable amount of a bankrupt debtor after pursuing the statutory procedures;
The irrecoverable amount of a debtor who has deceased and has insufficient estate to repay;
The amount owed by a debtor who is unable to repay the obligations after the debts fall due, and the amount is irrecoverable or unlikely to be recovered as demonstrated by sufficient evidence.

2) *Accounting treatment for bad debt losses*

Bad debt is accounted for using the allowance method and provided according to the recoverability of non-related party receivables at the year-end. The appropriate provision for bad debts relating to specific receivable accounts are made based on relevant information such as past experience, actual financial position and cash flows of the debtors, as well as other relevant information. General provision for the remaining receivables is estimated according to aging analysis. The percentages of the general provision are as follows:

Within 1 year (including 1 year)	4%
1-2 years	30%
2-3 years	50%
Over 3 years	100%

Discount of bills receivable

The Company discounts the bills of acceptances to the financial institutions. If the risks and rewards adhering to the discounted bills have been transferred, the difference between the discounted receipt and the carrying amounts of the bills of acceptances deducting relevant taxes is recognized in the income statement during the year. If the risks and rewards adhering to the discounted bills have not been transferred, they are accounted for as bank loans pledged by bills.

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials and finished goods and etc.

Inventories are accounted for using the actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

The Company adopts a perpetual inventory system to account for its inventory.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. When the net realizable value is lower than the cost, the difference is recognized as a provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and the related taxes necessary to make the sale.

Current investments

A current investment is initially recorded at its cost of acquisition. The initial cost of an investment is the total price paid on acquisition, including incidental expenses such as tax payments and handling charges. However, cash dividends declared but unpaid or bonds interests due but unpaid that are included in the acquisition cost are accounted for separately as receivable items.

Cash dividends or interest on current investments, other than those recorded as receivable items as noted in the preceding paragraph, are offset against the carrying amount of investments upon receipt.

Current investments are carried at the lower of cost and market value at the end of each period. Provision on current investments is calculated and determined on the basis of individual investment.

On disposal of a current investment, the difference between the carrying amount of the investment and the sales proceeds actually received is recognized as an investment gain or loss in the current period.

Designated deposit

Designated deposit represents an instructed deposit with an authorized lending institution which lends the deposit to a third party and is accounted for at the actual amount lent out. For those principal and interest receivable that mature within one year should be classified under "short-term investment", those that mature over one year should be classified under "long-term debt investment".

Interest income from such loans is accrued at the interest rate specified in the loan agreement and recognized in the income statement on a time basis. Accruing interest is stopped if that interest cannot be collected on due dates, and any interest that has previously been accrued is reversed. Designated deposit is carried at the lower of cost and recoverable amount at the end of each period. Where the recoverable amount is lower than the principal amount of a designated deposit, the difference is recognized as a provision for impairment loss.

Recoverable amount

Recoverable amount is the higher of an asset's net selling price and the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

Long-term investments

(1) *Accounting treatment for long-term equity investments*

A long-term equity investment is initially recorded at its cost on acquisition.

The cost method is used to account for a long-term equity investment when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method is used when the Company can control, jointly control or has significant influence over the investee enterprise.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Long-term investments (Continued)

(1) Accounting treatment for long-term equity investments (Continued)

When the cost method is adopted, the amount of investment income recognized is limited to the amount distributed from the accumulated net profits of the investee enterprise that has arisen after the investment was made. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold is treated as return of investment cost, and the carrying amount of the investment is reduced accordingly.

When the equity method is adopted, the investment income for the current period is recognized according to the attributable share of the net profit or loss of the investee enterprises. The attributable share of net losses incurred by the investee enterprise is recognized to the extent that the carrying amount of the investment is reduced to zero. If the investee enterprise realizes net profits in subsequent periods, the carrying amount of the investment is resumed by the excess of the Company's attributable share of profits over the share of unrecognized losses.

When a long-term equity investment is accounted for using the equity method, the difference between the initial investment cost of the Company and its share of owners' equity of the investee enterprise is accounted for as "equity investment difference". An excess of the initial investment cost over the Company's share of owners' equity of the investee enterprise is debited to "long-term equity investment – equity investment difference" and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not more than 10 years. A shortfall of the initial investment cost below the Company's share of owners' equity of the investee enterprise arising before the issuance of Caikuai [2003] 10, is credited to "long-term equity investment – equity investment difference", and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not less than 10 years. The shortfall of the initial investment cost below the Company's share of owners' equity of the investee enterprise arising after the issuance of Caikuai [2003] 10 is credited to "capital reserves – provision for equity investment".

(2) Impairment of long-term investments

At the end of each period, the Company determines whether an impairment loss should be recognized for a long-term investment by considering the indications that such a loss may have occurred. Where the recoverable amount of any long-term investment is lower than its carrying amount, an impairment loss on the long-term investment is recognized for the difference.

Fixed assets and depreciation

Fixed assets are stated at cost or valuation upon the restructuring. Except for lands category for which no depreciation is provided, and mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method. The estimated residual rate, useful life and annual depreciation rate of each category of fixed assets are as follows:

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Fixed assets and depreciation (Continued)

Category	Estimated residual value	Useful life	Annual depreciation rate
Buildings	3%	15-30 years	3.23-6.47%
Railway structure	3%	15-25 years	3.88-6.47%
Harbor works and craft	3%	40 years	2.43%
Plant, machinery and equipment	3%	5-15 years	6.47-19.40%
Transportation equipment (Note)	3%	6-18 years	5.39-16.17%

Note: Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB2.5 per tonne of raw coal mined.

Land category only refers to that of Australian Southland coal mine and no depreciation is provided for as Austar enjoys the permanent ownership.

Subsequent costs incurred on an asset upon its initial recognition shall be recognized as addition to the asset provided economic benefits associated with the item will flow to the Company, and the revised carrying amount does not exceed the recoverable amount of the said asset.

Impairment of fixed assets

At the end of each period, the Company determines whether an impairment loss should be recognized for a fixed asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any fixed asset is lower than its carrying amount, an impairment loss on fixed asset is recognized for the difference.

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction. Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use.

At the end of each period, the Company determines whether an impairment loss should be recognized for a fixed asset under construction by considering the indications that such a loss may have occurred. Where the recoverable amount of any fixed asset under construction is lower than its carrying amount, an impairment loss on fixed asset is recognized for the difference.

Intangible assets

Intangible assets are recorded at the actual cost of acquisition or valuation upon the restructuring.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

Mining rights are evenly amortized over the estimated useful life since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Intangible assets (Continued)

Goodwill represents the excess of the purchase consideration over the net assets of the acquired business unit as a whole.

Goodwill is evenly amortized over 10 years, starting from its initial recognition. Additional of such goodwill acquired in future are amortized over the remaining life of the original amortization period.

Impairment loss on intangible assets

At the end of each period, the Company determines whether an impairment loss should be recognized for an intangible asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any intangible asset is lower than its carrying amount, an impairment loss on the intangible asset is recognized for the difference.

Long-term deferred expenses

Unless related to the acquisition or construction of fixed assets, all expenditure incurred during the pre-operating period is recognized as an expense in the month in which the enterprise commences operation.

Other long-term deferred expenses are evenly amortized over the beneficial periods of the relevant items

Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortization of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs incurred in pre-operating period are recognized as long-term deferred assets. Other borrowing costs are recognized as expenses and included as finance costs in the period in which they are incurred.

Wei Jian Fei

According to the relevant regulations, Wei Jian Fei is accrued at RMB6 per tonne of raw coal mined and is recorded in cost of sales and other current liabilities. Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use.

Work Safety Expense

Pursuant to "Method for Accrual and Usage of Work Safety Expense" Caijian [2004] No. 119, which was jointly issued by States Finance Bureau, National Development and Reform Commission and State Administration of Coal Mine Safety, Work Safety Expense is accrued at RMB8 per ton raw coal mined Since May 1, 2004 (RMB 15 per ton raw coal mined in He Shun Tian Chi) and recorded in cost of sales and long-term liability. Work Safety Expense is used for purchase of coal production equipment and safety expense of coal mining structure. Relevant expenditure should offset with long-term payable when actually incurs and related fixed assets should be fully depreciated and no further depreciation is provided afterwards.

Reform and Specific Development Fund

Pursuant to "Notice of setting up reform and specific Development Fund for province key corporations" Caiqi [2004] No.28, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government, Shangdong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne raw coal mined and will be used for related expenditures on mine construction.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Revenue recognition

Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, it retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the economic benefits associated with the transaction will flow to the Company, and the relevant amount of revenue and costs can be measured reliably.

Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

Revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

Interest income:

Interest income is measured based on the length of time for which the enterprise's cash is used by others and the applicable interest rate.

Subsidy Income

Subsidy income is recognized only when it is actually received.

Leasing

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. All other leases are classified as operating leases. Lease payments under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

The Company as lessor under operating leases

Lease income from operating leases is recognized as income using the straight-line method over the lease term.

The Company as lessee under operating leases

Lease payments under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

Income taxes

Income tax is provided under the tax payable method. The income tax provision is calculated based on the accounting profit for the year as adjusted in accordance with the relevant tax laws.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Basis of consolidation

(1) *Principle for consolidation scope recognition*

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") made up to the balance sheet date. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than 50% of the equity, or whose operating are controlled by the Company through other mechanisms.

(2) *Accounting for consolidation*

The accounting policies used by subsidiaries conform to those used by the Company.

The operating results and cash flows of subsidiaries during the period are included in the consolidated income statement and cash flow statement from the effective date of acquisition appropriately.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Translation of Foreign Currency Financial Statements

Foreign currency financial statements are translated into RMB financial statements for consolidation as follows:

The assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. Except for unappropriated profits, owners' equity items are reported at the market exchange rates at the dates of the transactions. Income statement items and profit appropriations in the year are translated at the average market exchange rates for the year. The unappropriated profits (or accumulated losses) brought forward are reported at the prior year's closing balance. The unappropriated profits (or accumulated losses) carried forward are calculated, based on the translated amounts of net income and other profit appropriation items. All exchange differences resulting from the translation are recognized as "translation reserve" in the balance sheet.

Cash flows of a foreign subsidiary are translated at average exchange rates for the year. The effect of changes in exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

The opening balances and prior year's figures are presented according to the translated amounts of the prior year.

3. TAXES

Value added tax

Value added tax ("VAT") on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

Pursuant to the "Notice of the adjustment of export refund rate"(Caishui [2003] No.222), which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was reduced from 13% to 11% from January 1, 2004. Pursuant to the notice "Notice of the adjustment of export refund rate" (Caishui[2005] No.75) which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was refund from 11% to 8% from May 1, 2005. Pursuant to Caishui[2006] No.139, for export contracts signed on or before September 14, 2006, if they can be filed for record before September 30, 2006 and the exports are made before 14 December 14, 2006 (inclusive), the business can claim refund from the authorities using the old export refund rates. Businesses that fail to file the export contracts before the prescribed date or fail to declare the export before 15 December 2006, must apply the new export refund rate.

3. TAXES (Continued)

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the company.

Business tax

Business tax is paid at the 5% of the corresponding revenue, except for the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Pursuant to the "Notice of the adjustment of resource tax amount of Shandong province" (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shandong province is calculated and paid at the amount of RMB3.60 per tonne of raw coal sold and consumed in clean coal production from May 1, 2005. Meanwhile, pursuant to the "Notice of the adjustment of resource tax amount of Shanxi province" (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal sold and consumed in clean coal production from July 1, 2004.

City construction tax & education fee

Although the Company was changed to a Sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the "Reply Letter to Yanzhou Coal Mining Co., Ltd." issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to "Notice of issues on collection of city construction tax & education fee after application of 'Exemption, counteract and refund' by exporting enterprises" issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education fee calculation.

4. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries:

Name of subsidiaries	Place of registration	Registered capital/ Paid-in capital	Equity indirectly held by the company Directly	Indirectly	Type of enterprise	Consolidation not
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan Trade")	Qingdao, Shandong	RMB2,100,000	52.38%	–	Company limited	Yes
Shangdong Yanmei Shipping Co., Ltd. ("Yanmei Shipping")	Jining, Shandong	RMB5,500,000	92%	–	Company limited	Yes
Yanzhou Coal Yulin Power Chemical Co., Ltd ("Yulin Power")	Yulin, Shanxi	RMB800,000,000	97%	–	Company limited	Yes
Yancoal Australia Pty Limited Zhongyan Trade Co., Ltd. ("Yanmei Australia")	Australia	AUD 30,000,000	100%	-	Company limited	Yes
Austar Coal Mine Pty Limited. ("Austar Coal Mine")	Australia	AUD 30,000,000	–	100%	Company limited	Yes
Yancoal Heze Power Chemical Co., Ltd. ("Heze Power")	Heze, Shandong	RMB600,000,000	95.67%	–	Company limited	Yes
Shanxi Power Co, Ltd ("Shanxi Power")	Jingzhong, Shanxi	RMB600,000,000	98%	–	Company limited	Yes
Heshun Tianchi Energy Co, Ltd ("Heshun Tianchi")	Jingzhong, Shanxi	RMB90,000,000	-	81.31%	Company limited	Yes
Shanxi Tianhao Chemical Co, Ltd ("Tianhao Chemical")	Xiaoyu, Shanxi	RMB150,000,000	-	99.85%	Company limited	Yes

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: transportation service via river and lakes within the province of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

Nature of business of Yulin Power Chemical: development of methanol and acetic acid construction for 600,000 ton methanol, 200,000 ton acetic acid and coal mine, electric project.

Nature of business of Yanmei Australia: investment holding company.

4. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES (Continued)

Nature of business of Austar Coal Mine: coal mining and sales of coal.

Nature of business of Heze power: the third industry and Pre-operation preparation for construction of Juye coal mine

Nature of business of Shanxi Power: Investment in heat and electricity, manufacture and sale of mining machinery and engine products and the development of integrated coal technology.

Nature of business of Heshun Tianchi: Exploration and sale of coal from Tianchi Coal Mine.

Nature of business of Tianhao Chemical: Engagement in the production of methanol and other chemical products (except for those are restricted by the government), coke production, exploration and sales.

Approved by the State-owned Assets Supervision and Administration Commission of Shandong Province and the Shareholders' meeting of the Company, the Company acquired 98% equity interest in Shanxi Power from Yankuang Group in November 2006. As at December 31, 2006, the result of its operations and the cash flow for the period from the effect date of acquisition to the balance sheet date has been reflected in the Consolidated Income Statement and Consolidated Cash Flow Statement. The financial position of Shanxi Power at the effect date of acquisition and its result of operations for the period from the effect date of acquisition to the balance sheet date are set in note 49 to the financial statements.

As at December 31, 2006, Tianhao Chemical is still in pre-operating period.

5. BANK BALANCES AND CASH

	The Group At December 31, 2006			The Group At December 31, 2005		
	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
Cash on hand						
RMB	–	–	966,211	–	–	401,959
Cash in bank						
RMB	–	–	4,624,342,664	–	–	4,515,589,010
USD	102,675,776	7.8087	801,764,334	174,405,972	8.0702	1,407,491,075
EUR	6,676,043	10.2665	68,539,592	28,402,611	9.5797	272,088,493
AUD	11,401,669	6.1599	70,233,141	15,058,553	5.9119	89,024,659
HKD	455,405,431	1.0047	457,545,836	950,110,315	1.0403	988,399,761
GBP	184,695	15.3232	2,830,125	195,985	13.9122	2,726,583
Other monetary assets						
RMB	–	–	1,838,856	–	–	3,250,845
			6,028,060,759			7,278,972,385

6. CURRENT INVESTMENTS

	The Group At December 31, 2006			The Group At December 31, 2005		
	Cost RMB	Provision RMB	Net book value RMB	Cost RMB	Provision RMB	Net book value RMB
Designated deposits						
Shandong Xinjia Industry Co., Ltd (Note1)	640,000,000	-	640,000,000	640,000,000	-	640,000,000

	The Company At December 31, 2006			The Company At December 31, 2005		
	Cost RMB	Provision RMB	Net book value RMB	Cost RMB	Provision RMB	Net book value RMB
Designated deposits						
Shandong Xinjia Industry Co., Ltd (Note1)	640,000,000	-	640,000,000	640,000,000	-	640,000,000
To subsidiaries						
Yanmei Australia (Note2)	101,735,346	-	101,735,346	-	-	-
Heze Power (Note2)	213,000,000	-	213,000,000	-	-	-
	954,735,346	-	954,735,346	640,000,000	-	640,000,000

Note 1: The designated deposit represents an instructed deposit of RMB640,000,000 with Bank of China Jining Branch to Shandong Xinjia Industry Co., Ltd. at interest rate of 7% per annum for one month period. Related obligations are secured by Lianda Group Co., Ltd("Lianda Group") with its 170 million state legal person shares of Huaxia bank and its 66.7% of interest in Xi'an international golf club Co., Ltd..

The above designated deposits were due on January 19, 2005. Shandong Xinjia failed to pay off the principal and interest. As Lianda Group bore the security responsibility of the designated deposits, an auction on the frozen 289,000,000 shares of Huaxia Bank owned by Lianda Group was held on March 28, 2005 by the Supreme Court of Shandong Province and completed successfully on September 6, 2005 according to relevant laws. After the completion of the auction, the buyer applied to the China Banking Regulatory Commission for its eligibility of investing in China domestic commercial bank. Up to the financial statement signing date, related formalities are still in process.

On December 4, 2006, Shan Dong Runhua Group ("Runhua Group") won in the lawsuit in which it implead Lianda Group and Huaxia Bank on stock ownership dispute. Lianda Group only retained 49,000,000 shares of Huaxia Bank total issued shares. However due to some obstacles related to the transfer of state-owned assets, the 240,000,000 shares could not be ultimately transferred to Runhua Group. Now the Company is actively seeking measures to retain the state-owned assets via certain administrative departments. A request on the case of designated deposit between the Company and Lianda Group is sent to the Supreme Court respectively by Shandong Provincial Government, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government and the State Department. Given the current situation, the Company is confident of calling back the principal, interest and fined interest of the loan. So the Company does not recognize provision for impairment loss on this designated deposit this year.

6. CURRENT INVESTMENTS (Continued)

Note 2: The designated deposit represents the instructed deposits with Bank of China Jining Branch to Yanmei Australia and Heze Power by the Company. The instructed deposit to Yanmei Australia, whose due date is in December 2007, is at interest rate of 6.31% to 6.96 % per annum. In addition, the instructed deposit to Heze Power will due in June 2007 at interest rate of 5.85% per annum.

7. NOTES RECEIVABLE

	The Group At December 31,	
	2006 RMB	2005 RMB
Bank acceptance bills	2,061,620,338	2,100,443,880

The discounted receipt amounts to RMB10,840 thousand during 2006. The carry amount of the bills that have been discounted but not yet mature as at Dec 31, 2006 is about RMB752,999 thousand.

See note 52 4(d) for notes receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

8. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

The Group

Aging	At December 31, 2006				At December 31, 2005			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	220,214,701	90	6,512,361	213,702,340	161,151,370	62	26,361,799	134,789,571
1 to 2 years	868,832	-	400,715	468,117	18,771	-	5,631	13,140
Over 3 years	24,533,988	10	24,533,988	-	100,332,879	38	100,332,879	-
Total	245,617,521	100	31,447,064	214,170,457	261,503,020	100	126,700,309	134,802,711

The Company

Aging	At December 31, 2006				At December 31, 2005			
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	187,865,506	88	6,482,172	181,383,334	161,151,370	62	26,361,799	134,789,571
1 to 2 years	868,832	-	400,715	468,117	18,771	-	5,631	13,140
Over 3 years	24,533,988	12	24,533,988	-	100,332,879	38	100,332,879	-
Total	213,268,326	100	31,416,875	181,851,451	261,503,020	100	126,700,309	134,802,711

The Group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in accounts receivable balance
176,361,500	72%

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in accounts receivable balance
176,361,500	83%

See note 52 (4)d for accounts receivable due from shareholders of the Group and the Company holding more than 5% of the total shares of the Company.

9. OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

The Group

Aging	At December 31, 2006 Amount RMB	%	Bad debt provision RMB	Net book value RMB	At December 31, 2005 Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	135,977,544	60	6,387,178	129,590,366	143,236,071	80	14,317,977	128,918,094
1 to 2 years	55,197,068	25	2,719,717	52,477,351	11,086,622	6	1,612,650	9,473,972
2 to 3 years	9,444,907	4	1,447,336	7,997,571	6,818,719	4	2,055,759	4,762,960
Over 3 years	24,403,535	11	22,095,728	2,307,807	18,103,460	10	17,729,890	373,570
Total	225,023,054	100	32,649,959	192,373,095	179,244,872	100	35,716,276	143,528,596

The Company

Aging	At December 31, 2006 Amount RMB	%	Bad debt provision RMB	Net book value RMB	At December 31, 2005 Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	263,248,768	43	16,273,597	246,975,171	399,466,828	92	14,317,977	385,148,851
1 to 2 years	309,386,419	51	2,719,717	306,666,702	9,978,462	2	1,612,650	8,365,812
2 to 3 years	9,444,907	2	1,447,336	7,997,571	6,718,718	2	2,055,759	4,662,959
Over 3 years	24,111,440	4	22,095,728	2,015,712	17,729,890	4	17,729,890	-
Total	606,191,534	100	42,536,378	563,655,156	433,893,898	100	35,716,276	398,177,622

The group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	**Percentage in other receivables balance**
123,448,440	55%

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	**Percentage in other receivables balance**
123,448,440	20%

See note 52 (4)d for other receivables due from shareholders of the Group holding more than 5% of the total shares of the Company.

10. PROVISION FOR BAD DEBTS

The Group

	1/1/2006 RMB	Provision RMB	Reversals RMB	Written-off RMB	31/12/2006 RMB
Provision for bad debts:					
Accounts receivables	126,700,309	1,270,725	(17,921,082)	(78,602,888)	31,447,064
Other receivables	35,716,276	1,202	(3,067,519)	–	32,649,959
Total	162,416,585	1,271,927	(20,988,601)	(78,602,888)	64,097,023

The Company

	1/1/2006 RMB	Provision RMB	Reversals RMB	Written-off RMB	31/12/2006 RMB
Provision for bad debts:					
Accounts receivables	126,700,309	1,240,537	(17,921,083)	(78,602,888)	31,416,875
Other receivables	35,716,276	9,887,620	(3,067,518)	–	42,536,378
Total	162,416,585	11,128,157	(20,988,601)	(78,602,888)	73,953,253

11. PREPAYMENTS

The aging analysis of prepayments is as follows:

	The Group December 31, 2006		The Group December 31, 2005	
Aging	RMB	%	RMB	%
Within 1 year	101,141,006	87	46,029,271	62
1 to 2 years	14,753,458	13	24,864,123	34
2 to 3 years	–	–	2,811,569	4
Total	115,894,464	100	73,704,963	100

The Group balances of the 5 largest debtors are as follows:

Total balance of the 5 largest debtors RMB	Percentage in prepayments balance
41,111,507	35%

See note 52 (4)d for prepayments to shareholders of the Group holding more than 5% of the total shares of the Company.

12. INVENTORIES AND PROVISION FOR DECLINE IN VALUE OF INVENTORIES

	The Group At December 31, 2006			The Group At December 31, 2005		
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Raw materials	265,122,102	-	265,122,102	256,755,014	-	256,755,014
Finished goods	314,438,645	-	314,438,645	213,746,115	-	213,746,115
	579,560,747	-	579,560,747	470,501,129	-	470,501,129

13. DEFERRED EXPENSES

	The Group At December 31	
	2006 RMB	2005 RMB
Harbour transportation fee	27,286,945	62,444,803

The amount represent the freight paid by the Company for the transportation of unsold cools from mining area to ports.

14. OTHER CURRENT ASSETS

	The Group			
Category	At January 1, 2006 RMB	Accrual for the year RMB	Payment for the year RMB	At December 31, 2006 RMB
Prepaid land subsidence, costs	157,511,340	(731,795,747)	787,196,837	212,912,430

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

Based on their past experiences, the management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment. Considering the payment to those residents in the local mine is generally earlier than mining, if the accumulated payment is more than the accruals provided in a year, such excess of payment would be presented under current assets at the year end.

15. LONG-TERM EQUITY INVESTMENTS

The Group		December 31, 2006 RMB	December 31, 2005 RMB
Other equity investments	(1)	62,180,693	62,180,693
Discrepancy on consolidation	(2)	231,473,839	18,936,910
		293,654,532	81,117,603
Less: Impairment loss on long-term equity investments		–	–
Long-term equity investments – net		293,654,532	81,117,603

The Company		December 31, 2006 RMB	December 31, 2005 RMB
Investment in subsidiaries	(3)	1,877,373,396	1,515,917,654
Other equity investments	(1)	62,180,693	62,180,693
Discrepancy on consolidation	(2)	231,473,839	18,936,910
Sub-total		2,171,027,928	1,597,035,257
Less: Impairment loss on long-term equity investments		–	–
Long-term equity investments – net		2,171,027,928	1,597,035,257

(1) Other equity investments

Name of investees	Investment period	Share in the registered capital of the investee (%) RMB	December 31, 2006 and December 31, 2005 RMB
Jiangsu Lianyungang Port Co., Ltd.	Infinity	0.3859%	1,760,419
Shenergy Company Limited (Note)	Infinity	0.83%	60,420,274
			62,180,693

15. LONG-TERM EQUITY INVESTMENTS (Continued)

(1) Other equity investments-continued

As the initial issuing shareholder of Shenneng legal person shares, the Company holds 22,323,900 non-tradable shares of Shenneng legal person shares (at a purchase price of RMB2.70 per share). Pursuant to the notice of Share Reform Plan and "Notice of Alteration in Share Construction of Shenneng Co., Ltd." issued by Shenneng Group on July 11, 2005, the non-tradable shares held by the Company would then be converted to tradable shares from August 17, 2006. As of December 31, 2006, the market value of Shenneng share is RMB7.31 per share. In the meantime the Company promised that the amount of shares it sold within 12 months since it got the tradable right would not exceed 1/3 of the total amount of its currently hold shares, while 2/3 within 24 months.

(2) Discrepancy on consolidation

Name of investees	Original cost	Amortization period RMB	At January 1, 2006 RMB	Addition RMB	Amortization for the year RMB	At December 31, 2006 RMB	Arising from
Yanmei Shipping	11,161,512	10 years	8,929,210	-	(1,116,151)	7,813,059	Acquisition of subsidiary
Heze Power	10,007,700	10 years	10,007,700	-	(1,000,770)	9,006,930	Acquisition of subsidiary
Shanxi Power	214,653,850	10 years	-	214,653,850	-	214,653,850	Acquisition of subsidiary
	235,823,062		18,936,910	214,653,850	(2,116,921)	231,473,839	

(3) Details of investments in subsidiaries are as follows:

Name of investees	Investment cost 1/1/2006 RMB	Investment cost Addition RMB	Investment cost 31/12/2006 RMB	Profit and loss adjustments 1/1/2006 RMB	Profit and loss adjustments Addition/(reduce) of equity RMB	Profit and loss adjustments Cash dividend received RMB	Profit and loss adjustments 31/12/2006 RMB	Other adjustments 1/1/2006 RMB	Other adjustments Addition/(reduce) of equity RMB	Other adjustments 31/12/2006 RMB	Net book value 1/1/2006 RMB	Net book value 31/12/2006 RMB
Zhongyan Trade	2,709,903	-	2,709,903	1,440,086	956,456	(298,581)	2,097,961	-	-	-	4,149,989	4,807,864
Yanmei Shipping	530,372	-	530,372	1,074,656	8,439,432	-	9,514,088	-	-	-	1,605,028	10,044,460
Yulin Power	775,000,000	-	776,000,000	-	-	-	-	-	-	-	776,000,000	776,000,000
Yanmei Australia	191,285,954	211,996,000	403,281,954	(31,123,317)	(372,158,637)	-	(403,281,954)	-	-	-	160,162,637	-
Heze Power	574,000,000	-	574,000,000	-	-	-	-	-	-	-	574,000,000	574,000,000
Shanxi Power	-	518,692,350	518,692,350	-	(6,738,844)	-	(6,738,844)	-	567,566	567,566	-	512,521,072
	1,544,526,229	730,688,350	2,275,214,579	(28,608,575)	(369,501,593)	(298,581)	(398,408,749)	-	567,566	567,566	1,515,917,654	1,877,373,396

16. LONG-TERM DEBT INVESTMENT

The Company	December 31, 2006 RMB	December 31, 2005 RMB
Designated deposit (Note)	1,132,504,700	162,200,000
Long-term debt investment due after one year	1,132,504,700	162,000,000

Note: Details of designated deposit are as follow:

Trustee	Borrower	Investment cost RMB	Annual interest	Maturity	Interest of this term RMB	Accumulated interest receivable or interest received RMB	Impairment RMB	Closing balance RMB
Bank of China Co., Ltd. Jining Branch	Yancoal Australia	632,504,700	USD 12 months LIBOR+150BP	June 20, 2012	-	-	-	632,504,700
Bank of China Co., Ltd. Jining Branch	Yulin Power	500,000,000	6.30%	October 20, 2009	5,425,000	5,425,000	-	500,000,000

17. FIXED ASSETS AND ACCUMULATED DEPRECIATION

	The Group							
	Lands (Note 1) RMB	Buildings RMB	Mining structure RMB	Railway structure RMB	Harbor works and craft RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost								
At January 1, 2006	53,029,742	2,199,529,833	3,908,554,834	879,685,419	250,230,769	8,340,253,411	347,237,996	15,978,522,004
Increasing resulting from acquisition of a subsidiary	-	91,908,034	129,703,255	-	-	190,374,674	26,128,554	438,114,517
Additions (Note 2)	-	15,724,775	15,377,909	-	-	257,147,401	2,139,549	290,389,634
Exchange realignment	2,224,560	279,978	-	-	-	7,802,553	22,171	10,329,262
Transfer from fixed assets under construction	-	196,575,530	-	5,011,503	118,120	1,238,710,215	10,102,083	1,450,517,451
Disposals	-	(47,599,938)	(31,762,634)	-	-	(878,537,922)	(17,246,519)	(975,147,013)
At December 31, 2006	55,254,302	2,456,418,212	4,021,873,364	884,696,922	250,348,889	9,155,750,332	368,383,834	17,192,725,855
Accumulated depreciation								
At January 1, 2006	-	1,049,086,669	1,597,017,499	365,865,571	12,136,192	4,660,376,579	218,239,951	7,902,722,461
Increasing resulting from acquisition of a subsidiary	-	-	337,190	-	-	828,508	405,635	1,571,333
Provided for the year	-	135,346,937	91,133,321	53,709,548	6,069,528	705,777,157	35,655,924	1,027,692,415
2006 transfer in (Note 2)	-	103,640,769	-	-	-	249,358,307	-	352,999,076
Eliminated on disposals	-	(41,411,146)	(475,583)	-	-	(828,954,226)	(16,608,955)	(887,449,910)
At December 31, 2006	-	1,246,663,229	1,688,012,427	419,575,119	18,205,720	4,787,386,325	237,692,555	8,397,535,375
Net book value								
At January 1, 2006	53,029,742	1,150,443,164	2,311,537,335	513,819,848	238,094,577	3,679,876,832	128,998,045	8,075,799,543
At December 31, 2006	55,254,302	1,209,754,983	2,333,860,937	465,121,803	232,143,169	4,368,364,007	130,691,279	8,795,190,480
Include:								
Fully depreciated F.A								
Cost	-	1,908,780	-	832,529	-	29,950,319	1,948,088	34,639,716

Note 1: The item represents the land of the Australian Southland coal mine, which Austar enjoys the permanent ownership.

Note 2: The machinery and equipment, amount to RMB352,999,076, are purchased with Work Safety Expense by the Company in the current year to ensure the production safety according to the regulation of State Administration of Coal Mine Safety.

18. MATERIALS HELD FOR CONSTRUCTION OF FIXED ASSETS

The Group

Category	December 31, 2006 RMB	December 31, 2005 RMB
Materials held for construction	525,897,325	194,334,918

19. FIXED ASSETS UNDER CONSTRUCTION

	The Group							
Category	At January 1, 2006 RMB	Acquired on acquisition of subsidiary RMB	Additions RMB	Transfers upon completion RMB	At December 31, 2006 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipment to be installed	143,887,072	9,534,000	1,703,004,426	(1,188,672,307)	667,753,191	963,650,000	69	internally generated fund
Buildings under construction	453,552,789	59,563,016	1,021,551,115	(232,018,065)	1,302,648,855	1,648,230,000	79	internally generated fund
Others	113,796,980	16,510,377	126,639,161	(29,827,079)	227,119,439	326,670,000	70	internally generated fund
Total	711,236,841	85,607,393	2,851,194,702	(1,450,517,451)	2,197,521,485	2,938,550,000		

No interest was capitalized for the year.

20. INTANGIBLE ASSETS

	The Group								
Category	Original amount RMB	At January 1, 2006 RMB	Addition RMB	Addition resulted from acquisition of subsidiary RMB	Amortization for the year RMB	Exchange realignment RMB	Accumulated amortization RMB	At December 31, 2006 RMB	Remaining amortization period
Land use rights	310,242,143	259,882,454	1,404,860	-	(6,216,590)	-	(55,171,419)	255,070,724	40 years and 11 months
Land use rights of Jining III	88,928,996	80,036,096	-	-	(1,778,580)	-	(10,671,480)	78,257,516	44 years
Mining rights of Jining III	132,478,800	99,359,006	-	-	(6,623,940)	-	(39,743,734)	92,735,066	14 years
Land use rights of Railway Assets	259,373,500	238,628,220	-	-	(5,187,570)	-	(25,937,850)	233,440,650	45 years
Goodwill	120,000,000	83,350,000	-	-	(13,890,000)	-	(50,540,000)	69,460,000	5 years
Mining right of Southland	56,277,886	53,905,632	-	-	(4,940,480)	2,261,303	(5,051,431)	51,226,455	19 years
Land use right of Heshan Tianchi	11,378,132	-	-	11,378,132	(349,003)	-	(349,003)	11,029,129	45 years and 11 months
	978,684,457	815,161,408	1,404,860	11,378,132	(38,986,163)	2,261,303	(187,464,917)	791,219,540	

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. On December 31, 2006, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

20. INTANGIBLE ASSETS (Continued)

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cashflow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

Goodwill represents the excess of the purchase consideration of Railway Assets over the net assets of Railway Assets at the date of acquisition.

Austar acquired mining rights of Southland through Southland Coal Pty limited at market value.

The land use right of Heshun Tianchi is purchased from the local government.

21. LONG-TERM DEFERRED EXPENSES

	The Group				
	At January 1, 2006 RMB	Increase resulting from acquisition of a subsidiary RMB	Addition RMB	Amortization for the year RMB	At December 31, 2006 RMB
Pre-operation expense:					
Heze Power	26,818,597	-	17,474,816	-	44,293,413
Austar Coal Mine	121,801,480	-	261,819,067	(383,620,547)	-
Tianhao Chemical	-	20,931,019	2,322,281	-	23,253,300
Yulin Power	-	-	28,730,865	-	28,730,865
Prepayment for resource compensation fees of Heshun Tianchi(Note)	-	25,387,850	-	(320,522)	25,067,328
	148,620,077	46,318,869	310,347,029	(383,941,069)	121,344,906

Note: In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. During the year, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees.

22. OTHER LONG-TERM ASSETS

Included in the group and company balance, there is a investment deposit amount to RMB97,425,900 relating to Yushuwan Coal Ming. Pursuant to agreements the Company entered into with other two parties, the three parties plan to establish Yushuwan Coal Mine in Yulin, Shanxi. Related formalities are still in progress as at December 31, 2006.

23. NOTES PAYABLE

	The Group At December 31	
	2006	2005
	RMB	RMB
Commercial notes payable	137,843,036	136,779,128
Bank notes payable	31,102,018	-
	168,945,054	136,779,128

24. ACCOUNTS PAYABLE

See note 52 (4)d for accounts payable due to shareholders of the Group holding more than 5% of the total shares of the Company.

25. ADVANCES FROM CUSTOMERS

See note 52 (4)d for amounts advanced from shareholders of the Group holding more than 5% of the total shares of the Company.

26. SALARIES AND WAGES PAYABLE

The balance of unpaid salary at year end is calculated according to group ergonomic salary. See note 45 (2).

27. TAXES PAYABLE

	December 31, 2006	December 31, 2005
	RMB	RMB
Income tax	150,333,137	647,286,994
Value added tax	134,232,491	126,084,888
City construction tax	24,252,668	45,010,917
Resource Tax	22,909,986	40,456,209
Others	24,324,070	38,363,313
	356,052,352	897,202,321

28. OTHER PAYABLES

See note 52 (4)d for other payables due to shareholders of the Group holding more than 5% of the total shares of the Company.

29. LONG-TERM LOAN

Lender	The Group At December 31, 2006 RMB	The Group At January 1, 2006 RMB	Period	Annual Interest Rate	Condition for Loan
Bank of China	–	200,000,000	From January 4, 2002 to August 25, 2006	5.76%	Guaranteed by Yankuang Group
China Minsheng Bank	160,000,000	–	From December 28, 2005 to December 22, 2009	Note1	Guaranteed by Yankuang Group
State Development Bank	220,000,000	–	From March 15, 2006 to February 19, 2018	Note2	Guaranteed by Yankuang Group
Less: Long-term loan due within one year	50,000,000	200,000,000			
Long-term loan due after one year	330,000,000	–			
	380,000,000	200,000,000			

Note1: The loan initially carries interest at 5.85% per annum and is subject to adjustment based on interest rate stipulated by the People Bank of China ("PBOC").

Note2: The loan carries interest at 6.21% per annum and subject to adjustment based on interest rate stipulated by the PBOC.

30. LONG-TERM PAYABLE

	The Group At December 31 2006 RMB	2005 RMB
Payable for acquisition of Jining III's mining rights (Note1)	52,991,760	66,239,560
Reform and Specific Development Fund (Note2)	447,372,175	269,945,150
Work Safety Expense (Note3)	22,345,810	91,461,646
Work Safety Expense of Shanxi (Note4)	7,861,986	–
	530,571,731	427,646,356
Less: Long-term payable due within one year	43,455,596	104,709,446
Long-term payable due after one year	487,116,135	322,936,910
	530,571,731	427,646,356

Note1: The amount represents the remaining balances of payable to Yankuang Group for acquisition of Jining III's mining rights, details of which are set out in note 52(4)a.

Note2: According to the joint regulation of Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal government, from July 1, 2004, Reform and Specific Development Fund is accrued at RMB 5 per ton raw coal mined and will be used for related expenditures on mine construction.

30. LONG-TERM PAYABLE (Continued)

Note3: According to the relevant regulation of State Administration of Coal Mine Safety, from May 1, 2004, Work Safety Expense is accrued at RMB8 per ton raw coal mined, and will be used on work safety related expenditure for coal mines. The Company expects to fully use the remaining balance before the end of 2007.

Note4: Pursuant to "Administration of Coal Mine Safety" released by State-owned Assets Supervision and Administration Commission of Shanxi Municipal government according to the relevant regulations, Work Safety Expense is accrued at RMB15 per ton raw coal mined of Heshun Tianchi, and will be used on work safety related expenditure for coal mines. Heshun Tianchi expects to fully use the remaining balance before the end of 2007.

31. SHARE CAPITAL

Changes in share capital from January 1, 2006 to December 31, 2006 are as follow:

		January 1, 2006	Addition (Reduce) Share Reform	December 31, 2006
(1)	Unlisted shares			
	Initiation shares	2,672,000,000	(2,672,000,000)	-
	Sub-total	2,672,000,000	(2,672,000,000)	-
(2)	Listed shares with restricted trading condition			
	Initiation shares	-	2,600,000,000	2,600,000,000
	Sub-total	-	2,600,000,000	2,600,000,000
(3)	Listed shares			
	1.A-shares	288,000,000	72,000,000	360,000,000
	2.H-shares	1,958,400,000	-	1,958,400,000
	Total of listed shares	2,246,400,000	72,000,000	2,318,400,000
(4)	Total share capital	4,918,400,000	-	4,918,400,000

The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform.

31. SHARE CAPITAL (Continued)

Changes in share capital from January 1, 2005 to December 31, 2005 are as follow:

		January 1, 2005	Addition conversion From capital reserve	December 31, 2005
(1).	Unlisted shares			
	Initiation shares	1,670,000,000	1,002,000,000	2,672,000,000
(2).	Listed shares			
	1.A-shares	180,000,000	108,000,000	288,000,000
	2.H-shares	1,224,000,000	734,400,000	1,958,400,000
	Total of listed shares	1,404,000,000	842,400,000	2,246,400,000
(3).	Total share capital	3,074,000,000	1,844,400,000	4,918,400,000

On August 4, 2005 approved by the shareholder's meeting, six bonus shares for every ten shares issued by conversion from capitial reserve of 1,844,400,000 is proposed based on the total issued shares of 3,074,000,000(each share with a par value of RMB1).

The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031.

Each share has a par value of RMB1.

32. CAPITAL RESERVES

Changes in capital reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Group			
	At January 1, 1, 2006 RMB	Additions RMB	Reversals RMB	At December 31, 2006 RMB
Share premium	3,257,734,238	–	–	3,257,734,238
Transfer from Wei Jian Fei (Note)	1,607,746,553	213,479,995	–	1,821,226,548
Total	4,865,480,791	213,479,995	–	5,078,960,786

32. CAPITAL RESERVES (Continued)

Changes in capital reserves from January 1, 2005 to December 31, 2005 are as follows:

	The Group			
	At January 1, 2005 RMB	Additions RMB	Reversals RMB	At December 31, 2005 RMB
Share premium (Note 31)	5,102,134,238	–	(1,844,400,000)	3,257,734,238
Transfer from Wei Jian Fei (Note)	1,399,815,149	207,931,404	–	1,607,746,553
Total	6,501,949,387	207,931,404	(1,844,400,000)	4,865,480,791

Note: Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use.

33. SURPLUS RESERVES

Changes in surplus reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Group		
	Statutory common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2006	1,019,141,038	509,649,665	1,528,790,703
Additions	175,821,286	–	175,821,286
Transferred in (out)	509,649,665	(509,649,665)	–
At December 31, 2006	1,704,611,989	–	1,704,611,989

Changes in surplus reserves from January 1, 2005 to December 31, 2005 are as follows:

	The Group		
	Statutory common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2005	769,592,892	384,875,592	1,154,468,484
Additions	249,548,146	124,774,073	374,322,219
At December 31, 2005	1,019,141,038	509,649,665	1,528,790,703

33. SURPLUS RESERVES (Continued)

The statutory common reserve fund can be used to make up the losses incurred in previous years, expand the business scale of the Company or convert it into share capital.

According to the policy of "Solution of company financial problems after the implement of "Company Law"" which was released by the Ministry of Finance on March 15, 2006, the Company stopped appropriating the statutory common welfare fund from 2006, the remaining balance of the statutory common welfare fund was transferred to the statutory common reserve fund.

34. UNAPPROPRIATED PROFITS

		2006 RMB	2005 RMB
At January 1		5,843,971,924	4,522,052,692
Add: Net profit for the year		1,749,341,072	2,495,481,451
Less: Appropriations to:			
Statutory common reserve fund	Note1	175,821,286	249,548,146
Statutory common welfare fund	Note2	–	124,774,073
Profit available for distribution		7,417,491,710	6,643,211,924
Less: Dividend paid – cash dividend approved by the shareholders' meeting of last year	Note 3	1,082,048,000	799,240,000
At December 31		6,335,443,710	5,843,971,924
Including: cash dividend proposed after the balance sheet date	Note 4	983,680,000	1,082,048,000

Note 1: Appropriations to statutory common reserve fund

Pursuant to the Relative Company Law and the Company's Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company's registered capital.

Note 2: Appropriations to statutory public welfare fund

The Company stopped appropriating the statutory common welfare fund from Jan 1, 2006.

34. UNAPPROPRIATED PROFITS (Continued)

Note 3: Dividend paid – Cash dividend approved by the shareholders' meeting of last year

According to the minute of Board of Directors date April 21, 2006, final dividend of RMB2.2 per ten shares for every ten shares issued by conversion from capital reserve is proposed based on the total issued shares of 4,918,400,000 (each share with a par value of RMB1). The declaration and payment of the final dividend are subject to the approval of the shareholders' meeting of the Company.

Note 4: Cash dividends proposed after the balance sheet date

According to the minute of Board of Directors date April 20, 2007, final dividend of RMB2.0 per ten shares for every ten shares issued by conversion from capital reserve is proposed based on the total issued shares of 4,918,400,000 (each share with a par value of RMB1). The declaration and payment of the final dividend are subject to the approval of the shareholders' meeting of the Company.

35. REVENUE FROM PRINCIPAL OPERATIONS

The Group

	2006 RMB	2005 RMB
Revenue from domestic sales of coal products	9,972,289,601	8,885,946,648
Revenue from export sales of coal products	3,086,518,268	3,650,541,278
Revenue from railway transportation services	165,487,803	169,041,979
	13,224,295,672	12,705,529,905

The Company

	2006 RMB	2005 RMB
Revenue from domestic sales of coal products	9,949,836,713	8,885,946,648
Revenue from export sales of coal products	2,972,108,821	3,650,541,278
Revenue from railway transportation services	165,487,803	169,041,979
	13,087,433,337	12,705,529,905

Total amount of the 5 largest customers is RMB2,930,630,158, which accounts for 22% in total revenue.

35. REVENUE FROM PRINCIPAL OPERATIONS (Continued)

The Company exports its coal through China National Coal Group Corporation, Minerals Trading Co., Ltd. and Shanxi Coal Import and Export Group Corporation. Currently, the Company does not have direct export rights, and has to export coals through import and export companies. The final decision on customer selection of the Company's export sales is jointly determined by the Company and the above-mentioned import and export companies. Therefore the amounts of sales made through these import and export companies are excluded from sales of the 5 largest customers.

36. COST OF PRINCIPAL OPERATIONS

	The Group For the period ended December 31,	
	2006 RMB	2005 RMB
Cost of sales of coal products (Note)	6,689,030,352	5,803,337,413
Cost of the railway transportation services	101,503,526	103,782,505
	6,790,533,878	5,907,119,918

Note: analysis of cost of sales of coal products is as follows:

	2006 RMB	2005 RMB
Materials	1,317,418,286	1,134,166,366
Wages	1,317,070,060	1,087,878,740
Employee welfare	189,401,443	135,781,077
Electricity	334,581,508	279,990,861
Depreciation	855,889,777	862,793,619
Land subsidence, restoration, rehabilitation and environmental costs	738,107,613	636,589,854
Repairs	326,726,053	339,839,490
Safety Work Expense	283,883,240	277,241,872
Reform and Specific Development Fund	177,427,025	173,276,170
VAT input transfer out	152,339,033	152,762,677
Transportation fee	106,527,780	97,548,212
Others	676,033,832	417,537,071
Subtotal	6,475,405,650	5,595,406,009
Wei Jian Fei	213,624,702	207,931,404
Total	6,689,030,352	5,803,337,413

36. COST OF PRINCIPAL OPERATIONS (Continued)

	The Company For the period ended December 31, 2006 RMB	2005 RMB
Coal cost	6,439,852,359	5,804,613,330
Transportation cost	101,503,526	103,782,505
	6,541,355,885	5,908,395,835

37. SALES TAXES AND SURCHARGES

	The Group For the period ended December 31, 2006 RMB	2005 RMB
Business tax	4,964,634	5,071,259
City construction tax	93,188,839	90,570,153
Education fee	53,231,994	51,773,063
Resource tax	128,945,444	111,090,254
	280,330,911	258,504,729

38. PROFITS FROM OTHER OPERATIONS

	The Group For the period ended December 31, 2006 RMB	2005 RMB
Sales of raw materials		
– Sales	1,187,200,798	810,909,188
– Cost of sales	1,137,577,616	774,159,646
	49,623,182	36,749,542
Others		
– Income	46,922,887	33,767,202
– Cost	24,245,159	26,842,615
	22,677,728	6,924,587
	72,300,910	43,674,129

39. OPERATING EXPENSES

	The Group For the period ended December 31,	
	2006	2005
	RMB	RMB
Selling expense of domestic sales of coal products	358,413,521	268,033,858
Selling expense of export sales of coal products	578,205,367	662,069,317
Others	101,379,018	67,273,865
	1,037,997,906	997,377,040

40. FINANCIAL EXPENSES

	The Group For the period ended December 31,	
	2006	2005
	RMB	RMB
Interest expenses	23,202,250	20,752,000
Less: interest income	78,055,613	85,970,245
Exchange loss(Less: gain)	8,731,147	98,680,918
Others	9,985,607	11,730,373
	(36,136,609)	45,193,046

41. INVESTMENT INCOME

	The Group For the period ended December 31,	
	2006	2005
	RMB	RMB
Short-term investment income		
– Interest income from designated deposits	–	5,743,756
Long-term investment income		
– Profits declared by investee under cost method	6,311,225	4,464,780
– Amortization of long-term equity investment difference	(2,116,921)	(1,116,151)
	4,194,304	9,092,385

41. INVESTMENT INCOME (Continued)

The Company	2006 RMB	2005 RMB
Short-term investment income		
– Interest income from designated deposits	40,328,833	5,743,756
Long-term investment income		
– Share of investees' profit recognized under equity method	(369,501,593)	(29,731,227)
– Profits declared by investee under cost method	6,311,225	4,464,780
– Amortization of long-term equity investment difference	(2,116,921)	(1,116,151)
	(324,978,456)	(20,638,842)

42. SUBSIDY INCOME

The subsidy income represents the subsidy of RMB 4,000,000, which is granted by Ministry of Commerce, according to the Announcement [2005] No.146, to used in foreign investment in resource industry and in supporting the prophase construction of the foreign economic cooperation.

43. NON-OPERATING INCOME

	The Group For the period ended December 31,	
	2006 RMB	2005 RMB
Gain on disposal of fixed assets	5,915,662	2,007,090
Others	5,193,462	389,944
	11,109,124	2,397,034

44. NON-OPERATING EXPENSES

	The Group For the period ended December 31,	
	2006 RMB	2005 RMB
Loss on disposal of fixed assets	79,439,311	2,533,695
Donations	543,000	4,002,788
Fines and Others	9,579,814	7,390,595
	89,562,125	13,927,078

45. INCOME TAXES

	The Group For the period ended December 31,	
	2006	2005
	RMB	RMB
Income tax of the Company (1)/(2)	1,284,833,595	1,371,716,644
Addition payment of income tax	–	42,462,677
Income tax of subsidiaries	716,405	682,511
	1,285,550,000	1,414,861,832

(1) Income tax is provided at 33% of the taxable income which is calculated by adjusting the accounting profits before tax for the year in accordance with the relevant tax laws.

(2) The relevant tax authorities have not yet assessed the cap for total wages of the Company that would be deductible under PRC income tax. As a subsidiary of Yankuang Group, the directors of the Company are in the opinion that the same basis for determining the deductible wages cap applicable to Yankuang Group and assessed by the tax authority would be equally applicable to the Company.

46. NET PROFIT AFTER NON-RECURRING PROFIT AND LOSS

	The Group For the period ended December 31,	
	2006	2005
	RMB	RMB
Net profit	1,749,341,072	2,495,481,451
Add/less: Extraordinary gain		
– Loss (gains) on disposal of fixed assets	73,523,649	526,605
– Other deductible non-operating expenditure	10,122,814	11,393,383
– Other deductible non-operating revenue	(5,193,462)	(389,944)
– Subsidiary income	(4,000,000)	–
– Entrust investment revenue	–	(5,743,756)
Income tax effect for non-recurring profit and loss	(24,160,067)	629,788
Net profit after non-recurring profit and loss	1,799,634,006	2,501,897,527

47. OTHER CASH RECEIVE RELATING TO OPERATING ACTIVITIES

	The Group For the period ended December 31, 2006 RMB	2005 RMB
Other operating income	394,798,307	102,929,417
Non operating income	5,193,463	389,944
Interest income	78,055,613	85,873,522
Subsidy income	4,000,000	-
Receive cash from funds paid for on other's behalf	454,220,837	399,645,497
Total	936,268,220	588,838,380

48. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	The Group For the period ended December 31, 2006 RMB	2005 RMB
Other payments for operating and administrative expenses	1,539,814,212	1,495,050,267
Other operating expenses	362,956,628	94,318,481
Others	318,392,817	257,123,274
Total	2,221,163,657	1,846,492,022

49. ACQUISITION OF SUBSIDIARY

According to the equity transfer agreement and supplementary agreement between the Company and Yankuang Group, the Company would pay RMB733,346,200 for 98% equity interest in Yangkuang Shanxi Power Chemical Co., Ltd. As at December 31, 2006, the purchase price has been fully paid. The equity transfer is approved by State-owned Assets Supervision and Administration Commission of Shandong Province and the Shareholders' meeting of the Company in November, 2006. The Company has been renamed as Yankuang Shanxi Power Chemical Co., Ltd. The acquisition was completed in November 2006.

49. ACQUISITION OF SUBSIDIARY (Continued)

The financial position of the subsidiary at the effect date of acquisition is as follows:

	The effective date of acquisition RMB
Current assets	334,599,837
Fixed assets	436,543,184
Materials held for construction of fixed assets	106,824,635
Fixed assets under construction	85,607,393
Intangible assets	11,378,132
Long-term deferred expenses	46,318,869
Current liabilities	(152,240,050)
Long-term liabilities	(338,974,652)
Minority interests	(779,440)
Net assets	529,277,908
Minority interests	(10,585,558)
The Company's share of net assets	518,692,350
Discrepancy on consolidation	214,653,850
Total	733,346,200
Net cash flow from acquisition of subsidiary	
Cash Consideration	733,346,200
Less: Cash and bank balances of the acquired subsidiary	289,142,324
	444,203,876

The operating result of the subsidiary from the effect date of acquisition to the balance sheet date is as follows:

	From effective date of acquisition to December 31, 2006 RMB
Profit from principal operations	3,977,160
Less: Operating expenses	12,942,198
Operating loss	(8,965,038)
Add: Non operating income	964,304
Minority interest	1,124,363
Total loss	(6,876,371)
Minority interest	(137,527)
The Company's share of total loss	(6,738,844)

50. CASH AND CASH EQUIVALENTS

Group	December 31, 2006 RMB	December 31, 2005 RMB
Bank balances and cash	6,028,060,759	7,278,972,385
Less: Restricted cash (Note 1)	117,585,327	36,550,789
	5,910,475,432	7,242,421,596

Note 1: The amounts represent the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabilitation and environmental costs of Austar under the request of Australia government; and for issuing letter of credit and bank acceptance.

Company	December 31, 2006 RMB	December 31, 2005 RMB
Bank balances and cash	5,615,399,136	6,297,641,649
Less: Restricted cash (Note 2)	15,503,032	–
	5,599,896,104	6,297,641,649

Note 2: The amounts represent the deposits placed in banks secured for issuing letter of credit.

51. SEGMENT INFORMATION

Item	Coal mining business RMB	Railway transportation business RMB	Inter-segment elimination RMB	Unallocated items RMB	Total RMB
1. Operating revenue					
External	14,292,931,554	165,487,803	–	–	14,458,419,357
Inter-segment	–	206,769,553	(206,769,553)	–	–
Total	14,292,931,554	372,257,356	(206,769,553)	–	14,458,419,357
2. Cost of sales					
External	8,131,184,038	101,503,526	–	–	8,232,687,564
Inter-segment	–	140,494,286	(140,494,286)	–	–
Total	8,131,184,038	241,997,812	(140,494,286)	–	8,232,687,564
3. Total operating expenses	2,676,273,070	116,506,683	(66,275,267)	393,736,027	3,120,240,513
4. Total operating profits	3,485,474,446	13,752,861	–	(393,736,027)	3,105,491,280
5. Total assets	14,742,002,743	933,986,515	–	7,218,144,145	22,894,133,403
6. Total liabilities	3,786,555,051	20,367,522	–	994,701,756	4,801,624,329

Over 90% of total assets of the Company are located in China.

52. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai
Zhongyan Trade	Qingdao, Shandong	International trade	Subsidiary	Limited company	Shao Hua Zhen
Yanmei Shipping	Jining, Shandong	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun
Yulin Power	Yulin, Shanxi	Prepare for construction	Subsidiary	Limited company	Wang Xin
Heze Power	Heze, Shandong	Prepare for construction	Subsidiary	Limited company	Wang Xin
Yanmei Australia	Australia	Investment holding	Subsidiary	Limited company	-
Austar Coal Mine	Australia	Coal exploitation	Subsidiary's sub	Limited company	-
Shanxi Power	Jinzhong, Shanxi	Investment holding	Subsidiary	Limited company	Wang Xisuo
Heshun Tianchi	Jinzhong, Shanxi	Coal mining business	Subsidiary's sub	Limited company	Wang Xisuo
Tianhao Chemical	Xiaoyi, Shanxi	Development of methane Project	Subsidiary's sub	Limited company	Wang Xisuo

(2) For the related parties where a control relationship exists, the registered capital and paid-in capital and the changes therein are as follows:

Name of related parties	At January 1, 2006 RMB	Additions RMB	December 31, 2006 RMB
Yankuang Group	3,090,336,000	263,051,627	3,353,387,627
Zhongyan Trade	2,100,000	-	2,100,000
Yanmei Shipping	5,500,000	-	5,500,000
Yulin Power	800,000,000	-	800,000,000
Yanmei Australia	191,285,954	211,996,000	403,281,954
Austar Coal Mine	191,285,954	211,996,000	403,281,954
Heze Power	600,000,000	-	600,000,000
Shanxi Power	-	600,000,000	600,000,000
Heshun Tianchi	-	90,000,000	90,000,000
Tianhao Chemical	-	150,000,000	150,000,000

52. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(3) For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	January 1, 2006		Addition		Reversal		December 31, 2006	
	RMB	%	RMB	%	RMB	%	RMB	%
Yankuang Group	2,672,000,000	54.33	-	-	(72,000,000)	(1.47)	2,600,000,000	52.86
Zhongyan Trade	1,100,000	52.38	-	-	-	-	1,100,000	52.38
Yanmei Shipping	5,060,000	92.00	-	-	-	-	5,060,000	92.00
Yulin Power	776,000,000	97.00	-	-	-	-	776,000,000	97.00
Yanmei Australia	191,285,954	100.00	211,996,000	-	-	-	403,281,954	100.00
Austar Coal Mine	191,285,954	100.00	211,996,000	-	-	-	403,281,954	100.00
Heze Power	574,000,000	95.67	-	-	-	-	574,000,000	95.67
Shanxi Power	-	-	588,000,000	98	-	-	588,000,000	98.00
Heshun Tianchi	-	-	73,179,000	81.31	-	-	73,179,000	81.31
Tianhao Chemical	-	-	149,775,000	99.85	-	-	149,775,000	99.85

(4) Significant transactions entered with the Company and above-mentioned related parties in current year:

(a) Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the "Agreement for Acquisition of Jining III" signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2006, the Company had paid RMB2,530,390,000 to Yankuang Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB79,490,000. Included in the above payment, RMB13,248,000 was paid in current year for acquisition of the mining rights.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal installments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the seventh installment before December 31, 2007.

The consideration for the acquisition is determined according to revaluation price.

52. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: (continued)

(b) Sales and purchases

	For the period ended December 31, 2006 RMB'000	2005 RMB'000
Sales and service provided		
Sales of coal – Yankuang Group and its affiliates	1,069,879	856,580
Public utilities and facilities income		
– Yankuang Group and its affiliates	-	29,000
Material and spare parts sales		
– Yankuang Group and its affiliates	496,221	369,855
	1,566,100	1,255,435
Purchases-Yankuang Group and its affiliates	458,329	341,935

The price of the above transaction is determined according to market price or negotiated price.

(c) Construction services

	For the period ended December 31, 2006 RMB'000	2005 RMB'000
Mining construction for Zhaolou Mine	53,574	-
Construction of methane project in Yulin	161,149	-
YMC Rescue Center	52,060	-
YMC Nantun Coal Transportation System	39,875	-
	306,658	-

The price of the above transaction is determined according to market price or negotiated price.

52. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: (continued)

(d) Amount due to or from related parties

Account	Company	December 31, 2006 RMB	December 31, 2005 RMB
Notes receivable	Yankuang Group and its affiliates	57,195,006	7,495,158
Accounts receivable	Yankuang Group and its affiliates	9,655,076	2,915,543
Other receivables (Note)	Yankuang Group and its affiliates	39,919,268	49,153,257
Prepayments	Yankuang Group and its affiliates	1,570,374	4,100,645
		108,339,724	63,664,603
Accounts payable	Yankuang Group and its affiliates	76,620,248	20,637,078
Advances from customers	Yankuang Group and its affiliates	58,022,475	52,533,644
Other payables (Note)	Yankuang Group and its affiliates	955,249,117	473,671,303
Long-term payable due within one year (Note 30 and 52(4)a)	Yankuang Group and its affiliates	13,247,800	13,247,800
Long-term payables (Note 30 and 52(4)a)	Yankuang Group and its affiliates	39,743,960	52,991,760
		1,142,883,600	613,081,585

Note: Other receivables due from Yankuang Group and its affiliates are interest free and receivable on demand.

Other payables due to Yankuang Group and its affiliates are interest free and repayable on demand.

52. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: (continued)

(e) Other transactions

(1) Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the year of 2006 and 2005 are RMB839,924,000 and RMB685,252,000 respectively.

(2) Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

	2006 RMB'000	2005 RMB'000
Electricity	349,095	351,313
Repairs and maintenance	246,841	197,624
Technical support and training fee	20,000	15,130
Mining rights fees (Note)	12,980	12,980
Public utilities expenses	9,275	4,640
Road transportation fee	63,448	53,346
Gases and eructate expenses	26,000	11,020
Buildings management fee	86,200	37,200
Children tuition fee	40,800	16,600
Others	53,700	15,530
Total	908,339	715,383

Note: the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from February 1998, an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

(3) Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the year of 2006 and 2005 are RMB4,111,103 and RMB5,906,139 respectively.

(4) During the years of 2005 and 2006, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

53. CAPITAL COMMITMENTS

	December 31, 2006 RMB'000	December 31, 2005 RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
-Purchase of assets	1,221,884	920,907

54. SUBSEQUENT EVENTS

1. Pursuant to No. 33 Notice of the Ministry of Finance and Caikuai [2006] No. 3, the Company will adopt the new Accounting Principles of Enterprises from January 1, 2007 and make certain adjustments to its balance sheet as of January 1, 2007 according to the requirements of "Chapter 38 of the Accounting Principles of Enterprises-for those who first adopt the Accounting Principles of Enterprises". Given the new accounting principles and the Company's current situation, the Company has already worked out appropriate accounting policies and also made reasonable accounting estimates which have been approved by the board of directors of the Company. As for the effects on the shareholder's equity as of January 1, 2007 brought by the changes in the accounting policies because of the adoption of the new accounting principles, the Company has already worked out reconciliation between the two versions of the accounting principles on shareholder's equity. This reconciliation is disclosed as the supplementary information to the financial statements.

2. On January 11, 2007, the Company made an agreement with Yankuang Lunan Fertilizer Factory who held the remaining 2% of Shanxi Power share. In the agreement the Company would acquire that 2% shares at a price of RMB 14,966,200. The relevant procedures on property rights transfer completed on January 23, 2007. The Company holds 100% of Shanxi Power share.

3. On March 16, 2007, "Enterprise Income Tax Law of People's Republic of China" (named "New Enterprise Income Tax Law" as follows) was issued on behalf of PRC President as the No. 63 Announcement. The new Enterprise Income Tax Law will come into effect from January 1, 2008. At that specific moment, the company and its subsidiaries will pay the enterprise income tax according to the new Enterprise Income Tax Law.

55. OTHER IMPORTANT EVENTS

Pursuant to the supplementary agreement between Yankuang Group and the Company on the acquisition of Heze Power share, Yankuang Group made an irrevocable claim that as soon as it got the mining rights of Zhaolou Mine and Wanfu Mine, the Company had the rights to acquire the mining rights within 12 months from that specific date. Furthermore, if any of the following matters occurred before June 30, 2006: (1) Heze Power failed to obtain the land use rights of Zhaolou Mine and its coal cleaning factory; (2) Yankuang Group failed to obtain the mining rights of Zhaolou Mine; (3) Any other factors led to the Group's failure in acquiring Zhaolou Mine's mining rights; the Company had the rights to send back its 95.67% share of Heze Power to the Group. Yankuang Group should pay back the Company the acquisition price, the net capital investment made by the Company to Heze Power, and the interest at a rate of 10% per annum for a twelve-month period. As at March 5, 2007, Yankuang Group had already obtained certain approval from the government on the land use rights of Heze Power coal cleaning factory with some procedures still in the process. And the mining rights of Zhaolou Mine was also successfully obtained on June 28, 2006. The remaining procedures on transferring of the land use rights and mining rights will complete within the year 2007.

56. APPROVE OF FINANCIAL STATEMENTS

The Company and the Group financial statements have been approved by board of directors on April 20, 2007.

1. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

For the year ended December 31, 2006, under PRC GAAP net profit is RMB1,749,341 thousand and net assets is RMB18,027,021 thousand. The summary of differences of net profit and net assets between PRC GAAP and IFRS in this year are as follows:

	Net profit for the year RMB'000	Net assets at December 31, 2006 RMB'000
As per the financial statements prepared under PRC GAAP	1,749,341	18,027,021
Adjustments under IFRS:		
– Reversal of Wei Jian Fei	213,480	
– Reversal of Work Safety Expense	209,555	652,823
– Reversal of Reform and Specific Development Fund	177,427	447,372
– Deferred tax effect	(69,021)	(226,507)
– Release of negative goodwill to income	–	138,101
– Deemed interest expenses	(3,171)	(116,391)
– Release goodwill prepared	16,007	31,013
– Yanmei Australia pre-operating expenses	80,051	(46,860)
– Fair value change of available-for-sales investment	–	33,961
– Others	(684)	(8,754)
As per financial statement prepared under IFRS which belongs to shareholders of the Company	2,372,985	18,931,779
– Minority interests	(1,017)	61,961
As per financial statements prepared under IFRS	2,371,968	18,993,740

2. RETURN ON SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

Profit for the reporting period	Return on shareholders' equity % Diluted	Return on shareholders' equity % Weighted average	Earnings per share RMB Diluted	Earnings per share RMB Weighted average
Income from principal operations	34.11%	34.98%	1.25	1.25
Operating profits	17.22%	17.66%	0.63	0.63
Net profit	9.70%	9.95%	0.36	0.36
Net profit excluding extraordinary gain (loss)	9.98%	10.23%	0.37	0.37

3. LIST OF PROVISION FOR IMPAIRMENT LOSS ON ASSETS

Unit: RMBYuan

Item	2006.1.1		Provision/(Reserve)		Write off		2006.12.31	
	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company
1. Total provision for bad debts	162,416,585	162,416,585	(19,716,674)	(9,860,444)	(78,602,888)	(78,602,888)	64,097,023	73,953,253
– Accounts receivable	126,700,309	126,700,309	(16,650,357)	(16,680,546)	(78,602,888)	(78,602,888)	31,447,064	31,416,875
– Other receivables	35,716,276	35,716,276	(3,066,317)	6,820,102	-	-	32,649,959	42,536,378
2. Total provision for loss on current investment	-	-	-	-	-	-	-	-
– Bond investment	-	-	-	-	-	-	-	-
3. Total provision for loss on inventory	-	-	-	-	-	-	-	-
– Raw material	-	-	-	-	-	-	-	-
– Finished goods	-	-	-	-	-	-	-	-
4. Total provision for loss on long-term investment	-	-	-	-	-	-	-	-
– Long-term equity investment	-	-	-	-	-	-	-	-
5. Total provision for loss on fixed assets	-	-	-	-	-	-	-	-
– Buildings	-	-	-	-	-	-	-	-
– Mining structure	-	-	-	-	-	-	-	-
– Railway structure	-	-	-	-	-	-	-	-
– Habour works and craft	-	-	-	-	-	-	-	-
– Plant, machinery and equipment	-	-	-	-	-	-	-	-
– Transportation equipment	-	-	-	-	-	-	-	-
6. Total provision for loss on intangible assets	-	-	-	-	-	-	-	-
– Land use rights	-	-	-	-	-	-	-	-
– Mining rights	-	-	-	-	-	-	-	-
– Goodwill	-	-	-	-	-	-	-	-
7. Provision for loss on fixed assets under construction	-	-	-	-	-	-	-	-
8. Provision for loss on designated deposit	-	-	-	-	-	-	-	-

4. ANALYSIS OF ITEMS WHICH FLUCTUATED OVER 30% (INCLUDING 30%), AND ACCOUNTING FOR 5% (INCLUDING 5%) OF THE TOTAL ASSETS ON THE BALANCE SHEET DATE OR 10%(INCLUDING 10%) OF THE TOTAL PROFITS FOR THE REPORTING YEAR:

Unit: RMBYuan

Items in balance sheet	December 31, 2006				
	Amount	Percentage in total assets	December 31, 2005	Fluctuation	Reason
Fixed assets under construction	2,197,521,485	10%	711,236,841	209%	Note 1
Other payable	1,760,353,295	8%	1,194,089,906	47%	Note 2

Items in statement of income and profits appropriation	2006				
	Amount	Percentage in total profits	2005	Fluctuation	Reason
General and administrative expenses	2,118,379,216	70%	1,627,752,362	30%	Note 3

Note 1: The four subsidiaries of YMC (Heze, Yulin, Shan Xi Power, Yanmei Australia) are still in the stage of investment and construction, so further effort is put to capital construction. Additionally, this year Shanxi Power is included in consolidation for the first time. All the factors mentioned above lead to the increase in CIP.

Note 2: Construction projects increase this year, as a result of that expense on purchase of machine and equipment also has much increase. As the end of the year increase in unpaid contruction fee and equipment fee leads to the increase in other payables.

Note 3: Due to the acquisition of Shanxi Power, and Yanmei Australia's ending of pre-operation period at the end of the year, G&A expense increased a lot this year.

Registered Name	兖州煤业股份有限公司
English Name	Yanzhou Coal Mining Company Limited
Registered Address	298 Fushan South Road Zoucheng City Shandong Province 273500 PRC
Place of Business in Hong Kong	Rooms 2608-10, 26/F, the Center 99 Queen's Road Central Hong Kong Tel: (852) 2136 6185 Fax: (852) 2136 6068 Contact Person: Luo Yating
Company Secretary	Zhang Baocai
Authorized Representatives	Wu Yuxiang Zhang Baocai
Auditors	
International:	Deloitte Touche Tohmatsu Certified Public Accountants, 35th Floor, One Pacific Place 88 Queensway Hong Kong
Domestic:	Deloitte Touche Tohmatsu Certified Public Accountants Ltd. Certified Public Accountants in the PRC (excluding Hong Kong) 30th Floor, Bund Center 222 Yan'an Road East Shanghai 200002 PRC
Legal Advisors	
As to Hong Kong law and United States law:	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Hong Kong
As to PRC law:	King & Wood 40th Floor, Tower A Beijing Fortune Center 7 Dong-sanhuan Zhonglu Chaoyang District Beijing 100022 PRC

Principal contacting banks	Industrial and Commercial Bank of China Limited Zoucheng Branch Tie Xi Office 489 Fushan South Road Zoucheng City Shandong Province 273500 PRC
	China Construction Bank Limited Yanzhou Coal Mining District Special Branch 543 Kuangjian East Road Zoucheng City Shandong Province 273500 PRC
	Bank of China Limited Zoucheng Branch 51 Taiping East Road Zoucheng City Shandong Province 273500 PRC
Hong Kong Share Registrar	Hong Kong Share Registrar Hong Kong Registrars Limited Room 1712-1716, 17th Floor, Hopewell Center 183 Queen's Road East Hong Kong
Shanghai Share Registrar	Shanghai Share Registrar China Securities Depository and Clearing Corporation Limited Shanghai Branch 36th Floor China Insurance Tower 166 Lujiazui East Road Pudong Shanghai 200120 PRC
Depositary	The Bank of New York Investor Services P.O. Box 11258 Church Street Station New York, NY 10286-1258
Places of listing ADSs: *H shares:*	The Stock Exchange of Hong Kong Limited Stock Code:1171
ADSs:	The New York Stock Exchange, Inc. Tick Symbol: YZC
A shares:	The Shanghai Stock Exchange Stock Abbreviation: Yanzhou Mei Ye Stock Code: 600188

Publications:

As required by the United States securities laws, the Company shall file an annual report through Form 20-F with the United States Securities and Exchange Commission on or before 30th June, 2007. Once the annual report and the Form 20-F have been filed, they will also be available at:

The PRC:	Yanzhou Coal Mining Company Limited Office of the Secretary to the Board 298 Fushan South Road Zoucheng City Shandong Province 273500 PRC Tel: (86-537) 538-2319 Fax: (86-537) 538-3311 Website: http://www.yanzhoucoal.com.cn e-mail: yzc@yanzhoucoal.com.cn
Hong Kong/Outside PRC	IPR Ogilvy Ltd. Rooms 2608-10, 26/F the Center 99 Queen's Road Central Hong Kong Tel: (852) 2136 6185 Fax: (852) 2136 6068

Appendix

RAW COAL OUTPUT OF THE COMPANY'S
SIX COAL MINES IN THE HEADQUARTERS (10 thousands tonnes)


1000
800
600
400
200
0
407
398
393
744
662
720
698
501
562
855
753
797
486
451
401
725
701
676
Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jingning II coal mine
Jining III coal mine
2004
2005
2006

SHARE PRICE GRAPH OF THE COMPANY (2003 to 2006)


6
4
2
0
1-2
7-2
1-2
7-2
1-2
7-2
1-2
7-2
Hang Seng Index
H-Share Index (point)
The Company (HKD/Share)
BJ Price (USD/tonne)




END

兖州煤业股份有限公司
Yanzhou Coal Mining Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)